EXHIBIT 13.3
Management's Report on Internal Control over Financial Reporting
The consolidated financial statements and Management's Discussion and Analysis (MD&A) included in this Annual Report are the responsibility of the management of TC Energy Corporation (TC Energy or the Company) and have been approved by the Board of Directors of the Company. The consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (GAAP) and include amounts that are based on estimates and judgments. The MD&A is based on the Company's financial results. It compares the Company's financial and operating performance in 2024 to that in 2023, and highlights significant changes between 2023 and 2022. The MD&A should be read in conjunction with the consolidated financial statements and accompanying notes. Financial information contained elsewhere in this Annual Report is consistent with the consolidated financial statements.
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed and maintains a system of internal control over financial reporting, including a program of internal audits to carry out its responsibility. Management believes these controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of financial statements. The internal control over financial reporting includes management's communication to employees of policies that govern ethical business conduct.
Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management concluded, based on its evaluation, that internal control over financial reporting was effective as of December 31, 2024, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.
The Board of Directors is responsible for reviewing and approving the consolidated financial statements and MD&A and ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board of Directors carries out these responsibilities primarily through the Audit Committee, which consists of independent, non-management directors. The Audit Committee meets with management at least four times a year and meets independently with internal and external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the Charter of the Audit Committee, which is set out in the Annual Information Form. The Audit Committee's responsibilities include overseeing management's performance in carrying out its financial reporting responsibilities and reviewing the Annual Report, including the consolidated financial statements and MD&A, before these documents are submitted to the Board of Directors for approval. The internal and independent external auditors have access to the Audit Committee without the requirement to obtain prior management approval.
The Audit Committee approves the terms of engagement of the independent external auditors and reviews the annual audit plan, the Auditors' Report and the results of the audit. It also recommends to the Board of Directors the firm of external auditors to be appointed by the shareholders.
The shareholders have appointed KPMG LLP as independent external auditors to express an opinion as to whether the consolidated financial statements present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows in accordance with GAAP. The reports of KPMG LLP outline the scope of its examinations and its opinions on the consolidated financial statements and the effectiveness of the Company's internal control over financial reporting.

François L. Poirier President and Chief Executive Officer	Sean O'Donnell Executive Vice-President and Chief Financial Officer

February 13, 2025
TC Energy Consolidated Financial Statements 2024 | 139

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
TC Energy Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of TC Energy Corporation (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, cash flows, and equity for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 13, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements; and (2) involved our especially challenging, subjective or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Qualitative goodwill impairment assessment for the Columbia and ANR reporting units
As discussed in Notes 2 and 14 to the consolidated financial statements, the goodwill balance as of December 31, 2024 for the Columbia Pipeline Group, Inc. (Columbia) and the American Natural Resources (ANR) reporting units was $10,588 million and $2,803 million, respectively. The Company assesses goodwill for impairment testing annually or more frequently if events or changes in circumstances indicate that the carrying value of a reporting unit, including goodwill, might be impaired. The Company performed qualitative assessments to determine whether events or changes in circumstances indicate that the Columbia and ANR reporting units’ goodwill might be impaired. These qualitative assessments were performed as of December 31, 2024.
140 | TC Energy Consolidated Financial Statements 2024

We identified the evaluation of qualitative goodwill impairment indicators, or qualitative factors, for the Columbia and ANR reporting units as a critical audit matter. The assessment of the potential impact that these qualitative factors have on a reporting unit’s fair value required the application of subjective auditor judgment. Qualitative factors include macroeconomic conditions, industry and market considerations, valuation multiples and discount rates, cost factors, historical and forecasted financial results and events specific to the reporting units, which required a higher degree of auditor judgment to evaluate. These qualitative factors could have had a significant effect on the Company’s qualitative assessment and the potential for the need to perform a quantitative goodwill impairment test. In addition, the audit effort associated with this evaluation required specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s goodwill impairment assessment process, including controls related to the assessment of potential qualitative factors. We evaluated the Company’s assessment of identified event-specific changes against our knowledge of event-specific changes obtained through other audit procedures. We evaluated information from analyst reports in the energy and utility industries, including global energy consumption forecasts and natural gas production forecasts, which were compared to geopolitical and market considerations used by the Company. We compared the current valuation multiples and discount rates, cost factors, historical and forecasted financial results of the reporting units, including the impact of newly approved growth projects, to assumptions used in the quantitative goodwill impairment tests performed in a previous period. In addition, we involved a valuation professional with specialized skills and knowledge, who assisted in:
•evaluating the Company’s determination of the valuation multiples by comparing them to independently observed, recent market transactions of comparable assets and using publicly available market data for comparable entities
•evaluating the discount rates used by management in the assessment, by comparing them against a discount rate range that was independently developed using publicly available market data for comparable entities.

/s/ KPMG LLP

Chartered Professional Accountants
We have served as the Company's auditor since 1956.
Calgary, Canada
February 13, 2025
TC Energy Consolidated Financial Statements 2024 | 141

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
TC Energy Corporation:
Opinion on Internal Control Over Financial Reporting
We have audited TC Energy Corporation’s (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, cash flows, and equity for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 13, 2025 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting included in the Company's Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants
Calgary, Canada
February 13, 2025
142 | TC Energy Consolidated Financial Statements 2024

Consolidated statement of income

year ended December 31	2024	2023	2022
(millions of Canadian $, except per share amounts)

Revenues (Note 6)
Canadian Natural Gas Pipelines	5,600	5,173	4,764
U.S. Natural Gas Pipelines	6,339	6,229	5,933
Mexico Natural Gas Pipelines	870	846	688
Power and Energy Solutions	954	1,019	924
Corporate	8	—	—
	13,771	13,267	12,309
Income (Loss) from Equity Investments (Note 11)	1,558	1,310	999
Impairment of Equity Investment (Note 7)	—	(2,100)	(3,048)
Operating and Other Expenses
Plant operating costs and other	4,413	4,073	4,228
Commodity purchases resold	217	80	22
Property taxes	820	781	727
Depreciation and amortization	2,535	2,446	2,262
Goodwill impairment charge (Note 14)	—	—	571
	7,985	7,380	7,810
Net Gain (Loss) on Sale of Assets (Note 30)	620	—	—
Financial Charges
Interest expense (Note 20)	3,019	2,966	2,300
Allowance for funds used during construction	(784)	(575)	(369)
Foreign exchange (gains) losses, net (Note 22)	147	(320)	185
Interest income and other	(324)	(272)	(140)
	2,058	1,799	1,976
Income (Loss) from Continuing Operations before Income Taxes	5,906	3,298	474
Income Tax Expense (Recovery) from Continuing Operations (Note 19)
Current	495	864	363
Deferred	427	(22)	(41)
	922	842	322
Net Income (Loss) from Continuing Operations	4,984	2,456	152
Net Income (Loss) from Discontinued Operations, Net of Tax (Note 4)	395	612	633
Net Income (Loss)	5,379	3,068	785
Net income (loss) attributable to non-controlling interests (Note 23)	681	146	37
Net Income (Loss) Attributable to Controlling Interests	4,698	2,922	748
Preferred share dividends	104	93	107
Net Income (Loss) Attributable to Common Shares	4,594	2,829	641

Amounts Attributable to Common Shares
Net income (loss) from continuing operations	4,984	2,456	152
Net income (loss) attributable to non-controlling interests (Note 23)	681	146	37
Net income (loss) attributable to controlling interests from continuing operations	4,303	2,310	115
Preferred share dividends	104	93	107
Net income (loss) attributable to common shares from continuing operations	4,199	2,217	8
Net income (loss) from discontinued operations, net of tax	395	612	633
Net Income (Loss) Attributable to Common Shares	4,594	2,829	641

Net Income (Loss) per Common Share - Basic and Diluted (Note 24)
Continuing operations	$4.05	$2.15	$0.01
Discontinued operations	$0.38	$0.60	$0.63
	$4.43	$2.75	$0.64
Dividends Declared per Common Share	$3.7025	$3.72	$3.60

Weighted Average Number of Common Shares (millions) (Note 24)
Basic	1,038	1,030	995
Diluted	1,038	1,030	996
The accompanying Notes to the consolidated financial statements are an integral part of these statements.
TC Energy Consolidated Financial Statements 2024 | 143

Consolidated statement of comprehensive income

year ended December 31	2024	2023	2022
(millions of Canadian $)

Net Income (Loss)	5,379	3,068	785
Other Comprehensive Income (Loss), Net of Income Taxes
Foreign currency translation gains and losses on net investment in foreign operations	1,602	(1,141)	1,494
Reclassification of foreign currency translation (gains) on net investment on disposal of foreign operations	(25)	—	—
Change in fair value of net investment hedges	(18)	17	(36)
Change in fair value of cash flow hedges	35	—	(39)
Reclassification to net income of (gains) losses on cash flow hedges	(16)	74	42
Unrealized actuarial gains (losses) on pension and other post-retirement benefit plans	83	(11)	63
Reclassification to net income of actuarial (gains) losses on pension and other post-retirement benefit plans	(6)	—	6
Other comprehensive income (loss) on equity investments	173	(211)	867
Other comprehensive income (loss) (Note 26)	1,828	(1,272)	2,397
Comprehensive Income (Loss)	7,207	1,796	3,182
Comprehensive income (loss) attributable to non-controlling interests	1,584	(220)	45
Comprehensive Income (Loss) Attributable to Controlling Interests	5,623	2,016	3,137
Preferred share dividends	104	93	107
Comprehensive Income (Loss) Attributable to Common Shares	5,519	1,923	3,030
The accompanying Notes to the consolidated financial statements are an integral part of these statements.
144 | TC Energy Consolidated Financial Statements 2024

Consolidated statement of cash flows

year ended December 31	2024	2023	2022
(millions of Canadian $)

Cash Generated from Operations
Net income (loss)	5,379	3,068	785
Depreciation and amortization	2,788	2,778	2,584
Goodwill and asset impairment charges and other (Notes 4 and 14)	21	(4)	453
Deferred income taxes (Note 19)	493	11	174
(Income) loss from equity investments (Note 11)	(1,608)	(1,377)	(1,054)
Impairment of equity investment (Note 7)	—	2,100	3,048
Distributions received from operating activities of equity investments (Note 11)	1,675	1,254	1,025
Employee post-retirement benefits funding, net of expense (Note 27)	11	(17)	(29)
Net (gain) loss on sale of assets (Note 30)	(620)	—	—
Equity allowance for funds used during construction	(512)	(367)	(248)
Unrealized (gains) losses on financial instruments (Note 28)	340	(342)	135
Expected credit loss provision (Note 28)	(22)	(83)	163
Foreign exchange (gains) losses on loans receivable	(216)	44	28
Other	(232)	(4)	(50)
(Increase) decrease in operating working capital (Note 29)	199	207	(639)
Net cash provided by operations	7,696	7,268	6,375
Investing Activities
Capital expenditures (Note 5)	(6,308)	(8,007)	(6,678)
Capital projects in development (Note 5)	(50)	(142)	(49)
Contributions to equity investments (Notes 5, 7 and 11)	(4,683)	(4,149)	(3,433)
Acquisitions, net of cash acquired (Note 30)	—	(307)	—
Loans to affiliate (issued) repaid, net (Notes 7 and 12)	—	250	(11)
Keystone XL contractual recoveries	7	10	571
Proceeds from sales of assets, net of transaction costs (Note 30)	791	33	—
Other distributions from equity investments (Note 11)	3,686	23	2,632
Deferred amounts and other	(352)	2	(41)
Net cash (used in) provided by investing activities	(6,909)	(12,287)	(7,009)
Financing Activities
Notes payable issued (repaid), net	341	(6,299)	766
Long-term debt issued, net of issue costs	8,089	15,884	2,508
Long-term debt repaid	(9,273)	(3,772)	(1,338)
Disposition of equity interest, net of transaction costs (Note 30)	419	5,328	—
Junior subordinated notes issued, net of issue costs	1,465	—	1,008
Cash transferred to South Bow, net of debt settlements	(244)	—	—
Dividends on common shares	(3,953)	(2,787)	(3,192)
Dividends on preferred shares	(99)	(92)	(106)
Contributions from non-controlling interests	21	—	—
Distributions to non-controlling interests and other	(755)	(173)	(87)
Common shares issued, net of issue costs	88	4	1,905
Preferred shares redeemed (Note 25)	—	—	(1,000)
Gains (losses) on settlement of financial instruments	27	—	23
Net cash (used in) provided by financing activities	(3,874)	8,093	487
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	210	(16)	94
Increase (Decrease) in Cash and Cash Equivalents	(2,877)	3,058	(53)
Cash and Cash Equivalents
Beginning of year	3,678	620	673
Cash and Cash Equivalents
End of year	801	3,678	620
Includes continuing and discontinued operations. Refer to Note 4, Discontinued operations, for additional information related to cash flows from discontinued operations.
The accompanying Notes to the consolidated financial statements are an integral part of these statements.
TC Energy Consolidated Financial Statements 2024 | 145

Consolidated balance sheet

	at December 31	2024	2023
	(millions of Canadian $)

	ASSETS
	Current Assets
	Cash and cash equivalents	801	3,678
	Accounts receivable	2,611	2,427
	Inventories	747	771
	Other current assets (Note 8)	1,339	1,419
	Current assets of discontinued operations (Note 4)	235	3,077
		5,733	11,372

	Plant, Property and Equipment (Note 9)	77,501	69,451
	Net Investment in Leases (Note 10)	2,477	2,263
	Equity Investments (Note 11)	10,636	9,240
	Restricted Investments	2,998	2,532
	Regulatory Assets (Note 13)	2,682	2,330
	Goodwill (Note 14)	13,670	12,532
	Other Long-Term Assets (Note 15)	2,410	2,881
	Long-Term Assets of Discontinued Operations (Note 4)	136	12,433
		118,243	125,034
	LIABILITIES
	Current Liabilities
	Notes payable (Note 16)	387	—
	Accounts payable and other (Note 17)	5,297	4,305
	Dividends payable	874	979
	Accrued interest	828	913
	Current portion of long-term debt (Note 20)	2,955	2,938
	Current liabilities of discontinued operations (Note 4)	170	2,682
		10,511	11,817

	Regulatory Liabilities (Note 13)	5,303	4,703
	Other Long-Term Liabilities (Note 18)	1,051	991
	Deferred Income Tax Liabilities (Note 19)	6,884	6,972
	Long-Term Debt (Note 20)	44,976	49,976
	Junior Subordinated Notes (Note 21)	11,048	10,287
	Long-Term Liabilities of Discontinued Operations (Note 4)	110	1,280
		79,883	86,026
	EQUITY
	Common shares, no par value (Note 24)	30,101	30,002
Issued and outstanding:	December 31, 2024 – 1,039 million shares
	December 31, 2023 – 1,037 million shares
	Preferred shares (Note 25)	2,499	2,499
	Retained earnings (Accumulated deficit)	(5,241)	(2,997)
	Accumulated other comprehensive income (loss) (Note 26)	233	49
	Controlling Interests	27,592	29,553
	Non-Controlling Interests (Note 23)	10,768	9,455
		38,360	39,008
		118,243	125,034
Commitments, Contingencies and Guarantees (Note 31)
Variable Interest Entities (Note 32)
The accompanying Notes to the consolidated financial statements are an integral part of these statements.

On behalf of the Board:

François L. Poirier, Director	Una M. Power, Director
146 | TC Energy Consolidated Financial Statements 2024

Consolidated statement of equity

year ended December 31	2024	2023	2022
(millions of Canadian $)

Common Shares (Note 24)
Balance at beginning of year	30,002	28,995	26,716
Shares issued:
Exercise of stock options	99	4	183
Dividend reinvestment and share purchase plan	—	1,003	342
Under public offering, net of issue costs	—	—	1,754
Balance at end of year	30,101	30,002	28,995
Preferred Shares (Note 25)
Balance at beginning of year	2,499	2,499	3,487
Redemption of shares	—	—	(988)
Balance at end of year	2,499	2,499	2,499
Additional Paid-In Capital
Balance at beginning of year	—	722	729
Issuance of stock options, net of exercises	(5)	9	(7)
Disposition of equity interest, net of transaction costs (Note 30)	(41)	(3,537)	—
Reclassification of additional paid-in capital deficit to accumulated deficit	46	2,806	—
Balance at end of year	—	—	722
Retained Earnings (Accumulated Deficit)
Balance at beginning of year	(2,997)	819	3,773
Net income (loss) attributable to controlling interests	4,698	2,922	748
Common share dividends	(3,842)	(3,839)	(3,595)
Preferred share dividends	(104)	(93)	(95)
Spinoff of Liquids Pipelines business (Note 4)	(2,950)	—	—
Reclassification of additional paid-in capital deficit to accumulated deficit	(46)	(2,806)	—
Redemption of preferred shares	—	—	(12)
Balance at end of year	(5,241)	(2,997)	819
Accumulated Other Comprehensive Income (Loss) (Note 26)
Balance at beginning of year	49	955	(1,434)
Other comprehensive income (loss) attributable to controlling interests	946	(379)	2,389
Impact of non-controlling interest (Note 30)	(21)	(527)	—
Spinoff of Liquids Pipelines business (Note 4)	(741)	—	—
Balance at end of year	233	49	955
Equity Attributable to Controlling Interests	27,592	29,553	33,990
Equity Attributable to Non-Controlling Interests
Balance at beginning of year	9,455	126	125
Disposition of equity and non-controlling interests (Note 30)	461	9,451	—
Non-controlling interests on acquisition of Texas Wind Farms (Note 30)	—	222	—
Net income (loss) attributable to non-controlling interests (Note 23)	681	146	37
Other comprehensive income (loss) attributable to non-controlling interests	903	(366)	8
Contributions from non-controlling interests	21	—	—
Distributions declared to non-controlling interests	(753)	(124)	(44)
Balance at end of year	10,768	9,455	126
Total Equity	38,360	39,008	34,116
The accompanying Notes to the consolidated financial statements are an integral part of these statements.
TC Energy Consolidated Financial Statements 2024 | 147

Notes to consolidated financial statements
1. DESCRIPTION OF TC ENERGY'S BUSINESS
TC Energy Corporation (TC Energy or the Company) is a leading North American energy infrastructure company which operates in four business segments: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines, Mexico Natural Gas Pipelines and Power and Energy Solutions. These segments offer different products and services, including certain natural gas and electricity marketing and storage services. The Company also has a Corporate segment, consisting of corporate and administrative functions that provide governance, financing and other support to the Company's business segments.
Canadian Natural Gas Pipelines
The Canadian Natural Gas Pipelines segment primarily consists of the Company's investments in 41,121 km (25,552 miles) of regulated natural gas pipelines currently in operation.
U.S. Natural Gas Pipelines
The U.S. Natural Gas Pipelines segment primarily consists of the Company's investments in 49,681 km (30,870 miles) of regulated natural gas pipelines, 532 Bcf of regulated natural gas storage facilities and other assets currently in operation.
Mexico Natural Gas Pipelines
The Mexico Natural Gas Pipelines segment primarily consists of the Company's investments in 2,885 km (1,791 miles) of regulated natural gas pipelines currently in operation.
Power and Energy Solutions
The Power and Energy Solutions segment primarily consists of the Company's investments in approximately 4,650 MW of power generation facilities and 118 Bcf of non-regulated natural gas storage facilities. These assets are located in Alberta, Ontario, Québec, New Brunswick and Texas. In addition, TC Energy has physical and virtual power purchase agreements (PPAs) in Canada and the U.S. to buy and/or sell power from wind and solar facilities. These PPAs have the potential to be leases, derivatives or revenue arrangements depending on the contractual terms of the agreement.
Spinoff of Liquids Pipelines Business
On July 27, 2023, TC Energy announced plans to separate into two independent, investment-grade, publicly listed companies through the spinoff of its Liquids Pipelines business. TC Energy shareholders voted to approve the plan in June 2024 and, on October 1, 2024, TC Energy completed the spinoff of its Liquids Pipelines business into the new public company, South Bow Corporation (South Bow) (the Spinoff Transaction). TC Energy shareholders as of September 25, 2024 received one new TC Energy common share and 0.2 of a South Bow common share in exchange for each TC Energy common share held. TC Energy common shares resumed regular way trading on the TSX and NYSE on October 2, 2024. South Bow's common shares commenced regular way trading on the TSX on October 2, 2024 and on the NYSE on October 8, 2024, under the ticker symbol SOBO. Refer to Note 4, Discontinued operations, for additional information.
148 | TC Energy Consolidated Financial Statements 2024

2. ACCOUNTING POLICIES
The Company's consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles. Amounts are stated in Canadian dollars unless otherwise indicated.
Basis of Presentation
These consolidated financial statements include the accounts of TC Energy and its subsidiaries. The Company consolidates variable interest entities (VIEs) for which it is considered to be the primary beneficiary as well as voting interest entities in which it has a controlling financial interest. To the extent there are interests owned by other parties, these interests are included in non-controlling interests. TC Energy uses the equity method of accounting for joint ventures in which the Company is able to exercise joint control and for investments in which the Company is able to exercise significant influence.
The Spinoff Transaction represented a strategic shift that had a major effect on the Company's operations and consolidated financial results. Accordingly, the historical results of the Liquids Pipelines business are presented as discontinued operations and have been excluded from continuing operations and segment disclosures for all periods presented. The Notes to the consolidated financial statements reflect continuing operations only, unless otherwise indicated. Prior to the spinoff, the operations of the Liquids Pipelines business were materially reported as the Company's Liquids Pipelines segment. Refer to Note 4, Discontinued operations, and Note 5, Segmented information, for additional information.
Certain prior year amounts have been reclassified to conform to current year presentation.
Use of Estimates and Judgments
In preparing these consolidated financial statements, TC Energy is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions.
Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time they are made or are subjective. These estimates and judgments include, but are not limited to, the assessment of goodwill impairment indicators and fair value of reporting units that contain goodwill (Note 14).
Some of the estimates and judgments the Company has to make have a material impact on the consolidated financial statements, but do not involve significant subjectivity or uncertainty. These estimates and judgments include, but are not limited to:
•provisions for indemnities related to the South Bow Separation Agreement (Note 4)
•recoverability and depreciation rates of plant, property and equipment (Note 9)
•allocation of consideration to lease and non-lease components in a contract that contains a lease (Note 10)
•assumptions used to measure the carrying amount of and expected credit losses on net investment in leases and certain contract assets (Notes 10 and 28)
•fair value of equity investments (Note 11)
•carrying value of regulatory assets and liabilities (Note 13)
•recognition of asset retirement obligations (Note 18)
•provisions for income taxes, including valuation allowances and releases as well as tax positions that may be reviewed as part of an audit by tax authorities (Note 19)
•assumptions used to measure retirement and other post-retirement benefit obligations (Note 27)
•fair value of financial instruments (Note 28)
•fair value of Fluvanna Wind Farm and Blue Cloud Wind Farm (Texas Wind Farms) assets (Note 30)
•commitments and provisions for contingencies and guarantees (Note 31).
TC Energy continues to assess climate-related impacts on the consolidated financial statements. There are ongoing developments in the ESG frameworks and regulatory initiatives that could further impact accounting estimates and judgments including, but not limited to, assessment of asset useful lives, goodwill valuation, impairment of plant, property and equipment, accrued environmental costs and asset retirement obligations. The impact of these changes is continuously assessed to ensure any changes in assumptions that would impact estimates listed above are adjusted on a timely basis.
Actual results could differ from these estimates.
TC Energy Consolidated Financial Statements 2024 | 149

Regulation
Certain Canadian, U.S. and Mexico natural gas pipeline and storage assets are regulated with respect to construction, operations and the determination of tolls. In Canada, regulated natural gas pipelines are subject to the authority of the Canada Energy Regulator (CER), the Alberta Energy Regulator or the B.C. Oil and Gas Commission. In the U.S., regulated interstate natural gas pipelines and regulated natural gas storage assets are subject to the authority of the Federal Energy Regulatory Commission (FERC). In Mexico, regulated natural gas pipelines are subject to the authority of the Energy Regulatory Commission (CRE). Rate-regulated accounting (RRA) standards may impact the timing of the recognition of certain revenues and expenses in TC Energy's rate-regulated businesses which may differ from that otherwise recognized in non-rate-regulated businesses to reflect the economic impact of the regulators' decisions regarding revenues and tolls. Regulatory assets represent costs that are expected to be recovered in customer rates in future periods and regulatory liabilities represent amounts that are expected to be returned to customers through future rate-setting processes. An operation qualifies for the use of RRA when it meets three criteria:
•a regulator must establish or approve the rates for the regulated services or activities
•the regulated rates must be designed to recover the cost of providing the services or products
•it is reasonable to assume that rates set at levels to recover the cost can be charged to and collected from customers because of the demand for services or products and the level of direct or indirect competition.
TC Energy's businesses that apply RRA currently include natural gas pipelines in Canada, U.S. and Mexico and regulated U.S. natural gas storage.
Revenue Recognition
The total consideration for services and products to which the Company expects to be entitled can include fixed and variable amounts. The Company has variable revenue that is subject to factors outside the Company's influence, such as market prices, actions of third parties and weather conditions. The Company considers this variable revenue to be "constrained" as it cannot be reliably estimated and, therefore, recognizes variable revenue when the service is provided.
Revenues from contracts with customers are recognized net of any commodity taxes collected from customers which are subsequently remitted to governmental authorities. The Company's contracts with customers include natural gas pipelines capacity arrangements and transportation contracts, power generation contracts, natural gas storage and other contracts.
Revenues from non-lease components associated with a lease arrangement are recognized systematically over the term of the contract.
The majority of income earned from marketing activities, as it relates to the purchase and sale of natural gas and electricity, is recorded on a net basis in the month of delivery.
Canadian Natural Gas Pipelines
Capacity Arrangements and Transportation
Revenues from the Company's Canadian natural gas pipelines are generated from contractual arrangements for committed capacity and from the transportation of natural gas. Revenues earned from firm contracted capacity arrangements are recognized ratably over the term of the contract regardless of the amount of natural gas that is transported. Transportation revenues for interruptible or volumetric-based services are recognized when the service is performed.
Revenues from the Company's Canadian natural gas pipelines under federal jurisdiction are subject to regulatory decisions by the CER. The tolls charged on these pipelines are based on revenue requirements designed to recover the costs of providing natural gas capacity for transportation services, which includes a return of and on capital, as approved by the CER. The Company's Canadian natural gas pipelines are generally not subject to earnings volatility related to variances in revenues and costs. These variances, except as related to incentive arrangements, are generally subject to deferral treatment and are recovered or refunded in future tolls. Revenues recognized prior to a CER decision on rates for that period reflect the CER's last approved return on equity (ROE) assumptions. Adjustments to revenues are recorded when the CER decision is received. Canadian natural gas pipelines' revenues are invoiced and received on a monthly basis. The Company does not take ownership of the natural gas that it transports for customers.
150 | TC Energy Consolidated Financial Statements 2024

Other
Through the year, the Company was contracted to provide pipeline construction services to a partially-owned entity for a development fee. The development fee was considered variable consideration due to refund provisions in the contract. The Company recognized its estimate of the most likely amount of the variable consideration to which it was entitled. The development fee was recognized over time as the services were provided based on the input method using an estimate of activity level.
U.S. Natural Gas Pipelines
Capacity Arrangements and Transportation
Revenues from the Company's U.S. natural gas pipelines are generated from contractual arrangements for committed capacity and from the transportation of natural gas. Revenues earned from firm contracted capacity arrangements are generally recognized ratably over the term of the contract regardless of the amount of natural gas that is transported. Transportation revenues for interruptible or volumetric-based services are recognized when the service is performed.
The Company's U.S. interstate natural gas pipelines are subject to FERC regulations and, as a result, a portion of revenues collected may be subject to refund if invoiced during an interim period when a rate proceeding is ongoing. Allowances for these potential refunds are recognized using management's best estimate based on the facts and circumstances of the proceeding. Any allowances that are recognized during the proceeding process are refunded or retained at the time a regulatory decision becomes final. U.S. natural gas pipelines' revenues are invoiced and received on a monthly basis. The Company does not take ownership of the natural gas that it transports for customers.
Natural Gas Storage and Other
Revenues from the Company's regulated U.S. natural gas storage services are generated mainly from firm committed capacity storage contracts. The performance obligation in these contracts is the reservation of a specified amount of capacity for storage including specifications with regard to the amount of natural gas that can be injected or withdrawn on a daily basis. Revenues are recognized ratably over the contract period for firm committed capacity regardless of the amount of natural gas that is stored, and when gas is injected or withdrawn for interruptible or volumetric-based services. Natural gas storage services revenues are invoiced and received on a monthly basis. The Company does not take ownership of the natural gas that it stores for customers.
The Company owns mineral rights associated with certain natural gas storage facilities. These mineral rights can be leased or contributed to producers of natural gas in return for a royalty interest which is recognized when natural gas and associated liquids are produced.
Mexico Natural Gas Pipelines
Capacity Arrangements and Transportation
Revenues from certain of the Company's Mexico natural gas pipelines are primarily collected based on CRE-approved negotiated firm capacity contracts and are generally recognized ratably over the term of the contract. Transportation revenues related to interruptible or volumetric-based services are recognized when the service is performed. Mexico natural gas pipelines' revenues are invoiced and received on a monthly basis. The Company does not take ownership of the natural gas that it transports for customers.
Other
The Company generates revenues from operating and maintenance services provided on leased pipelines. Revenues earned from these services are recognized ratably over the term of the contract.
TC Energy Consolidated Financial Statements 2024 | 151

Power and Energy Solutions
Power
Revenues from the Company's Power and Energy Solutions business are primarily derived from long-term contractual commitments to provide power capacity to meet the demands of the market and from the sale of electricity to both centralized markets and to customers. Power generation revenues also include revenues from the sale of steam to customers. Revenues and capacity payments are recognized as the services are provided and as electricity and steam is delivered. Power generation revenues are invoiced and received on a monthly basis.
Natural Gas Storage and Other
Non-regulated natural gas storage contracts include park, loan and term storage arrangements. Revenues are recognized as the services are provided. Term storage revenues are invoiced and received on a monthly basis. Revenues from ancillary services are recognized as the service is provided. The Company does not take ownership of the natural gas that it stores for customers.
Cash and Cash Equivalents
The Company's Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less and are recorded at cost, which approximates fair value.
Inventories
Inventories primarily consist of materials and supplies including spare parts and fuel, proprietary natural gas inventory in storage and emissions allowances and credits not held for compliance. The Company purchases certain emissions allowances and credits as part of bundled arrangements that also include the purchase of electricity for a fixed price. The cost allocated to emissions allowances and credits under such arrangements is based on observable market prices. Inventories are carried at the lower of cost and net realizable value.
Assets Held for Sale
The Company classifies assets as held for sale when management approves and commits to a formal plan to actively market a disposal group and expects the sale to close within the next 12 months. Upon classifying an asset as held for sale, the asset is recorded at the lower of its carrying amount or its estimated fair value, net of selling costs and any losses are recognized in net income. Gains related to the expected sale of these assets are not recognized until the transaction closes. Once an asset is classified as held for sale, depreciation expense is no longer recorded.
Plant, Property and Equipment
Natural Gas Pipelines
Plant, property and equipment for natural gas pipelines is carried at cost. Depreciation is calculated on a straight-line basis once the assets are ready for their intended use. Pipeline and compression equipment are depreciated at annual rates ranging from 0.75 per cent to 6.67 per cent and metering and other plant equipment are depreciated at various rates reflecting their estimated useful lives. The cost of major overhauls of equipment is capitalized and depreciated over the estimated service lives of the overhauls. The cost of regulated natural gas pipelines includes an allowance for funds used during construction (AFUDC) consisting of a debt component and an equity component based on the rate of return on rate base approved by regulators. AFUDC is reflected as an increase in the cost of the assets in Plant, property and equipment with a corresponding credit recognized in Allowance for funds used during construction in the Consolidated statement of income. The equity component of AFUDC is a non-cash expenditure. Interest is capitalized during construction of non-regulated natural gas pipelines.
Natural gas pipelines' linepack and natural gas storage base gas are valued at cost and are maintained to ensure adequate pressure exists to transport natural gas through pipelines and deliver natural gas held in storage. Linepack and base gas are not depreciated.
When rate-regulated natural gas pipelines retire plant, property and equipment from service, the original book cost is removed from the gross plant amount and recorded as a reduction to accumulated depreciation with no amount recorded to net income. Costs incurred to remove plant, property and equipment from service, net of any salvage proceeds, are also recorded in accumulated depreciation.
152 | TC Energy Consolidated Financial Statements 2024

Other
The Company participates as a working interest partner in the development of certain Marcellus and Utica acreage. The working interest allows the Company to invest in drilling activities in addition to receiving a royalty interest in well production. The Company uses the successful efforts method of accounting for natural gas and crude oil resulting from its portion of drilling activities. Capitalized well costs are depleted based on the units of production method.
Power and Energy Solutions
Plant, property and equipment for Power and Energy Solutions assets are recorded at cost and, once the assets are ready for their intended use, depreciated by major component on a straight-line basis over their estimated service lives at average annual rates ranging from two per cent to 20 per cent. Other equipment is depreciated at various rates reflecting their estimated useful lives. The cost of major overhauls of equipment is capitalized and depreciated over the estimated service lives of the overhauls. Interest is capitalized on facilities under construction. When these assets are retired from plant, property and equipment, the original book cost and related accumulated depreciation are derecognized and any gain or loss is recorded in net income.
Natural gas storage base gas, which is valued at original cost, represents gas volumes that are maintained to ensure adequate reservoir pressure exists to deliver gas held in storage. Base gas is not depreciated.
Corporate
Corporate plant, property and equipment is recorded at cost and depreciated on a straight-line basis over its estimated useful life at average annual rates ranging from four per cent to 20 per cent.
Capital Projects in Development
The Company capitalizes project costs once advancement of the project to construction stage is probable or costs are otherwise likely to be recoverable. The Company capitalizes interest costs for non-regulated projects in development and AFUDC for regulated projects in development. Capital projects in development are included in Other long-term assets on the Consolidated balance sheet. These represent larger projects that generally require regulatory or other approvals before physical construction can begin. Once approvals are received, projects are moved to plant, property and equipment under construction.
Leases
The Company determines if     a contract contains a lease at inception of a contract by using judgment in assessing the following aspects: 1) the contract specifies an identified asset which is physically distinct or, if not physically distinct, represents substantially all of the capacity of the asset; 2) the contract provides the customer    with the    right to obtain substantially all of the economic benefits from the use of the asset and 3) the customer has the right to direct how and for what purpose the identified asset is used throughout the period of the contract.
If the contract is determined to contain a lease, further judgment is required to identify separate lease components of the arrangement by assessing whether the lessee can benefit from the right of use either on its own or together with other resources that are readily available to the lessee, as well as if the right of use is neither highly dependent on, nor highly interrelated, with the other rights to use the underlying assets in the contract.
The Company considers non-lease components as distinct elements of a contract that are not related to the use of the leased asset. A good or service that is provided to a customer is distinct if: 1) the    customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and 2) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. The Company applies the practical expedient to not separate lease and non-lease components for all lessee contracts and facilities for which the Company is the lessor in an operating lease.
TC Energy Consolidated Financial Statements 2024 | 153

Lessee Accounting Policy
Operating leases are recognized as right-of-use (ROU) assets and included in Plant, property and equipment while corresponding liabilities are included in Accounts payable and other and Other long-term liabilities on the Consolidated balance sheet.
Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date of the lease agreement. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As the Company's lease contracts do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. Operating lease expense is recognized on a straight-line basis over the lease term and included in Plant operating costs and other in the Consolidated statement of income.
The Company applies the practical expedient to not recognize ROU assets or lease liabilities for leases that qualify for the short-term lease recognition exemption.
Lessor Accounting Policy
The Company provides transportation and other services on certain assets to customers according to long-term service agreements through sales-type and operating leases.
In a sales-type lease, the Company measures the total consideration within the contract at lease commencement. When a lease arrangement contains more than one lease and/or non-lease component, a portion of the contract consideration is allocated to each component based on the stand-alone selling price for each distinct service. The Company applies judgment to determine reasonable estimates of the expected future cost of satisfying the performance obligations of each service. The payments associated with lease components are apportioned between a reduction in the lease receivable and sales-type lease income.
At lease commencement, the Company recognizes a net investment in lease represented by the present value of both the future lease payments and the estimated residual value of the leased asset. The plant, property and equipment of the leased asset is derecognized, with related gains/losses, if any, recognized in the Consolidated statement of income. Sales-type lease income is determined using the rate implicit in the lease and is recorded in Revenues.
The Company is the lessor within certain other contracts, including PPAs, that are accounted for as operating leases. In an operating lease, the leased asset remains capitalized in Plant, property and equipment on the Consolidated balance sheet and is depreciated over its useful life, while lease payments are recognized as revenue over the term of the lease on a straight-line basis. Variable lease payments are recognized as income in the period in which they occur.
Impairment of Long-Lived Assets
The Company reviews long-lived assets such as plant, property and equipment and capital projects in development for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If the total of the estimated undiscounted future cash flows for an asset within plant, property and equipment, or the estimated selling price of any long-lived asset is less than the carrying value of an asset, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the asset.
Impairment of Equity Method Investments
The Company reviews equity method investments for impairment when an event or change in circumstances has a significant adverse effect on the investment's fair value. Where the Company concludes an investment's fair value is below its carrying value, the Company then determines whether the impairment is other-than-temporary, and if so, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the investment, not exceeding the carrying value of the investment.
Acquisitions and Goodwill
The Company accounts for business combinations using the acquisition method of accounting and, accordingly, the assets and liabilities of the acquired entities are primarily measured at their estimated fair values at the date of acquisition. The excess of the fair value of the consideration transferred over the estimated fair value of the net assets acquired is classified as goodwill. Goodwill is not amortized and is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired.
154 | TC Energy Consolidated Financial Statements 2024

The annual review for goodwill impairment is performed at the reporting unit level which is one level below the Company's operating segments. The Company can initially assess qualitative factors to determine whether events or changes in circumstances indicate that goodwill might be impaired. The factors the Company considers include, but are not limited to, macroeconomic conditions, industry and market considerations, current valuation multiples and discount rates, cost factors, historical and forecasted financial results and events specific to that reporting unit.
If the Company concludes that it is not more likely than not that the fair value of the reporting unit is greater than its carrying value, the Company will then perform a quantitative goodwill impairment test. The Company can elect to proceed directly to the quantitative goodwill impairment test for any of its reporting units. If the quantitative goodwill impairment test is performed, the Company compares the fair value of the reporting unit to its carrying value, including its goodwill. If the carrying value of a reporting unit exceeds its fair value, goodwill impairment is measured at the amount by which the reporting unit’s carrying value exceeds its fair value. The fair value of a reporting unit is determined by using a discounted cash flow analysis which requires the use of assumptions that may include, but are not limited to, revenue and capital expenditure projections, valuation multiples and discount rates. The Company has elected to allocate goodwill impairment charges first to goodwill that is non-deductible for income tax purposes, with any remaining charge allocated to tax-deductible goodwill.
When a portion of a reporting unit that constitutes a business is disposed, goodwill associated with that business is included in the carrying amount of the business in determining the gain or loss on disposal. The amount of goodwill disposed is determined based on the relative fair values of the business to be disposed and the portion of the reporting unit that will be retained. A goodwill impairment test will be completed for both the goodwill disposed and the portion of the goodwill that will be retained.
Non-Controlling Interests
Non-controlling interests (NCI) represent third-party ownership interests in certain consolidated subsidiaries of the Company. Partial dispositions which result in a change in the Company's ownership interest, but do not result in a change in control, of a subsidiary that constitutes a business are accounted for as equity transactions. No gain or loss is recognized in earnings. At the time of partial disposition, NCI is recorded as the third party's ownership interest in the Company's carrying value of the net assets of the subsidiary. Any difference between the amount by which the NCI is adjusted and the fair value of the consideration paid or received is recognized in Additional paid-in capital and/or Retained earnings (Accumulated deficit).
Loans and Receivables
Loans receivable from affiliates and accounts receivable are measured at amortized cost.
Impairment of Financial Assets
The Company reviews financial assets, inclusive of net investment in leases and certain contract assets, carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. An expected credit loss (ECL) is calculated using a model and methodology based on assumptions and judgment considering historical data, current counterparty information as well as reasonable and supportable forecasts of future economic conditions.
The ECL is recognized in Plant operating costs and other in the Consolidated statement of income, and is presented on the Consolidated balance sheet as a reduction to the carrying value of the related financial asset.
Restricted Investments
The Company has certain investments that are restricted as to their withdrawal and use. These restricted investments are classified as available for sale and are recorded at fair value on the Consolidated balance sheet.
As a result of the CER’s Land Matters Consultation Initiative (LMCI), TC Energy is required to collect funds to cover estimated future pipeline abandonment costs for larger CER-regulated Canadian pipelines. Funds collected are placed in trusts that hold and invest the funds and are accounted for as restricted investments (LMCI restricted investments). LMCI restricted investments may only be used to fund the abandonment of the CER-regulated pipeline facilities, therefore, a corresponding regulatory liability is recorded on the Consolidated balance sheet. The Company also has other restricted investments that have been set aside to fund insurance claim losses to be paid by the Company's wholly-owned captive insurance subsidiary.
TC Energy Consolidated Financial Statements 2024 | 155

Income Taxes
The Company uses the asset and liability method of accounting for income taxes. This method requires the recognition of deferred income tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. Changes to these balances are recognized in net income in the period in which they occur, except for changes in balances related to regulated natural gas pipelines which are deferred until they are refunded or recovered in tolls, as permitted by the regulator. Deferred income tax assets and liabilities are classified as non-current on the Consolidated balance sheet. The Company’s exposure to uncertain tax positions is evaluated and a provision is made where it is more likely than not that this exposure will materialize.
Canadian income taxes are not provided for on the unremitted earnings of foreign investments that the Company does not intend to repatriate in the foreseeable future.
Any interest and/or penalty incurred related to income tax is reflected in Income tax expense.
Asset Retirement Obligations
The Company recognizes the fair value of a liability for asset retirement obligations (ARO) in the period in which it is incurred, when a legal obligation exists and a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and the liability is accreted through charges to Plant operating costs and other in the Consolidated statement of income.
In determining the fair value of ARO, the following assumptions are used:
•the expected retirement date
•the scope and cost of abandonment and reclamation activities that are required
•appropriate inflation and discount rates.
The Company's AROs are substantially related to its power generation facilities. The scope and timing of asset retirements related to the Company's natural gas pipelines and storage facilities are indeterminable because the Company intends to operate them as long as there is supply and demand. As a result, the Company has not recorded an amount for ARO related to these assets.
Environmental Liabilities and Emission Allowances and Credits
The Company records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated. These estimates, including associated legal costs, are based on available information using existing technology and enacted laws and regulations and are subject to revision in future periods based on actual costs incurred or new circumstances. TC Energy evaluates recoveries from insurers and other third parties separately from the liability and, when recovery is probable, an asset is recorded separately from the associated liability. These recoveries are presented, along with environmental remediation costs, on a net basis in Plant operating costs and other in the Consolidated statement of income. Variations in one or more of the categories described above could result in additional costs such as fines, penalties and/or expenditures associated with litigation and settlement of claims with respect to environmental liabilities.
Emission allowances or credits purchased for compliance are recorded on the Consolidated balance sheet at historical cost and derecognized when they are utilized or cancelled/retired by government agencies. Compliance costs are expensed when incurred. Allowances granted to or internally generated by TC Energy are not attributed a value for accounting purposes. When required, TC Energy accrues emission liabilities on the Consolidated balance sheet using the best estimate of the amount required to settle the compliance obligation. Allowances and credits not used for compliance are sold and any gain or loss is recorded in Revenues within the Power and Energy Solutions segment in the Consolidated statement of income. The Company records allowances and credits held for compliance in Other current assets and Other long-term assets on the Consolidated balance sheet. Allowances and credits not held for compliance are classified as Inventories on the Consolidated balance sheet.
156 | TC Energy Consolidated Financial Statements 2024

Stock Options and Other Compensation Programs
TC Energy's Stock Option Plan permits options for the purchase of common shares to be awarded to certain employees, including officers. Stock options granted are recorded using the fair value method. Under this method, compensation expense is measured at the grant date based on the fair value as calculated using a binomial model and is recognized on a straight-line basis over the vesting period with an offset to Additional paid-in capital. Forfeitures are accounted for when they occur. Upon exercise of stock options, amounts originally recorded against Additional paid-in capital are reclassified to Common shares on the Consolidated balance sheet.
The Company has medium-term incentive plans under which payments are made to eligible employees. The expense related to these incentive plans is accounted for on an accrual basis. Under these plans, benefits vest when certain conditions are met, including the employees' continued employment during a specified period and achievement of specified corporate performance targets.
Employee Post-Retirement Benefits
The Company sponsors defined benefit pension plans (DB Plans), defined contribution plans (DC Plans), savings plans and other post-retirement benefit plans (OPEB Plans). Contributions made by the Company to the DC Plans and savings plans are expensed in the period in which contributions are made. The cost of the DB Plans and OPEB Plans received by employees is actuarially determined using the projected benefit method pro-rated based on service and management's best estimate of expected plan investment performance, salary escalation, retirement age of employees and expected health care costs.
The DB Plans' assets are measured at fair value at December 31 of each year. The expected return on the DB Plans' assets is determined using market-related values based on a five-year moving average value for all of the DB Plans' assets. Past service costs are amortized over the expected average remaining service life (EARSL) of the employees. Adjustments arising from plan amendments are amortized on a straight-line basis over the EARSL of employees active at the date of amendment. The Company recognizes the overfunded or underfunded status of its DB Plans as an asset or liability, respectively, on its Consolidated balance sheet and recognizes changes in that funded status through Other comprehensive income (loss)(OCI) in the year in which the change occurs. The excess of net actuarial gains or losses over 10 per cent of the greater of the benefit obligation and the market-related value of the DB Plans' assets, if any, is amortized out of Accumulated other comprehensive income (loss)(AOCI) and into net income over the EARSL of the active employees. When the restructuring of a benefit plan gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.
For certain regulated operations, post-retirement benefit amounts are recoverable through tolls as benefits are funded. The Company records any unrecognized gains or losses or changes in actuarial assumptions related to these post-retirement benefit plans as either regulatory assets or liabilities. The regulatory assets or liabilities are amortized on a straight-line basis over the EARSL of active employees.
Foreign Currency Transactions and Translation
Foreign currency transactions are those transactions whose terms are denominated in a currency other than the currency of the primary economic environment in which the Company or reporting subsidiary operates. This is referred to as the functional currency. Transactions denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the rate of exchange in effect at the balance sheet date whereas non-monetary assets and liabilities are translated at the historical rate of exchange in effect on the date of the transaction. Exchange gains and losses resulting from translation of monetary assets and liabilities are recorded in net income except for exchange gains and losses on any foreign currency debt related to Canadian regulated natural gas pipelines, which are deferred until they are refunded or recovered in tolls, as permitted by the CER.
Gains and losses arising from translation of foreign operations' functional currencies to the Company's Canadian dollar reporting currency are reflected in OCI until the operations are sold, at which time the gains and losses are reclassified to net income. Asset and liability accounts are translated at the rate of exchange in effect at the balance sheet date while revenues, expenses, gains and losses are translated at the exchange rate prevailing at the date of the transaction. The Company's U.S. dollar-denominated debt and certain derivative hedging instruments have been designated as a hedge of the net investment in foreign subsidiaries and, as a result, the unrealized foreign exchange gains and losses on the U.S. dollar-denominated debt and derivatives are also reflected in OCI.
TC Energy Consolidated Financial Statements 2024 | 157

Derivative Instruments and Hedging Activities
All derivative instruments are recorded on the Consolidated balance sheet at fair value, unless they qualify for and are designated under a normal purchase and normal sales exemption, or are considered to meet other permitted exemptions.
The Company applies hedge accounting to arrangements that qualify for and are designated for hedge accounting treatment. This includes fair value and cash flow hedges as well as hedges of foreign currency exposures of net investments in foreign operations. Hedge accounting is discontinued prospectively if the hedging relationship ceases to be effective or the hedging or hedged items cease to exist as a result of maturity, expiry, sale, termination, cancellation or exercise.
In a fair value hedging relationship, the carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and these changes are recognized in net income. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging item, which are also recorded in net income. Changes in the fair value of foreign exchange and interest rate fair value hedges are recorded in Interest income and other and Interest expense, respectively. If hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to net income over the remaining term of the original hedging relationship.
In a cash flow hedging relationship, the change in the fair value of the hedging derivative is recognized in OCI. When hedge accounting is discontinued, the amounts recognized previously in AOCI are reclassified to Revenues, Interest expense and Interest income and other, as appropriate, during the periods when the variability in cash flows of the hedged item affects net income or as the original hedged item settles. Gains and losses on derivatives are reclassified immediately to net income from AOCI when the hedged item is sold or terminated early, or when it becomes probable that the anticipated transaction will not occur. Termination payments on interest rate derivatives are classified as a financing activity in the Consolidated statement of cash flows.
In hedging the foreign currency exposure of a net investment in a foreign operation, the foreign exchange gains and losses on the hedging instruments are recognized in OCI. The amounts recognized previously in AOCI are reclassified to net income in the event the Company reduces its net investment in a foreign operation.
In some cases, derivatives do not meet the specific criteria for hedge accounting treatment. In these instances, the changes in fair value are recorded in net income in the period of change.
Gains and losses arising from changes in the fair value of derivatives accounted for as part of RRA, including those that qualify for hedge accounting treatment, are refunded or recovered through the tolls charged by the Company. As a result, these gains and losses are deferred as regulatory liabilities or regulatory assets and are refunded to or collected from rate payers in subsequent periods when the derivative settles.
Derivatives embedded in other financial instruments or contracts (host instrument) are recorded as separate derivatives. Embedded derivatives are measured at fair value if their economic characteristics are not clearly and closely related to those of the host instrument, their terms are the same as those of a stand-alone derivative and the total contract is not held for trading or accounted for at fair value. When changes in the fair value of embedded derivatives are measured separately, they are included in net income.
Long-Term Debt Transaction Costs and Issuance Costs
The Company records long-term debt transaction costs and issuance costs as a deduction from the carrying amount of the related debt liability and amortizes these costs using the effective interest method except those related to the Canadian natural gas regulated pipelines, which continue to be amortized on a straight-line basis in accordance with the provisions of regulatory tolling mechanisms.
Guarantees
Upon issuance, the Company records the fair value of certain guarantees entered into by the Company on behalf of a partially-owned entity or by partially-owned entities for which contingent payments may be made. The fair value of these guarantees is estimated by discounting the cash flows that would be incurred by the Company if letters of credit were used in place of the guarantees as appropriate in the circumstances. Guarantees are recorded as an increase to Equity investments or Plant, property and equipment and a corresponding liability is recorded in Other long-term liabilities. The release from the obligation is recognized either over the term of the guarantee or upon expiration or settlement of the guarantee.
158 | TC Energy Consolidated Financial Statements 2024

Variable Interest Entities
A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity’s operations through voting rights or do not substantively participate in the gains and losses of the entity. The assessment of whether an entity is a VIE and, if so, whether the Company is the primary beneficiary, is completed at the inception of the entity or at a reconsideration event.
Consolidated VIEs
The Company's consolidated VIEs consist of legal entities where the Company has a variable interest and for which it is considered the primary beneficiary. As the primary beneficiary, the Company has the power, through voting or similar rights, to direct the activities of the VIE that most significantly impact economic performance including: purchasing or selling significant assets; maintenance and operations of assets; incurring additional indebtedness; or determining the strategic operating direction of the entity. In addition, the Company has the obligation to absorb losses or the right to receive benefits from the consolidated VIE that could potentially be significant to the VIE.
Non-Consolidated VIEs
The Company’s non-consolidated VIEs consist of legal entities where the Company has a variable interest but is not the primary beneficiary as it does not have the power (either explicit or implicit), through voting or similar rights, to direct the activities that most significantly impact the economic performance of these VIEs or where this power is shared with third parties. The Company contributes capital to these VIEs and receives ownership interests that provide it with residual claims on assets after liabilities are paid. Non-consolidated VIEs are accounted for as equity investments.
The Company’s maximum exposure to loss is the maximum loss that could potentially be recorded through net income in future periods as a result of the Company’s variable interest in a VIE.
TC Energy Consolidated Financial Statements 2024 | 159

3.  ACCOUNTING CHANGES
Changes in Accounting Policies for 2024
Segment Reporting
In November 2023, the Financial Accounting Standards Board (FASB) issued new guidance to improve disclosures about a public entity's reportable segments and address requests from investors for additional, more detailed information about a reportable segment's expenses. The guidance was effective for annual periods beginning January 1, 2024 and interim periods beginning January 1, 2025. The Company adopted the guidance effective January 1, 2024. Refer to Note 5, Segmented information.
Leases
In March 2023, the FASB issued new guidance that clarified the accounting for leasehold improvements associated with common control leases. This new guidance was effective January 1, 2024 and adoption did not have a material impact on the Company's consolidated financial statements.
Future Accounting Changes
Income Taxes
In December 2023, the FASB issued new guidance to enhance the transparency and decision usefulness of income tax disclosures through improvements to the rate reconciliation and income taxes paid information. The guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. This new guidance is effective for annual periods beginning January 1, 2025. The guidance is applied prospectively with retrospective application permitted. Early adoption is permitted for annual financial statements not yet issued. The Company intends to adopt the guidance prospectively and does not intend to early adopt the guidance. The Company is currently assessing the impact of the standard on the Company's consolidated financial statements, but does not expect the guidance to have a material impact on the Company's financial position or results of operations.
Disaggregation of Income Statement Expenses
In November 2024, the FASB issued new guidance requiring additional disclosure on the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The new guidance is effective for annual periods beginning January 1, 2027 and interim periods beginning January 1, 2028. Early adoption is permitted. The guidance is applied prospectively with retrospective application permitted. The Company intends to adopt the guidance prospectively and does not intend to early adopt the guidance. The Company is currently assessing the impact of the standard on the Company's consolidated financial statements.
160 | TC Energy Consolidated Financial Statements 2024

4.  DISCONTINUED OPERATIONS
Spinoff of Liquids Pipelines Business
Agreements
Pursuant to the October 1, 2024 Spinoff Transaction described in Note 1, Description of TC Energy's business, TC Energy and South Bow have executed a series of agreements to outline the parameters and guidelines that govern their ongoing relationship. A Transition Services Agreement has been established to specify certain services that TC Energy will provide to South Bow for a period of up to two years. These services primarily include access to, and support of, systems that South Bow will continue to use until it has fully implemented new systems to support its business processes and warehouse management services.
A Tax Matters Agreement was executed to govern TC Energy and South Bow's tax rights and obligations after the Spinoff Transaction. The agreement imposes certain restrictions on both TC Energy and South Bow in order to preserve the tax-free status of the spinoff. In the event the Spinoff Transaction is not tax-free, the agreement allocates tax liabilities by generally assigning responsibility to either TC Energy or South Bow to the extent that the failure to qualify is attributable to actions, events or transactions, or a breach of the representations or covenants made by that entity.
A Separation Agreement was established to specify the separation of assets and liabilities between TC Energy and South Bow. The agreement states, among other things, that TC Energy will indemnify South Bow for 86 per cent of total net liabilities and costs arising from the Milepost 14 incident that occurred on the Keystone Pipeline System in December 2022 and the existing variable toll disputes on the Keystone Pipeline System (excluding any future impacts with respect to the variable toll after October 1, 2024), subject to a maximum liability to South Bow of $30 million, in aggregate, for those two matters.
At December 31, 2023, the Company accrued a life-to-date environmental liability for the Milepost 14 incident of $794 million, before expected insurance recoveries and not including potential fines and penalties which were indeterminable. Prior to the Spinoff Transaction, for the nine months ended September 30, 2024, amounts paid for the environmental remediation liability were $92 million (twelve months ended December 31, 2023 – $676 million). For the year ended December 31, 2024, the Company received $99 million (2023 – $575 million) from its insurance policies related to the costs for environmental remediation. In addition, the Company also received insurance proceeds of $36 million that were collected from the Company’s wholly-owned captive insurance subsidiary. As part of the Separation Agreement, all future insurance recoveries will remain with TC Energy.
For the year ended December 31, 2024, the Company recorded a pre-tax expense of $37 million for its current estimate of potential incremental costs related to the Milepost 14 incident. This amount represents TC Energy’s 86 per cent share pursuant to the indemnity provisions in the Separation Agreement.
Amounts accrued for these matters are recorded as current assets and liabilities from discontinued operations. Due to the inherent uncertainties of the final amounts to be settled under these indemnities, any amounts that may ultimately be payable in respect of these net liabilities to South Bow could differ materially from those reported at December 31, 2024.
Separation Costs
Liquids Pipelines business separation costs primarily include internal costs related to separation activities, legal, income tax, audit and other consulting fees, insurance provisions and net financial charges related to debt issued and held in escrow. For the years ended December 31, 2024 and 2023, Liquids Pipelines business separation costs of $197 million ($167 million after tax) and $40 million ($34 million after tax), respectively, were included in Net income (loss) from discontinued operations, net of tax in the Consolidated statement of income.
TC Energy Consolidated Financial Statements 2024 | 161

Pensions
As part of the Spinoff Transaction, certain TC Energy employees became employees of South Bow. Prior to the Spinoff Transaction, these employees in Canada and the U.S. participated in DB Plans, DC Plans and savings plans, as applicable. Effective October 1, 2024, the benefit obligations under the DB Plans in respect of the employees moving from TC Energy to South Bow were transferred to South Bow. An asset transfer application related to the Canadian DB Plan will be prepared in early 2025 outlining the proposed transfer of assets from TC Energy to South Bow. The Canadian DB Plan's assets to be transferred to South Bow are subject to regulatory approval and will be transferred when approval is received. As at December 31, 2024, these assets remain in the TC Energy DB Plan trust and have been reflected as Long-term assets of discontinued operations and a corresponding obligation to South Bow has been reflected as Long-term liabilities of discontinued operations on the Consolidated balance sheet. The assets related to the U.S. DB Plan were fully transferred to South Bow as at December 31, 2024.
South Bow Debt
On August 28, 2024, South Bow Canadian Infrastructure Holdings Ltd. and 6297782 LLC, two wholly-owned subsidiaries of the Company at the time, completed an offering of approximately $7.9 billion Canadian-dollar equivalent of senior unsecured notes and junior subordinated notes. Approximately $6.2 billion Canadian-dollar equivalent of the net proceeds was placed in escrow pending the completion of the Spinoff Transaction on October 1, 2024 and US$1.3 billion of senior unsecured notes were used to repay a TransCanada PipeLines Limited (TCPL) term loan. Upon completion of the Spinoff Transaction, the escrowed funds were released to South Bow and used to repay indebtedness owed by South Bow and its subsidiaries to TC Energy and its subsidiaries.
Presentation of Discontinued Operations
Upon completion of the Spinoff Transaction, the Liquids Pipelines business was accounted for as discontinued operations. The Company's presentation of discontinued operations includes revenues and expenses directly attributable to the Liquids Pipelines business. As such, the results of discontinued operations excludes shared costs related to TC Energy’s corporate services and governance functions that had provided support, and whose costs had been historically allocated, to the Liquids Pipelines segment. Depreciation expense related to Corporate shared assets has also been excluded from the results of discontinued operations. The Company has elected to allocate a portion of interest expense incurred at the corporate level to discontinued operations.
Prior year amounts have been reclassified to present the Liquids Pipelines business as discontinued operations.
Income from Discontinued Operations

year ended December 31
(millions of Canadian $)	2024¹	2023	2022

Revenues	2,217	2,667	2,668
Income (Loss) from Equity Investments	50	67	55
Operating and Other Expenses
Plant operating costs and other	806	814	704
Commodity purchases resold	387	437	512
Property taxes	84	116	121
Depreciation and amortization	253	332	322
Asset impairment charge and other	21	(4)	(118)
	1,551	1,695	1,541
Segmented Earnings (Losses) from Discontinued Operations	716	1,039	1,182
Financial Charges
Interest expense	218	297	288
Interest income and other	(21)	30	(6)
	197	327	282
Income (Loss) from Discontinued Operations before Income Taxes	519	712	900
Income tax expense (recovery)	124	100	267
Net Income (Loss) from Discontinued Operations, Net of Tax	395	612	633
1    Represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of Liquids Pipelines earnings in 2023 and 2022.
162 | TC Energy Consolidated Financial Statements 2024

Assets and Liabilities of Discontinued Operations

at December 31
(millions of Canadian $)	2024	2023

ASSETS
Current Assets
Accounts receivable	—	1,782
Inventories	—	211
Other current assets	235	1,084
	235	3,077
Plant, Property and Equipment	—	11,118
Equity Investments	—	1,074
Other Long-Term Assets	136	241
	371	15,510
LIABILITIES
Current Liabilities
Accounts payable and other	170	2,682
	170	2,682
Other Long-Term Liabilities	110	127
Deferred Income Tax Liabilities	—	1,153
	280	3,962
The Spinoff Transaction resulted in derecognition of the net assets of the Liquids Pipelines segment in the amount of
$3,691 million. The reduction in net assets was reflected as a $2,950 million decrease in Retained earnings (Accumulated deficit) and a $741 million decrease in Accumulated other comprehensive income (loss) on the Consolidated statement of equity.
Cash Flows from Discontinued Operations

year ended December 31
(millions of Canadian $)	2024	2023	2022

Net cash provided by operations	670	1,026	709
Net cash (used in) provided by investing activities	(89)	87	502
TC Energy Consolidated Financial Statements 2024 | 163

5.  SEGMENTED INFORMATION
The Company’s chief operating decision maker is the President and Chief Executive Officer. The chief operating decision maker uses segmented earnings (losses) to assess the performance of the business segments, assist with capital investment decisions and benchmark to TC Energy’s competitors.
Information regarding the Company's business segments is as follows:

year ended December 31, 2024	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Power and Energy Solutions	Corporate		Total
(millions of Canadian $)						1

Revenues	5,600	6,339	870	954	8		13,771
Intersegment revenues[2]	—	99	—	49	(148)		—
	5,600	6,438	870	1,003	(140)		13,771
Income (loss) from equity investments	34	341	283	900	—		1,558
Operating costs[2]	(2,246)	(2,381)	(132)	(700)	9	3	(5,450)
Depreciation and amortization	(1,382)	(955)	(92)	(101)	(5)	3	(2,535)
Other segment items[4]	10	610	—	—	—		620
Segmented Earnings (Losses)	2,016	4,053	929	1,102	(136)		7,964
Interest expense							(3,019)
Allowance for funds used during construction							784
Foreign exchange gains (losses), net							(147)
Interest income and other							324
Income (Loss) from Continuing Operations before Income Taxes							5,906
Income tax (expense) recovery from continuing operations							(922)
Net Income (Loss) from Continuing Operations							4,984
Net Income (Loss) from Discontinued Operations, Net of Tax							395
Net Income (Loss)							5,379
Net (income) loss attributable to non-controlling interests							(681)
Net Income (Loss) Attributable to Controlling Interests							4,698
Preferred share dividends							(104)
Net Income (Loss) Attributable to Common Shares							4,594

Capital Spending[5]
Capital expenditures	1,273	2,568	2,228	62	50		6,181
Capital projects in development	—	5	—	45	—		50
Contributions to equity investments[6]	827	2	—	717	—		1,546
	2,100	2,575	2,228	824	50		7,777
Discontinued operations							127
							7,904
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Operating costs in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Includes shared costs and depreciation previously allocated to the Liquids Pipelines segment. Refer to Note 4, Discontinued operations, for additional information.
4Other segment items include a Net gain (loss) on sale of assets.
5Included in Investing activities in the Consolidated statement of cash flows.
6Contributions to equity investments in the Canadian Natural Gas Pipelines segment of $3.1 billion are offset by the equivalent amount in Other distributions from equity investments, although they are reported on a gross basis in the Company’s Consolidated statement of cash flows. Refer to Note 7, Coastal GasLink, for additional information.
164 | TC Energy Consolidated Financial Statements 2024

year ended December 31, 2023	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Power and Energy Solutions	Corporate		Total
(millions of Canadian $)						1

Revenues	5,173	6,229	846	1,019	—		13,267
Intersegment revenues[2]	—	101	—	22	(123)		—
	5,173	6,330	846	1,041	(123)		13,267
Income (loss) from equity investments	220	324	78	688	—		1,310
Impairment of equity investment	(2,100)	—	—	—	—		(2,100)
Operating costs[2]	(2,058)	(2,189)	(39)	(633)	(15)	3	(4,934)
Depreciation and amortization	(1,325)	(934)	(89)	(92)	(6)	3	(2,446)
Segmented Earnings (Losses)	(90)	3,531	796	1,004	(144)		5,097
Interest expense							(2,966)
Allowance for funds used during construction							575
Foreign exchange gains (losses), net							320
Interest income and other							272
Income (Loss) from Continuing Operations before Income Taxes							3,298
Income tax (expense) recovery from continuing operations							(842)
Net Income (Loss) from Continuing Operations							2,456
Net income (loss) from Discontinued Operations, Net of Tax							612
Net Income (Loss)							3,068
Net Income (loss) attributable to non-controlling interests							(146)
Net Income (Loss) Attributable to Controlling Interests							2,922
Preferred share dividends							(93)
Net Income (Loss) Attributable to Common Shares							2,829

Capital Spending[4]
Capital expenditures	2,953	2,536	2,292	144	33		7,958
Capital projects in development	—	—	—	142	—		142
Contributions to equity investments	3,231	124	—	794	—		4,149
	6,184	2,660	2,292	1,080	33		12,249
Discontinued operations							49
							12,298
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Operating costs in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Includes shared costs and depreciation previously allocated to the Liquids Pipelines segment. Refer to Note 4, Discontinued operations, for additional information.
4Included in Investing activities in the Consolidated statement of cash flows.

TC Energy Consolidated Financial Statements 2024 | 165

year ended December 31, 2022	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Power and Energy Solutions	Corporate		Total
(millions of Canadian $)						1

Revenues	4,764	5,933	688	924	—		12,309
Intersegment revenues[2]	—	132	—	12	(144)		—
	4,764	6,065	688	936	(144)		12,309
Income (loss) from equity investments	18	292	122	539	28	3	999
Impairment of equity investment	(3,048)	—	—	—	—		(3,048)
Operating costs[2]	(1,976)	(2,282)	(221)	(570)	72	4	(4,977)
Depreciation and amortization	(1,198)	(887)	(98)	(72)	(7)	4	(2,262)
Other segment items[5]	—	(571)	—	—	—		(571)
Segmented Earnings (Losses)	(1,440)	2,617	491	833	(51)		2,450
Interest expense							(2,300)
Allowance for funds used during construction							369
Foreign exchange gains (losses), net[3]							(185)
Interest income and other							140
Income (Loss) from Continuing Operations before Income Taxes							474
Income tax (expense) recovery from continuing operations							(322)
Net Income (Loss) from Continuing Operations							152
Net Income (Loss) from Discontinued Operations, Net of Tax							633
Net Income (Loss)							785
Net (income) loss attributable to non-controlling interests							(37)
Net Income (Loss) Attributable to Controlling Interests							748
Preferred share dividends							(107)
Net Income (Loss) Attributable to Common Shares							641

Capital Spending[6]
Capital expenditures	3,274	2,137	1,027	93	41		6,572
Capital projects in development	—	—	—	49	—		49
Contributions to equity investments[7]	1,445	—	—	752	—		2,197
	4,719	2,137	1,027	894	41		8,818
Discontinued operations							143
							8,961
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Operating costs in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income (loss) from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Foreign exchange gains (losses), net by the corresponding foreign exchange losses and gains on the affiliate receivable balance until March 15, 2022, when it was fully repaid upon maturity. Refer to Note 12, Loans receivable from affiliates, for additional information.
4Includes shared costs and depreciation previously allocated to the Liquids Pipelines segment. Refer to Note 4, Discontinued operations, for additional information.
5Other segment items includes a goodwill impairment charge. Refer to Note 14, Goodwill, for additional information.
6Included in Investing activities in the Consolidated statement of cash flows.
7Contributions to equity investments in the Corporate segment of $1.2 billion are offset by the equivalent amount in Other distributions from equity investments, although they are reported on a gross basis in the Company’s Consolidated statement of cash flows. Refer to Note 12, Loans receivable from affiliates, for additional information.
166 | TC Energy Consolidated Financial Statements 2024

at December 31	2024	2023
(millions of Canadian $)

Total Assets by Segment
Canadian Natural Gas Pipelines	31,167	29,782
U.S. Natural Gas Pipelines	56,304	50,499
Mexico Natural Gas Pipelines	15,995	12,003
Power and Energy Solutions	10,217	9,525
Corporate	4,189	7,715
	117,872	109,524
Discontinued Operations	371	15,510
	118,243	125,034
Geographic Information

year ended December 31	2024	2023	2022
(millions of Canadian $)

Revenues
Canada – domestic	5,579	5,337	4,920
Canada – export	953	821	765
United States	6,369	6,263	5,936
Mexico	870	846	688
	13,771	13,267	12,309

at December 31	2024	2023
(millions of Canadian $)

Plant, Property and Equipment
Canada	26,354	26,434
United States	40,580	35,640
Mexico	10,567	7,377
	77,501	69,451
TC Energy Consolidated Financial Statements 2024 | 167

6. REVENUES
Disaggregation of Revenues

year ended December 31, 2024	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Power and Energy Solutions	Total
(millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	5,586	5,382	438	—	11,406
Power generation	—	—	—	266	266
Natural gas storage and other[1,2]	14	869	124	383	1,390
	5,600	6,251	562	649	13,062
Other revenues[3]	—	88	—	305	393
Sales-type lease income[4]	—	—	308	—	308
Corporate revenues[5]	—	—	—	—	8
	5,600	6,339	870	954	13,771
1Includes $14 million of fee revenues from an affiliate related to the development and construction of the Coastal GasLink pipeline project which is 35 per cent owned by TC Energy.
2Includes $98 million of revenues generated from non-lease components for the provision of operating and maintenance services with respect to sales-type leases on the in-service Transportadora de Gas Natural de La Huasteca (TGNH) pipelines. Refer to Note 10, Leases, for additional information.
3Other revenues include income from the Company's operating lease arrangements, marketing activities and financial instruments. Refer to Note 10, Leases, and Note 28, Risk management and financial instruments, for additional information.
4Represents the sales-type lease income on the in-service TGNH pipelines. Refer to Note 10, Leases, for additional information.
5Includes $7 million of revenues generated from the Transition Services Agreement with South Bow. Refer to Note 4, Discontinued operations, for additional information.

year ended December 31, 2023	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Power and Energy Solutions	Total
(millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	5,141	5,107	442	—	10,690
Power generation	—	—	—	427	427
Natural gas storage and other[1,2]	32	874	125	363	1,394
	5,173	5,981	567	790	12,511
Other revenues[3]	—	248	—	229	477
Sales-type lease income[4]	—	—	279	—	279
	5,173	6,229	846	1,019	13,267
1Includes $31 million of fee revenues from an affiliate related to the development and construction of the Coastal GasLink pipeline project which is 35 per cent owned by TC Energy.
2Includes $97 million of revenues generated from non-lease components for the provision of operating and maintenance services with respect to sales-type leases on the in-service TGNH pipelines. Refer to Note 10, Leases, for additional information.
3Other revenues include income from the Company's operating lease arrangements, marketing activities and financial instruments. Refer to Note 10, Leases, and Note 28, Risk management and financial instruments, for additional information.
4Represents the sales-type lease income on the in-service TGNH pipelines. Refer to Note 10, Leases, for additional information.
168 | TC Energy Consolidated Financial Statements 2024

year ended December 31, 2022	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Power and Energy Solutions	Total
(millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	4,696	4,621	507	—	9,824
Power generation	—	—	—	490	490
Natural gas storage and other[1,2]	68	1,298	54	391	1,811
	4,764	5,919	561	881	12,125
Other revenues[3,4]	—	14	—	43	57
Sales-type lease income[5]	—	—	127	—	127
	4,764	5,933	688	924	12,309
1Includes $68 million of fee revenues from an affiliate related to the development and construction of the Coastal GasLink pipeline project which is 35 per cent owned by TC Energy.
2Includes $37 million of revenues generated from non-lease components for the provision of operating and maintenance services with respect to sales-type leases on the in-service TGNH pipelines. Refer to Note 10, Leases, for additional information.
3Other revenues include income from the Company's operating lease arrangements, marketing activities and financial instruments. Refer to Note 10, Leases, and Note 28, Risk management and financial instruments, for additional information.
4Other revenues from U.S. Natural Gas Pipelines include the amortization of the net regulatory liabilities resulting from H.R. 1, the Tax Cuts and Jobs Act (U.S. Tax Reform). Refer to Note 13, Rate-regulated businesses.
5 Represents the sales-type lease income on the in-service TGNH pipelines. Refer to Note 10, Leases, for additional information.
Contract Balances

at December 31	2024	2023	Affected line item on the Consolidated balance sheet
(millions of Canadian $)

Receivables from contracts with customers	1,452	1,388	Accounts receivable
Contract assets (Note 8)	165	151	Other current assets
Long-term contract assets (Note 15)	608	457	Other long-term assets
Contract liabilities[1] (Note 17)	30	47	Accounts payable and other
Long-term contract liabilities[1]	—	2	Other long-term liabilities
1During the year ended December 31, 2024, $41 million (2023 – $47 million) of revenues were recognized that were included in contract liabilities and long-term contract liabilities at the beginning of the year.
Contract assets and long-term contract assets primarily relate to the Company’s right to revenues for services completed but not invoiced at the reporting date on long-term committed capacity natural gas pipelines contracts. The change in contract assets is primarily related to the transfer to Accounts receivable when these rights become unconditional and the customer is invoiced, as well as the recognition of additional revenues that remain to be invoiced. Contract liabilities and long-term contract liabilities primarily represent unearned revenue for contracted services. Under the terms of the consolidated Transportation Service Agreement (TSA), the contract liability relating to current and future in-service pipelines of the Company's Mexico-based subsidiary, Transportadora de Gas Natural de la Huasteca (TGNH), is netted against certain contract asset balances. The resulting net contract liability is settled against Net investment in leases on the Consolidated balance sheet when the pipeline enters into service.
TC Energy Consolidated Financial Statements 2024 | 169

Future Revenues from Remaining Performance Obligations
As at December 31, 2024, future revenues from long-term pipeline capacity arrangements and transportation as well as natural gas storage and other contracts extending through 2055 are approximately $29.1 billion, of which approximately $6.4 billion is expected to be recognized in 2025.
A significant portion of the Company's revenues are not included in the future revenue disclosure above, as the Company has elected the following disclosure exemptions:
•revenues related to flow-through operating costs, or other similar variable consideration, that are recognized at the amount for which the Company has the right to invoice the customer
•variable consideration relating to interruptible transportation service revenues and power generation revenues where there is uncertainty in estimating the amount of future revenue
•revenues for periods extending beyond the current rate settlement term for the Company’s U.S. natural gas pipelines' regulated transportation and storage contracts where the maximum tariff rate is to be collected from shippers
•revenues for periods extending beyond the current rate settlement term for the Company's Canadian natural gas pipelines' regulated firm capacity contracts.
7.  COASTAL GASLINK
On November 18, 2024, Coastal GasLink Pipeline Limited Partnership (Coastal GasLink LP) executed a commercial agreement with LNG Canada (LNGC) and each of the five LNGC participants (LNGC Participants) that declared commercial in-service for the pipeline, allowing for the collection of tolls from customers retroactive to October 1, 2024. The agreement also includes a one-time payment of $199 million from LNGC Participants to TC Energy in recognition of the completion of certain work and the final settlement of costs. The payment is to be made by LNGC Participants upon the earlier of three months after the declared in-service of the LNGC facility, or December 15, 2025. The payment, which accrues in full to TC Energy in accordance with the contractual terms between the Coastal GasLink LP partners, has been accounted for as an in-substance equity distribution from Coastal GasLink LP and reflected in Accounts receivable and Equity investments on the Company's Consolidated balance sheet at December 31, 2024.
Subordinated Loan Agreement
TC Energy has a subordinated loan agreement with Coastal GasLink LP under which the Company advances non-revolving interest-bearing loans subject to floating market-based rates to Coastal GasLink LP to fund capital costs to complete the Coastal GasLink pipeline. At December 31, 2023, this loan had a committed capacity of $3,375 million.
Coastal GasLink LP partners, including TC Energy, were contractually obligated to contribute equity to Coastal GasLink LP to ultimately fund the settlement of amounts outstanding under the subordinated loan agreement. Because of the expectation that the Company would predominantly fund the settlement of the amounts outstanding, amounts drawn under the subordinated loan agreement have been accounted for as in-substance equity contributions and are presented as Contributions to equity investments in the Company’s Consolidated statement of cash flows. Repayments of amounts owed by Coastal GasLink LP to the Company are accounted for as in-substance equity distributions and are presented in Other distributions from equity investments in the Company's Consolidated statement of cash flows.
During the year ended December 31, 2024, draws of $627 million (2023 - $2,520 million) were made by Coastal GasLink LP under the subordinated loan agreement.
On December 17, 2024, following the declared commercial in-service of the pipeline, Coastal GasLink LP repaid the $3,147 million balance owing to TC Energy under the subordinated loan agreement. The Company's share of equity contributions required to fund Coastal GasLink LP's repayment of the outstanding loan balance amounted to $3,137 million. This repayment reduced the Company's funding commitment under the subordinated loan agreement to $228 million at December 31, 2024. At December 31, 2024, $228 million (December 31, 2023 - $855 million) in unused committed capacity remains available for use by Coastal GasLink LP. At December 31, 2024, the balance of loans outstanding under the subordinated loan agreement was nil (December 31, 2023 - $2,520 million).
170 | TC Energy Consolidated Financial Statements 2024

Subordinated Demand Revolving Credit Facility Agreement
The Company has a subordinated demand revolving credit facility agreement with Coastal GasLink LP to provide additional     short-term liquidity and funding flexibility to projects under construction. Facilities available through this agreement bear interest at floating market-based rates and have a combined capacity of $120 million (December 31, 2023 - $100 million) with no outstanding balances at December 31, 2024 and 2023.
Impairment of Equity Investment in Coastal GasLink LP
In February 2023, Coastal GasLink LP announced an increase in the revised capital cost of the Coastal GasLink pipeline. As noted above, the expectation was that equity contributions to fund the increased capital cost would be predominantly funded by TC Energy. For the year ended December 31, 2022 until the quarter ended September 30, 2023, the expectation that additional equity contributions under the subordinated loan agreement would be predominantly funded by TC Energy was an indication of significant adverse impact on the estimated fair value of the Company’s investment in Coastal GasLink LP. The Company completed valuation assessments in each of these periods and concluded that the fair value of its investment in         Coastal GasLink LP was below its carrying value in each period assessed, reflecting other-than-temporary impairments. As a result, the Company recorded cumulative pre-tax impairment charges of $5,148 million, or $4,586 million after tax, between December 31, 2022 and September 30, 2023. No further indication of other-than-temporary impairments of the Company's investment in Coastal GasLink LP have since been identified and no further impairment charges have been recorded.
At December 31, 2024, the carrying value of the Company's investment in Coastal GasLink LP was $1,006 million (2023 – $294 million).
8.  OTHER CURRENT ASSETS

at December 31	2024	2023
(millions of Canadian $)

Fair value of derivative contracts (Note 28)	347	589
Current portion of net investment in leases (Note 10)	333	306
Contract assets (Note 6)	165	151
Cash provided as collateral	128	28
Regulatory assets (Note 13)	123	76
Prepaid expenses	86	87
Emissions credits	75	94
Other	82	88
	1,339	1,419
TC Energy Consolidated Financial Statements 2024 | 171

9.  PLANT, PROPERTY AND EQUIPMENT

at December 31	2024			2023
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
(millions of Canadian $)

Canadian Natural Gas Pipelines
NGTL System
Pipeline	20,497	7,413	13,084	20,232	6,855	13,377
Compression	7,146	2,497	4,649	6,603	2,349	4,254
Metering and other	1,668	883	785	1,589	830	759
	29,311	10,793	18,518	28,424	10,034	18,390
Under construction	503	—	503	787	—	787
	29,814	10,793	19,021	29,211	10,034	19,177
Canadian Mainline
Pipeline	10,907	8,165	2,742	10,729	7,996	2,733
Compression	4,540	3,448	1,092	4,437	3,354	1,083
Metering and other	749	331	418	729	308	421
	16,196	11,944	4,252	15,895	11,658	4,237
Under construction	163	—	163	147	—	147
	16,359	11,944	4,415	16,042	11,658	4,384
Other Canadian Natural Gas Pipelines[1]
Other	2,927	1,742	1,185	2,846	1,682	1,164
Under construction	31	—	31	23	—	23
	2,958	1,742	1,216	2,869	1,682	1,187
	49,131	24,479	24,652	48,122	23,374	24,748
U.S. Natural Gas Pipelines
Columbia Gas
Pipeline	14,826	1,472	13,354	12,952	1,247	11,705
Compression	6,153	677	5,476	5,310	559	4,751
Metering and other	4,570	455	4,115	4,074	372	3,702
	25,549	2,604	22,945	22,336	2,178	20,158
Under construction	891	—	891	771	—	771
	26,440	2,604	23,836	23,107	2,178	20,929
ANR
Pipeline	2,477	745	1,732	2,117	657	1,460
Compression	4,446	938	3,508	3,928	773	3,155
Metering and other	1,832	521	1,311	1,625	458	1,167
	8,755	2,204	6,551	7,670	1,888	5,782
Under construction	853	—	853	404	—	404
	9,608	2,204	7,404	8,074	1,888	6,186

172 | TC Energy Consolidated Financial Statements 2024

at December 31	2024			2023
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
(millions of Canadian $)
Other U.S. Natural Gas Pipelines
Columbia Gulf	4,127	304	3,823	3,600	256	3,344
GTN	3,405	1,467	1,938	2,992	1,295	1,697
Great Lakes	2,602	1,537	1,065	2,359	1,401	958
Other[2]	1,695	628	1,067	2,071	800	1,271
	11,829	3,936	7,893	11,022	3,752	7,270
Under construction	694	—	694	584	—	584
	12,523	3,936	8,587	11,606	3,752	7,854
	48,571	8,744	39,827	42,787	7,818	34,969
Mexico Natural Gas Pipelines[3]
Pipeline	2,590	523	2,067	2,290	422	1,868
Compression	476	107	369	447	82	365
Metering and other	398	99	299	395	85	310
	3,464	729	2,735	3,132	589	2,543
Under construction	7,807	—	7,807	4,823	—	4,823
	11,271	729	10,542	7,955	589	7,366
Power and Energy Solutions
Natural Gas Power Generation	1,273	671	602	1,239	637	602
Natural Gas Storage and Other	873	281	592	845	256	589
Renewable Power Generation	779	54	725	581	19	562
	2,925	1,006	1,919	2,665	912	1,753
Under construction	56	—	56	153	—	153
	2,981	1,006	1,975	2,818	912	1,906
Corporate	944	439	505	909	447	462
	112,898	35,397	77,501	102,591	33,140	69,451
1Includes Foothills, Ventures LP and Great Lakes Canada.
2Includes North Baja, Tuscarora, Louisiana Intrastate, Crossroads, U.S. Energy Marketing and mineral rights business. On August 15, 2024, the Company completed the sale of Portland Natural Gas Transmission System (PNGTS). Refer to Note 30, Strategic alliance, acquisitions and dispositions, for additional information.
3During the year ended December 31, 2024, the Company derecognized nil (2023 – $407 million) of Plant, property and equipment and recorded a corresponding asset for Net investment in leases for the in-service TGNH pipelines. Refer to Note 10, Leases, for additional information.
TC Energy Consolidated Financial Statements 2024 | 173

10.  LEASES
As a Lessee
The Company has operating leases for corporate offices, other various premises, equipment and land. Some leases have an option to renew for periods of one to 25 years, and some may include options to terminate the lease within one year or when certain conditions are met. Payments due under lease contracts include fixed payments plus, for many of the Company's leases, variable payments such as a proportionate share of the buildings' property taxes, insurance and common area maintenance. The Company subleases some of the leased premises.
Operating lease cost was as follows:

year ended December 31
(millions of Canadian $)	2024	2023

Operating lease cost[1]	117	105
Sublease income	(6)	(4)
Net operating lease cost	111	101
1    Includes short-term leases and variable lease costs.
Other information related to operating leases is noted in the following tables:

year ended December 31
(millions of Canadian $)	2024	2023

Cash paid for amounts included in the measurement of operating lease liabilities	74	72
ROU assets obtained in exchange for new operating lease liabilities	96	83

at December 31	2024	2023

Weighted average remaining lease term	13 years	13 years
Weighted average discount rate	3.3%	3.3%
Maturities of operating lease liabilities are as follows:

at December 31
(millions of Canadian $)	2024	2023

Less than one year	73	71
One to two years	73	68
Two to three years	66	66
Three to four years	64	59
Four to five years	63	58
More than five years	275	224
Total operating lease payments	614	546
Imputed interest	(103)	(89)
Operating lease liabilities	511	457
174 | TC Energy Consolidated Financial Statements 2024

The amounts recognized on TC Energy's Consolidated balance sheet for its operating lease liabilities were as follows:

at December 31
(millions of Canadian $)	2024	2023

Accounts payable and other (Note 17)	60	57
Other long-term liabilities (Note 18)	451	400
	511	457
As at December 31, 2024, the carrying value of the ROU assets recorded under operating leases was $480 million         (2023 – $435 million) and is included in Plant, property and equipment on the Consolidated balance sheet.
As a Lessor
Operating Leases
The Grandview and Bécancour power plants in the Power and Energy Solutions segment are accounted for as operating leases. The Company has long-term PPAs for the sale of power from these assets which expire between 2026 and 2035.
Some operating leases contain variable lease payments that are based on operating hours and the reimbursement of variable costs, and options to purchase the underlying asset at fair value or based on a formula considering the remaining fixed payments. Lessees have rights under some leases to terminate under certain circumstances.
The fixed portion of the operating lease income recorded by the Company for the year ended December 31, 2024 was         $114 million (2023 – $112 million; 2022 – $110 million).
Future lease payments to be received under operating leases are as follows:

at December 31
(millions of Canadian $)	2024	2023

Less than one year	107	111
One to two years	76	94
Two to three years	9	70
Three to four years	10	—
Four to five years	10	—
More than five years	55	—
	267	275
At December 31, 2024, the cost and accumulated depreciation for facilities accounted for as operating leases was $697 million and $351 million, respectively (2023 – $646 million and $333 million, respectively).
TC Energy Consolidated Financial Statements 2024 | 175

Sales-Type Leases
The Tamazunchale, Villa de Reyes and Tula pipelines are part of a U.S. dollar-denominated take-or-pay TSA that extends through 2055 between TGNH and the Comisión Federal de Electricidad (CFE).
The consolidated TSA contains a lease with multiple lease and non-lease components. The lease components within the TSA represent the capacity available to the CFE provided by the in-service pipelines within TGNH at December 31, 2024. The non-lease components represent the Company’s services with respect to operation and maintenance of the TGNH pipelines     in service. The Company allocated a portion of the contract consideration to non-lease components for the provision of operating and maintenance services based on the stand-alone selling price using an expected cost plus margin approach. The remaining consideration was allocated to the lease components using the residual approach due to uncertainty surrounding the stand-alone selling price.
During 2024, the Company did not enter into any new sales-type lease arrangements (2023 – $407 million).
Future lease payments to be received under the existing sales-type leases are as follows:

at December 31
(millions of Canadian $)	2024	2023

Less than one year	333	305
One to two years	333	305
Two to three years	333	305
Three to four years	333	305
Four to five years	333	305
More than five years	8,499	8,102
	10,164	9,627
The following table lists the components of the aggregate net investment in leases reflected on the Company's Consolidated balance sheet:

at December 31
(millions of Canadian $)	2024	2023

Net Investment in Leases
Minimum lease payments	10,164	9,627
Unearned lease income	(7,323)	(7,006)
Lease receivable	2,841	2,621
Expected credit loss provision[1]	(59)	(76)
Present value of unguaranteed residual value	28	24
	2,810	2,569
Current portion included in Other current assets (Note 8)	(333)	(306)
	2,477	2,263
1Includes $6 million (2023 – nil) of foreign currency translation losses.
Future lease payments will increase as assets associated with sales-type leases come into service.
For the year ended December 31, 2024, the Company recorded $308 million (2023 – $279 million; 2022 - $127 million) of sales-type lease income.
For the year ended December 31, 2024, the Company recorded a $23 million ECL recovery (2023 – a recovery of $73 million; 2022 – an expense of $149 million) relating to net investment in leases in Plant operating costs and other. Refer to Note 28, Risk management and financial instruments, for additional information.
176 | TC Energy Consolidated Financial Statements 2024

11.  EQUITY INVESTMENTS

(millions of Canadian $)	Ownership Interest at December 31, 2024	Income (Loss) from Equity Investments			Equity Investments
		year ended December 31			at December 31
		2024	2023	2022	2024	2023

Canadian Natural Gas Pipelines
TQM[1]	50%	17	17	17	160	166
Coastal GasLink[1,2]	35%	17	203	1	1,006	294
U.S. Natural Gas Pipelines
Northern Border	50%	130	101	92	647	599
Millennium	47.5%	95	109	103	(21)	476
Iroquois	50%	100	98	77	221	227
Other	Various	16	16	20	135	120
Mexico Natural Gas Pipelines
Sur de Texas	60%	283	78	150	1,403	1,078
Power and Energy Solutions
Bruce Power[1]	48.3%	900	690	537	7,043	6,242
Other	Various	—	(2)	2	42	38
		1,558	1,310	999	10,636	9,240
1Classified as a VIE. Refer to Note 32, Variable interest entities, for additional information.
2Refer to Note 7, Coastal GasLink, for additional information.
Coastal GasLink Incentive Payment
The Coastal GasLink project reached mechanical completion in November 2023 and was ready to deliver commissioning gas to the LNGC facility by the end of 2023. These milestones entitled Coastal GasLink LP to receive a $200 million incentive payment from LNGC, which was recorded as Accounts receivable on the Consolidated balance sheet and Income (loss) from equity investments in the Consolidated statement of income as at and for the year ended December 31, 2023. The incentive payment was settled through a cash distribution in February 2024.
Distributions and Contributions
Distributions received from equity investments and contributions made to equity investments for the years ended December 31, 2024, 2023 and 2022 were as follows:

year ended December 31	2024	2023	2022
(millions of Canadian $)

Distributions
Distributions received from operating activities of equity investments	1,607	1,158	955
Coastal GasLink LP subordinated loan repayment[1,2]	3,147	—	—
Sur de Texas debt repayments[2,3]	—	—	2,404
Other[2]	539	23	228
	5,293	1,181	3,587
Contributions[2]
Contributions to Coastal GasLink LP1	3,964	3,231	1,414
Sur de Texas debt financing[3]	—	—	1,199
Contributions made to other equity investments	719	918	783
	4,683	4,149	3,396
1In December 2024, TC Energy made an equity contribution of $3,137 million to Coastal GasLink LP, which used the funds to repay the balance owing to TC Energy under the subordinated loan agreement. The contribution and repayment were included in Investing activities in the Consolidated statement of cash flows. Refer to Note 7, Coastal GasLink, for additional information.
2Included in Investing activities in the Consolidated statement of cash flows.
3Represents TC Energy's proportionate share of the Sur de Texas debt financing requirements and subsequent repayments. Refer to Note 12, Loans receivable from affiliates, for additional information.
TC Energy Consolidated Financial Statements 2024 | 177

Summarized Financial Information of Equity Investments

year ended December 31	2024	2023	2022
(millions of Canadian $)

Income
Revenues	6,962	6,197	5,681
Operating and other expenses	(3,783)	(3,343)	(3,290)
Net income	3,026	2,457	2,031
Net income attributable to TC Energy	1,558	1,310	999

at December 31	2024	2023
(millions of Canadian $)

Balance Sheet
Current assets	3,959	3,279
Non-current assets	44,835	41,270
Current liabilities	(2,111)	(2,403)
Non-current liabilities	(21,729)	(21,894)
At December 31, 2024, the cumulative carrying value of the Company’s equity investments was $769 million (2023 – $278 million) lower than the cumulative underlying equity in the net assets primarily due to the impairment of the equity investment in Coastal GasLink LP, partially offset by fair value adjustments at the time of acquisition or partial disposition, as well as interest capitalized during construction. Refer to Note 7, Coastal GasLink, for additional information.
12.  LOANS RECEIVABLE FROM AFFILIATES
Related party transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Coastal GasLink Pipeline Limited Partnership
TC Energy holds a 35 per cent equity interest in Coastal GasLink LP and has been contracted to develop, construct and operate the Coastal GasLink pipeline. The Company has a subordinated loan agreement and a subordinated demand revolving credit facility with Coastal GasLink LP. Refer to Note 7, Coastal GasLink, for additional information.
Sur de Texas
TC Energy holds a 60 per cent equity interest in a joint venture with IEnova to own the Sur de Texas pipeline, for which TC Energy is the operator. In 2017, TC Energy entered into a MXN$21.3 billion unsecured revolving credit facility with the joint venture, which bore interest at a floating rate and was fully repaid upon maturity on March 15, 2022 in the amount of $1.2 billion.
The Company's Consolidated statement of income reflects the related interest income and foreign exchange impact on this loan receivable until its repayment on March 15, 2022, which were fully offset upon consolidation with corresponding amounts included in TC Energy’s proportionate share of Sur de Texas equity earnings as follows:

year ended December 31				Affected line item in the Consolidated statement of income
(millions of Canadian $)	2024	2023	2022

Interest income[1]	—	—	19	Interest income and other
Interest expense[2]	—	—	(19)	Income (loss) from equity investments
Foreign exchange losses[1]	—	—	(28)	Foreign exchange (gains) losses, net
Foreign exchange gains[1]	—	—	28	Income (loss) from equity investments
1Included in the Corporate segment.
2Included in the Mexico Natural Gas Pipelines segment.
178 | TC Energy Consolidated Financial Statements 2024

On March 15, 2022, as part of refinancing activities with the Sur de Texas joint venture, the peso-denominated inter-affiliate loan discussed above was replaced with a new U.S. dollar-denominated inter-affiliate loan from TC Energy of an equivalent $1.2 billion (US$938 million) with a floating interest rate. On July 29, 2022, the Sur de Texas joint venture entered into an unsecured term loan agreement with third parties, the proceeds of which were used to fully repay the U.S. dollar-denominated inter-affiliate loan with TC Energy.
13.  RATE-REGULATED BUSINESSES
TC Energy's businesses that apply RRA currently include almost all of the Canadian, U.S. and Mexico natural gas pipelines and certain U.S. natural gas storage operations. Rate-regulated businesses account for and report assets and liabilities consistent with the resulting economic impact of the regulators' established rates, provided the rates are designed to recover the costs of providing the regulated service and the competitive environment makes it probable that such rates can be charged and collected. Certain revenues and expenses subject to utility regulation or rate determination that would otherwise be reflected in the statement of income are deferred on the balance sheet and are expected to be recovered from or refunded to customers in future service rates.
Canadian Regulated Operations
The majority of TC Energy's Canadian natural gas pipelines are regulated by the CER under the Canadian Energy Regulator Act. The CER regulates the construction and operation of facilities and the terms and conditions of services, including rates, for the Company's Canadian regulated natural gas transmission systems under federal jurisdiction. The Impact Assessment Agency of Canada continues to assess designated projects.
TC Energy's Canadian natural gas transmission services are supplied under natural gas transportation tariffs that provide for cost recovery, including return of and on capital as approved by the CER. Rates charged for these services are typically set through a process that involves filing an application with the regulator wherein forecasted operating costs, including a return of and on capital, determine the revenue requirement for the upcoming year or multiple years. To the extent actual costs and revenues are more or less than forecasted costs and revenues, the regulator generally allows the difference to be deferred to a future period and recovered or refunded in rates at that time. Differences between actual and forecasted costs that the regulator does not allow to be deferred are included in the determination of net income in the year they occur. The Company's most significant regulated Canadian natural gas pipelines, based on total operated pipe length, are described below.
NGTL System
Prior to December 31, 2024, the NGTL System operated under the 2020-2024 Revenue Requirement Settlement (the 2020-2024 Settlement). The 2020-2024 Settlement included an approved ROE of 10.1 per cent on 40 per cent deemed common equity, provided the NGTL System the opportunity to increase depreciation rates if tolls fell below specified levels and provided an incentive mechanism for certain operating costs where variances from projected amounts are shared with its customers.
In September 2024, the CER approved a new five-year negotiated revenue requirement settlement (the 2025–2029 NGTL Settlement) which commenced on January 1, 2025. The settlement enables an investment framework that supports the approval by the Company's Board of Directors (Board) to allocate approximately $3.3 billion of capital towards progression of a new multi-year growth plan for expansion facilities on the NGTL System. It is comprised of multiple distinct projects with targeted in-service dates between 2027 and 2030 that are subject to final Company and regulatory approvals.
The 2025-2029 NGTL Settlement maintains an ROE of 10.1 per cent on 40 per cent deemed common equity while increasing NGTL System depreciation rates, with an incentive that allows the NGTL System the opportunity to further increase depreciation rates if tolls fall below specified levels or if growth projects are undertaken. The 2025-2029 NGTL Settlement introduces a new incentive mechanism to reduce both physical emissions and emission compliance costs, which builds on the incentive mechanism for certain operating costs where variances from projected amounts and emissions savings are shared with customers. A provision for review exists in the current settlement if tolls exceed a pre-determined level or if final Company approvals of the multi-year growth plan are not obtained.
TC Energy Consolidated Financial Statements 2024 | 179

Canadian Mainline
The Canadian Mainline currently operates under the terms of the 2015-2030 Tolls Application approved in 2014 (the 2014 Decision). In April 2020, the CER approved the six-year unanimous negotiated settlement (the 2021-2026 Mainline Settlement) effective January 1, 2021. Similar to the previous settlement, the 2021-2026 Mainline Settlement maintains a base equity return of 10.1 per cent on 40 per cent deemed common equity and includes an incentive to either achieve cost efficiencies and/or increase revenues on the pipeline with a beneficial sharing mechanism to both customers and TC Energy.
Toll stabilization is achieved using deferral accounts, including the toll-stabilization account and the short-term adjustment accounts (STAA), which capture the surplus or shortfall between system revenues and cost of service each year under the 2021-2026 Mainline Settlement. A portion of the STAA commenced amortization in 2023 and the remainder commenced amortization in 2024, according to the terms outlined in the 2021-2026 Mainline Settlement as predetermined thresholds per the settlement agreement were met. Similar to the STAA, the long-term adjustment account (LTAA) and bridging account were used to capture the surplus or shortfall between the Company's revenues and cost of service during the previous settlement and are amortized over the life of 2021-2026 Settlement and the 2014 Decision respectively.
U.S. Regulated Operations
TC Energy's U.S. regulated natural gas pipelines operate under the provisions of the Natural Gas Act of 1938 (NGA), the Natural Gas Policy Act of 1978 and the Energy Policy Act of 2005, and are subject to the jurisdiction of FERC. The NGA grants FERC authority over the construction, acquisition and operation of pipelines and related facilities, including the regulation of tariffs which incorporates maximum and minimum rates for services and allows U.S. regulated natural gas pipelines to discount or negotiate rates on a non-discriminatory basis. The Company's most significant regulated U.S. natural gas pipelines, based on effective ownership and total operated pipe length, are described below.
Columbia Gas
Columbia Gas' natural gas transportation and storage services are provided under a tariff at rates subject to FERC approval. Columbia Gas operates under a settlement approved by FERC in February 2022 (the 2022 Columbia Gas Settlement). As part of the settlement, there is a moratorium on any further rate changes until April 1, 2025, and Columbia Gas must file for new rates with an effective date no later than April 1, 2026. Additionally, Columbia Gas maintains a FERC-approved modernization program allowing for the cost recovery and return on additional investment up to US$1.2 billion over a four-year period through 2024 to modernize the Columbia Gas system, thereby improving system integrity and enhancing service reliability and flexibility.
In September 2024, Columbia Gas filed a general NGA Section 4 rate case with FERC requesting an increase to Columbia Gas’ maximum transportation rates effective April 1, 2025, subject to refund based on the outcome of the proceeding.
ANR Pipeline
ANR Pipeline operates under rates established through a 2022 FERC-approved rate settlement (the 2022 ANR Settlement). The 2022 ANR Settlement reflects the agreement of ANR Pipeline, its customers and FERC staff to resolve all outstanding issues pertaining to the original rate case filing in January 2022 and was effective August 2022. The 2022 ANR Settlement received FERC approval on April 11, 2023. As part of the settlement, there is a moratorium on any further rate changes until November 1, 2025. ANR must file for new rates with an effective date no later than August 1, 2028. The settlement also included an additional rate step up effective August 2024 related to certain modernization projects. In 2023, previously accrued rate refund liabilities, including interest, were refunded to customers.
Columbia Gulf
Columbia Gulf operates under a settlement approved by FERC in August 2023, effective March 1, 2024 (the 2023 Columbia Gulf Settlement). The 2023 Columbia Gulf Settlement includes a moratorium on further rate changes through February 28, 2027, and Columbia Gulf must file for new rates no later than March 1, 2029.
Great Lakes
Great Lakes operates under a rate settlement approved by FERC on April 26, 2022 (the 2022 Great Lakes Settlement), which maintains Great Lakes’ existing maximum transportation rates through October 31, 2025. The 2022 Great Lakes Settlement contains a moratorium until October 31, 2025. Great Lakes will be required to file for new rates no later than April 30, 2025, with such new rates effective no later than November 1, 2025.
180 | TC Energy Consolidated Financial Statements 2024

Tuscarora
Tuscarora operates under rates established as part of the FERC-approved rate settlement on September 6, 2023 (the 2023 Tuscarora Settlement). The 2023 Tuscarora Settlement provided for phased rate reductions as of February 1, 2023, and additionally as of February 1, 2025. The 2023 Tuscarora Settlement contains a moratorium that expires December 1, 2028. Tuscarora is required to file new rates by December 1, 2028.
Gas Transmission Northwest
On September 29, 2023, Gas Transmission Northwest (GTN) filed a general NGA Section 4 Rate Case with FERC, requesting an increase to GTN's maximum rates to become effective April 1, 2024, and subject to refund. On August 9, 2024, GTN filed a settlement with FERC resolving all issues in the general NGA Section 4 Rate Case. On October 21, 2024, the settlement was approved by FERC.
Mexico Regulated Operations
TC Energy's Mexico natural gas pipelines are regulated by CRE and operate in accordance with CRE-approved tariffs. The rates in effect on TC Energy's Mexico natural gas pipelines provide for cost recovery, including a return of and on invested capital.
TC Energy Consolidated Financial Statements 2024 | 181

Regulatory Assets and Liabilities

at December 31	Remaining Recovery/ Settlement Period (years)	2024	2023
(millions of Canadian $)

Regulatory Assets
Deferred income taxes[1]	n/a	2,593	2,204
Operating and debt-service regulatory assets[2]	1	56	29
Pensions and other post-retirement benefits[1,3]	n/a	—	54
Foreign exchange on long-term debt[1,4]	1-5	39	11
Other	n/a	117	108
		2,805	2,406
Less: Current portion included in Other current assets (Note 8)		123	76
		2,682	2,330
Regulatory Liabilities
Pipeline abandonment trust balances[5]	n/a	2,686	2,252
Deferred income taxes – U.S. Tax Reform[6]	n/a	1,197	1,137
Canadian Mainline short-term adjustment and toll-stabilization accounts[7,8]	n/a	553	437
Cost of removal[9]	n/a	376	351
Canadian Mainline bridging amortization account[7]	6	322	376
Deferred income taxes[1]	n/a	188	198
Pensions and other post-retirement benefits[3]	n/a	122	6
Canadian Mainline long-term adjustment account[7,10]	2	74	111
Operating and debt-service regulatory liabilities[2]	1	50	23
ANR post-employment and retirement benefits other than pension[11]	n/a	45	42
Other	n/a	43	54
		5,656	4,987
Less: Current portion included in Accounts payable and other (Note 17)		353	284
		5,303	4,703
1These regulatory assets and liabilities are underpinned by non-cash transactions or are recovered without an allowance for return as approved by the regulator. Accordingly, these regulatory assets or liabilities are not included in rate base and do not yield a return on investment during the recovery period.
2Operating and debt-service regulatory assets and liabilities represent the accumulation of cost and revenue variances to be included in determination of rates in the following year.
3These balances represent the regulatory offset to pension plan and other post-retirement benefit obligations to the extent the amounts are expected to be collected from or refunded to customers in future rates.
4Foreign exchange on long-term debt of the NGTL System represents the variance resulting from revaluing foreign currency-denominated debt instruments to the current foreign exchange rate from the historical foreign exchange rate at the time of issue. Foreign exchange gains and losses realized when foreign debt matures or is redeemed early are expected to be recovered or refunded through the determination of future tolls.
5This balance represents the amounts collected in tolls from customers and included in the LMCI restricted investments to fund future abandonment of the Company's CER-regulated pipeline facilities.
6The U.S. corporate income tax rate was reduced from 35 per cent to 21 per cent in 2017 as a result of H.R.1, the Tax Cuts and Jobs Act (U.S. Tax Reform). This U.S. regulated operations balance, where applicable, represents established regulatory liabilities driven by 2018 FERC prescribed changes related to U.S. Tax Reform being amortized over varying terms that approximate the expected reversal of the underlying deferred tax liabilities that gave rise to the regulatory liabilities.
7These regulatory accounts are used to capture revenue and cost variances plus toll-stabilization adjustments during the 2015-2030 settlement term.
8Under the terms of the 2021-2026 Mainline Settlement, a portion of the STAA account commenced amortization in 2023 and the remainder commenced amortization in 2024, as predetermined thresholds were met, over the terms outlined per the settlement agreement.
9This balance represents anticipated costs of removal that have been, and continue to be, included in depreciation rates and collected in the service rates of certain rate-regulated operations for future costs to be incurred.
10Under the terms of the 2021-2026 Mainline Settlement, $223 million is amortized over the six-year settlement term.
11This balance represents the amount ANR estimates it would be required to refund to its customers for post-retirement and post-employment benefit amounts collected through its FERC-approved rates that have not been used to pay benefits to its employees. Pursuant to a FERC-approved rate settlement, the $45 million (US$32 million) balance at December 31, 2024 is subject to resolution through future regulatory proceedings and, accordingly, a settlement period cannot be determined at this time.
182 | TC Energy Consolidated Financial Statements 2024

14.  GOODWILL
The Company's Goodwill balance on the Consolidated balance sheet is comprised of the following amounts:

at December 31	2024		2023
(millions)	Canadian dollars	U.S. dollars	Canadian dollars	U.S. dollars

Columbia Pipeline Group, Inc.	10,588	7,351	9,708	7,351
ANR	2,803	1,946	2,570	1,946
Great Lakes	176	122	161	122
North Baja	70	48	63	48
Tuscarora	33	23	30	23
	13,670	9,490	12,532	9,490
Changes in Goodwill were as follows:

(millions of Canadian $)	U.S. Natural Gas Pipelines

Balance at January 1, 2023	12,843
Foreign exchange rate changes	(311)
Balance at December 31, 2023[1]	12,532
Foreign exchange rate changes	1,138
Balance at December 31, 2024[1]	13,670
1Represents gross amounts of goodwill as at December 31, 2024 of $15,405 million (2023 – $14,267 million), net of accumulated impairment of $1,735 million (2023 – $1,735 million).
As part of the annual goodwill impairment assessment at December 31, 2024, the Company evaluated qualitative factors impacting the fair value of the underlying reporting units. It was determined that it was more likely than not that the fair value of all reporting units exceeded their carrying amounts, including goodwill.
Columbia
On October 4, 2023, as part of the asset divestiture program announced in 2022, the Company successfully completed the sale of a 40 per cent non-controlling equity interest in Columbia Gas and Columbia Gulf. In conjunction with the process leading up to the sale, the Company performed a quantitative goodwill impairment test at June 30, 2023.
The estimated fair value measurements used in the Company's goodwill impairment analysis are classified as Level III of the fair value hierarchy. In the determination of the fair value utilized in the quantitative goodwill impairment test for the Columbia reporting unit, the Company performed a discounted cash flow model analysis using projections of future cash flows and applied a risk-adjusted discount rate and value multiple which involved significant estimates and judgments. It was determined that the fair value of the Columbia reporting unit, inclusive of the Columbia Gas and Columbia Gulf business units, exceeded its carrying value, including goodwill. Although goodwill was not impaired, the estimated fair value in excess of the carrying value was less than 10 per cent. There is a risk that reductions in future cash flow forecasts and adverse changes in other key assumptions could result in a future impairment of a portion of the goodwill balance relating to Columbia.
Great Lakes
In March 2022, an impairment loss of $571 million ($531 million after tax) was recognized for the excess carrying value over the estimated fair value of our Great Lakes reporting unit. There is a risk that reductions in future cash flow forecasts and adverse changes in other key assumptions could result in future impairment of the remaining goodwill balance.
TC Energy Consolidated Financial Statements 2024 | 183

15.  OTHER LONG-TERM ASSETS

at December 31	2024	2023
(millions of Canadian $)

Employee post-retirement benefits (Note 27)	758	518
Long-term contract assets (Note 6)	608	457
Deferred income tax assets (Note 19)	428	1,319
Capital projects in development	164	234
Fair value of derivative contracts (Note 28)	122	155
Other	330	198
	2,410	2,881
184 | TC Energy Consolidated Financial Statements 2024

16.  NOTES PAYABLE

at December 31	2024		2023
(millions of Canadian $, unless otherwise noted)	Outstanding	Weighted Average Interest Rate per Annum	Outstanding	Weighted Average Interest Rate per Annum

Canada[1]	308	4.7%	—	—
U.S. (2024 – US$55; 2023 – nil)	79	4.7%	—	—
	387		—
1At December 31, 2024, Notes payable consisted of Canadian dollar-denominated notes of nil (2023 – nil) and U.S. dollar-denominated notes of US$214 million (2023 – nil).
At December 31, 2024, Notes payable reflects short-term borrowings in Canada by TCPL and in the U.S. by TransCanada PipeLine USA Ltd. (TCPL USA).
At December 31, 2024, total committed revolving and demand credit facilities were $12.2 billion (2023 – $12.9 billion). When drawn, interest on these lines of credit is charged at negotiated floating rates of Canadian and U.S. banks, and at other negotiated financial bases. These unsecured credit facilities included the following:

at December 31
(billions of Canadian $, unless otherwise noted)			2024			2023
Borrowers	Description	Matures	Total Facilities		Unused Capacity[1]	Total Facilities

Committed, syndicated, revolving, extendible, senior unsecured credit facilities[2]:
TCPL	Supports commercial paper program and for general corporate purposes	December 2029	3.0		3.0	3.0
TCPL / TCPL USA	Supports commercial paper programs and for general corporate purposes of the borrowers, guaranteed by TCPL	December 2025	US 1.0		US 0.7	US 2.5
TCPL / TCPL USA	Supports commercial paper programs and for general corporate purposes of the borrowers, guaranteed by TCPL	December 2027	US 2.5		US 2.5	US 2.5
Columbia Pipelines Holding Company LLC[3]	Supports commercial paper program and general corporate purposes of the borrower	December 2027	US 1.5		US 1.5	US 1.0

Demand senior unsecured revolving credit facilities[2]:
TCPL / TCPL USA	Supports the issuance of letters of credit and provides additional liquidity; TCPL USA facility guaranteed by TCPL	Demand	2.0	4	1.1	2.0	4
1Unused capacity is net of commercial paper outstanding and facility draws.
2Provisions of various trust indentures and credit arrangements with the Company's subsidiaries can restrict their ability to declare and pay dividends or make distributions under certain circumstances. If such restrictions apply, they may, in turn, have an impact on the Company's ability to declare and pay dividends on common and preferred shares. These trust indentures and credit arrangements also require the Company to comply with various affirmative and negative covenants and maintain certain financial ratios. At December 31, 2024, the Company was in compliance with all financial covenants.
3Columbia Pipelines Holding Company LLC (CPHC LLC) is a partially-owned subsidiary of TC Energy with 40 per cent non-controlling interest.
4Or the U.S. dollar equivalent.
For the year ended December 31, 2024, the cost to maintain the above facilities was $18 million (2023 – $16 million; 2022 – $14 million).
TC Energy Consolidated Financial Statements 2024 | 185

17.  ACCOUNTS PAYABLE AND OTHER

at December 31	2024	2023
(millions of Canadian $)

Trade payables	3,699	3,092
Fair value of derivative contracts (Note 28)	507	415
Regulatory liabilities (Note 13)	353	284
Income tax liabilities	143	76
Operating lease liabilities (Note 10)	60	57
Contract liabilities (Note 6)	30	47
Other	505	334
	5,297	4,305
18.  OTHER LONG-TERM LIABILITIES

at December 31	2024	2023
(millions of Canadian $)

Operating lease obligations (Note 10)	451	400
Fair value of derivative contracts (Note 28)	209	106
Asset retirement obligations	108	64
Employee post-retirement benefits (Note 27)	94	97
Other	189	324
	1,051	991
186 | TC Energy Consolidated Financial Statements 2024

19.  INCOME TAXES
Geographic Components of Income before Income Taxes

year ended December 31	2024	2023	2022
(millions of Canadian $)

Canada	1,219	(344)	(2,133)
Foreign	4,687	3,642	2,607
Income before Income Taxes	5,906	3,298	474
Provision for Income Taxes

year ended December 31	2024	2023	2022
(millions of Canadian $)

Current
Canada	102	61	41
Foreign	393	803	322
	495	864	363
Deferred
Canada	135	8	(459)
Foreign	292	(30)	418
	427	(22)	(41)
Income Tax Expense	922	842	322
Reconciliation of Income Tax Expense

year ended December 31	2024	2023	2022
(millions of Canadian $)

Income before income taxes	5,906	3,298	474
Federal and provincial statutory tax rate	23.0%	23.0%	23.0%
Expected income tax expense	1,358	759	109
Mexico foreign exchange exposure	(246)	132	9
Income tax differential related to regulated operations	(227)	(260)	(174)
Income from non-controlling interests and equity investments	(224)	(56)	(54)
Foreign income tax rate differentials	167	(84)	(216)
Non-taxable capital (gains) and losses	18	182	173
Impact of Mexico inflationary adjustments	7	1	24
Valuation allowance (release)	4	182	198
Settlement of Mexico prior years' income tax assessments	—	—	196
Non-deductible goodwill impairment	—	—	91
Other	65	(14)	(34)
Income Tax Expense	922	842	322

TC Energy Consolidated Financial Statements 2024 | 187

Deferred Income Tax Assets and Liabilities

at December 31	2024	2023
(millions of Canadian $)

Deferred Income Tax Assets
Tax loss and credit carryforwards	1,987	1,664
Disallowed interest carryforward	115	—
Regulatory and other deferred amounts	612	583
Unrealized foreign exchange losses on long-term debt	467	206
Other	143	160
	3,324	2,613
Less: Valuation allowance	931	690
	2,393	1,923
Deferred Income Tax Liabilities
Difference in accounting and tax bases of plant, property and equipment	6,488	5,599
Equity investments	1,280	1,043
Taxes on future revenue requirement	612	496
Financial instruments	168	168
Other	301	270
	8,849	7,576
Net Deferred Income Tax Liabilities	6,456	5,653
The above deferred tax amounts have been classified on the Consolidated balance sheet as follows:

at December 31	2024	2023
(millions of Canadian $)

Deferred Income Tax Assets
Other long-term assets (Note 15)	428	1,319
Deferred Income Tax Liabilities
Deferred income tax liabilities	6,884	6,972
Net Deferred Income Tax Liabilities	6,456	5,653
TC Energy recorded an income tax valuation allowance of $931 million and $690 million against the deferred income tax asset balances at December 31, 2024 and 2023, respectively. The increase in the valuation allowance is primarily a result of the foreign exchange movement on unrecognized capital losses. At December 31, 2023, the Company recorded a total of $358 million in valuation allowance as a result of the Coastal GasLink equity investment impairment that resulted in a portion of the impairment having unrealized non-taxable capital losses. These losses have not been recognized as of December 31, 2024. At each reporting date, the Company considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. At December 31, 2024, the Company determined there was sufficient positive evidence to conclude that it is more likely than not that the net deferred tax assets will be realized.
At December 31, 2024, the Company has recognized the benefit of non-capital loss carryforwards of $6,740 million (2023 – $6,593 million) for federal and provincial purposes in Canada, which expire from 2030 to 2044. The Company has not yet recognized the benefit of capital loss carryforwards of $599 million (2023 – $478 million) for federal and provincial purposes in Canada which have no expiry date. The Company has Ontario corporate minimum tax (CMT) credits of $161 million         (2023 – $140 million), which expire from 2026 to 2044. As of December 31, 2024, the Company has not recognized the benefit of CMT credits of $22 million (2023 – $22 million). As of December 31, 2024, the Company has recognized the benefit of disallowed Canadian interest expense of $480 million (2023 - nil) which may be carried forward indefinitely.
At December 31, 2024, the Company has recognized the benefit of net operating loss carryforwards of US$518 million         (2023 – US$47 million) in Mexico, which expire from 2024 to 2034.
188 | TC Energy Consolidated Financial Statements 2024

Unremitted Earnings of Foreign Investments
Income taxes have not been provided on the unremitted earnings of foreign investments that the Company does not intend to repatriate in the foreseeable future. Deferred income tax liabilities would have increased at December 31, 2024 by approximately $1,728 million (2023 – $1,443 million) if there had been a provision for these taxes.
Income Tax Payments
Income tax payments of $387 million, net of refunds, were made in 2024 (2023 – payments, net of refunds, of $791 million;     2022 – payments, net of refunds, of $394 million).
Reconciliation of Unrecognized Tax Benefit
Below is the reconciliation of the annual changes in the total unrecognized tax benefit:

at December 31	2024	2023	2022
(millions of Canadian $)

Unrecognized tax benefit at beginning of year	85	91	80
Gross increases – tax positions in prior years	3	9	6
Gross decreases – tax positions in prior years	(2)	(1)	—
Gross increases – tax positions in current year	5	16	7
Gross decrease – tax positions in current year	(2)	—	—
Settlement	(13)	—	—
Lapse of statutes of limitations	(4)	(30)	(2)
Unrecognized Tax Benefit at End of Year	72	85	91
TC Energy's practice is to recognize interest and penalties related to income tax uncertainties in Income tax expense. Income tax expense for the year ended December 31, 2024 reflects $1 million interest recovery (2023 – $3 million expense; 2022 – $6 million expense). At December 31, 2024, the Company accrued $19 million in interest expense (2023 – $20 million; 2022 – $18 million). The Company incurred no penalties associated with income tax uncertainties related to income tax expense for the years ended December 31, 2024, 2023 and 2022 and no penalties were accrued as at December 31, 2024, 2023 and 2022.
Subject to the results of audit examinations by taxing authorities and other legislative amendments, TC Energy does not anticipate further adjustments to the unrecognized tax benefits during the next 12 months that would have a material impact on its financial statements.
TC Energy and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax or the relevant income tax in other international jurisdictions. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2016. Substantially all material U.S. federal, state and local income tax matters have been concluded for years through 2016. Substantially all material Mexico income tax matters have been concluded for years through 2018.
Mexico Tax Audit
In 2019, the Mexican tax authority, the Tax Administration Services (SAT), completed an audit of the 2013 tax return of one of the Company’s subsidiaries in Mexico. The audit resulted in a tax assessment that denied the deduction for all interest expense and an assessment of additional tax, penalties and financial charges totaling less than US$1 million. The Company disagreed with this assessment and commenced litigation to challenge it. In January 2022, TC Energy received the tax court’s ruling on the 2013 tax return, which upheld the SAT assessment. From September 2021 to February 2022, the SAT issued assessments for tax years 2014 through 2017 which denied the deduction of all interest expense as well as assessed incremental withholding tax on the interest. These assessments totaled approximately US$490 million in income and withholding taxes, interest, penalties and other financial charges.
During 2022, TC Energy settled with the SAT on all of the above matters for the tax years 2013 through 2021 and recorded $196 million (US$153 million) of income tax expense, inclusive of withholding taxes, interest, penalties and other financial charges for the year ended December 31, 2022.
TC Energy Consolidated Financial Statements 2024 | 189

20.  LONG-TERM DEBT

at December 31		2024		2023
	Maturity Dates	Outstanding	Interest Rate[1]	Outstanding	Interest Rate[1]
(millions of Canadian $, unless otherwise noted)

TRANSCANADA PIPELINES LIMITED
Medium Term Notes
Canadian	2025 to 2052	13,141	4.7%	15,466	4.6%
Senior Unsecured Notes
U.S. (2024 – US$11,792; 2023 – US$16,167)	2025 to 2049	16,985	5.5%	21,349	5.0%
		30,126		36,815
NOVA GAS TRANSMISSION LTD.
Debentures and Notes
Canadian		—	—	100	9.9%
Medium Term Notes
Canadian	2025 to 2030	504	7.4%	504	7.4%
U.S. (2024 and 2023 – US$33)	2026	47	7.5%	43	7.5%
		551		647
COLUMBIA PIPELINES OPERATING COMPANY LLC
Senior Unsecured Notes
U.S. (2024 – US$6,500; 2023 – US$6,100)	2025 to 2063	9,362	6.0%	8,055	6.1%
COLUMBIA PIPELINES HOLDING COMPANY LLC
Senior Unsecured Notes
U.S. (2024 – US$1,900; 2023 – US$1,000)	2026 to 2034	2,737	5.9%	1,320	6.2%
ANR PIPELINE COMPANY
Senior Unsecured Notes
U.S. (2024 – US$1,047; 2023 – US$1,172)	2025 to 2037	1,509	3.7%	1,548	4.1%
TC PIPELINES, LP
Senior Unsecured Notes
U.S. (2024 and 2023 – US$850)	2025 to 2027	1,224	4.2%	1,122	4.2%
GAS TRANSMISSION NORTHWEST LLC
Senior Unsecured Notes
U.S. (2024 and 2023 – US$375)	2030 to 2035	540	4.4%	495	4.4%
PORTLAND NATURAL GAS TRANSMISSION SYSTEM[2]
Senior Unsecured Notes
U.S. (2024 – nil; 2023 – US$250)		—	—	330	2.8%
GREAT LAKES GAS TRANSMISSION LIMITED PARTNERSHIP
Senior Unsecured Notes
U.S. (2024 – US$104; 2023 – US$125)	2028 to 2030	150	7.6%	165	7.6%

190 | TC Energy Consolidated Financial Statements 2024

at December 31		2024		2023
	Maturity Dates	Outstanding	Interest Rate[1]	Outstanding	Interest Rate[1]
(millions of Canadian $, unless otherwise noted)

TC ENERGÍA MEXICANA, S. DE R.L. DE C.V.
Senior Unsecured Term Loan
U.S. (2024 – US$1,370; 2023 – US$1,800)	2028	1,973	7.2%	2,377	7.7%
Senior Unsecured Revolving Credit Facility
U.S. (2024 – nil; 2023 – US$185)	2028	—	—	244	7.7%
		1,973		2,621

		48,172		53,118
Current portion of long-term debt		(2,955)		(2,938)
Unamortized debt discount and issue costs		(252)		(312)
Fair value adjustments[3]		11		108
		44,976		49,976
1Interest rates are the effective interest rates except for those pertaining to long-term debt issued for the Company's Canadian regulated natural gas operations, in which case the weighted average interest rate is presented as approved by the regulators. The effective interest rate is calculated by discounting the expected future interest payments, adjusted for loan fees, premiums and discounts. Weighted average and effective interest rates are stated as at the respective outstanding dates.
2On August 15, 2024, US$250 million of senior notes outstanding held at PNGTS were assumed by the purchaser as part of the sale of PNGTS. Refer to Note 30, Strategic alliance, acquisitions and dispositions, for additional information.
3The fair value adjustments include $109 million (2023 – $119 million) related to the acquisition of Columbia Pipeline Group, Inc. These adjustments also include a decrease of $139 million (2023 – $11 million) related to hedged interest rate risk and an increase of $41 million (2023 - nil) related to discontinued hedge interest rate risk. Refer to Note 28, Risk management and financial instruments, for additional information.
Principal Repayments
At December 31, 2024, principal repayments for the next five years on the Company's long-term debt are approximately as follows:

(millions of Canadian $)	2025	2026	2027	2028	2029

Principal repayments on long-term debt	2,955	2,810	3,158	6,083	1,333

TC Energy Consolidated Financial Statements 2024 | 191

Long-Term Debt Issued
The Company issued long-term debt over the three years ended December 31, 2024 as follows:

(millions of Canadian $, unless otherwise noted)
Company	Issue Date	Type	Maturity Date	Amount	Interest Rate

TRANSCANADA PIPELINES LIMITED
	August 2024	Term Loan[1]	August 2024	US 1,242	Floating
	May 2023	Senior Unsecured Term Loan[2]	May 2026	US 1,024	Floating
	March 2023	Senior Unsecured Notes[3]	March 2026	US 850	6.20%
	March 2023	Senior Unsecured Notes[3]	March 2026	US 400	Floating
	March 2023	Medium Term Notes	July 2030	1,250	5.28%
	March 2023	Medium Term Notes[3]	March 2026	600	5.42%
	March 2023	Medium Term Notes[3]	March 2026	400	Floating
	May 2022	Medium Term Notes	May 2032	800	5.33%
	May 2022	Medium Term Notes	May 2026	400	4.35%
	May 2022	Medium Term Notes	May 2052	300	5.92%
COLUMBIA PIPELINES OPERATING COMPANY LLC
	September 2024	Senior Unsecured Notes	October 2054	US 400	5.70%
	August 2023	Senior Unsecured Notes	November 2033	US 1,500	6.04%
	August 2023	Senior Unsecured Notes	November 2053	US 1,250	6.54%
	August 2023	Senior Unsecured Notes	August 2030	US 750	5.93%
	August 2023	Senior Unsecured Notes	August 2043	US 600	6.50%
	August 2023	Senior Unsecured Notes	August 2063	US 500	6.71%
COLUMBIA PIPELINES HOLDING COMPANY LLC
	September 2024	Senior Unsecured Notes	October 2031	US 400	5.10%
	January 2024	Senior Unsecured Notes	January 2034	US 500	5.68%
	August 2023	Senior Unsecured Notes	August 2028	US 700	6.04%
	August 2023	Senior Unsecured Notes	August 2026	US 300	6.06%
GAS TRANSMISSION NORTHWEST LLC
	June 2023	Senior Unsecured Notes	June 2030	US 50	4.92%
TC ENERGÍA MEXICANA, S. DE R.L. DE C.V.
	January 2023	Senior Unsecured Term Loan	January 2028	US 1,800	Floating
	January 2023	Senior Unsecured Revolving Credit Facility	January 2028	US 500	Floating
ANR PIPELINE COMPANY
	May 2022	Senior Unsecured Notes	May 2032	US 300	3.43%
	May 2022	Senior Unsecured Notes	May 2034	US 200	3.58%
	May 2022	Senior Unsecured Notes	May 2037	US 200	3.73%
	May 2022	Senior Unsecured Notes	May 2029	US 100	3.26%
1In August 2024, TCPL entered into a term loan to facilitate the Spinoff Transaction and, in August 2024, the term loan was fully repaid and retired upon delivery of senior unsecured notes issued by 6297782 LLC. Refer to Note 4, Discontinued operations, for additional information.
2Fully repaid and retired in September 2023.
3In October 2024, callable notes were repaid and retired at par.
192 | TC Energy Consolidated Financial Statements 2024

Long-Term Debt Retired/Repaid
The Company retired/repaid long-term debt over the three years ended December 31, 2024 as follows:

(millions of Canadian $, unless otherwise noted)
Company	Retirement/Repayment Date	Type	Amount	Interest Rate

TRANSCANADA PIPELINES LIMITED
	October 2024	Senior Unsecured Notes	US 1,250	1.00%
	October 2024	Senior Unsecured Notes[1]	US 850	6.20%
	October 2024	Senior Unsecured Notes[2]	US 739	2.50%
	October 2024	Senior Unsecured Notes[2]	US 441	4.88%
	October 2024	Senior Unsecured Notes[1]	US 400	Floating
	October 2024	Senior Unsecured Notes[2]	US 313	4.75%
	October 2024	Senior Unsecured Notes[2]	US 201	5.00%
	October 2024	Senior Unsecured Notes[2]	US 180	5.10%
	October 2024	Medium Term Notes[1]	600	5.42%
	October 2024	Medium Term Notes[2]	575	4.18%
	October 2024	Medium Term Notes[1]	400	Floating
	August 2024	Term Loan[3]	US 1,242	Floating
	June 2024	Medium Term Notes	750	Floating
	October 2023	Senior Unsecured Notes	US 625	3.75%
	September 2023	Senior Unsecured Term Loan	US 1,024	Floating
	July 2023	Medium Term Notes	750	3.69%
	December 2022	Medium Term Notes	25	9.95%
	August 2022	Senior Unsecured Notes	US 1,000	2.50%
NOVA GAS TRANSMISSION LTD.
	March 2024	Debentures	100	9.90%
	April 2023	Debentures	US 200	7.88%
ANR PIPELINE COMPANY
	February 2024	Senior Unsecured Notes	US 125	7.38%
TC ENERGÍA MEXICANA, S. DE R.L. DE C.V.
	Various 2024	Senior Unsecured Term Loan	US 430	Floating
	Various 2024	Senior Unsecured Revolving Credit Facility	US 185	Floating
	Various 2023	Senior Unsecured Revolving Credit Facility	US 315	Floating
TUSCARORA GAS TRANSMISSION COMPANY
	November 2023	Unsecured Term Loan	US 32	Floating
1In October 2024, callable notes were retired at par.
2In October 2024, TCPL purchased and cancelled notes at a 7.73 per cent weighted average discount, as a settlement of cash tender offers.
3In August 2024, TCPL entered into a term loan to facilitate the Spinoff Transaction and, in August 2024, the term loan was fully repaid and retired upon delivery of senior unsecured notes issued by 6297782 LLC. Refer to Note 4, Discontinued operations, for additional information.
In October 2024, TCPL commenced and completed its cash tender offers to purchase and cancel certain senior unsecured notes and medium term notes at a 7.73 per cent weighted average discount. In addition, the Company repaid and retired outstanding callable notes at par. These extinguishments of debt resulted in a pre-tax net gain of $228 million, primarily due to the fair value discount and recognition of unamortized debt issue costs related to these notes. The net gain on debt extinguishment was recorded in Interest expense in the Consolidated statement of income.
TC Energy Consolidated Financial Statements 2024 | 193

Interest Expense

year ended December 31	2024	2023	2022
(millions of Canadian $)

Interest on long-term debt	2,800	2,562	1,883
Interest on junior subordinated notes	638	617	543
Interest on short-term debt	60	165	153
Capitalized interest	(191)	(187)	(27)
Amortization and other financial charges[1]	158	106	36
Gain on debt extinguishment	(228)	—	—
	3,237	3,263	2,588
Interest allocated to discontinued operations (Note 4)	(218)	(297)	(288)
	3,019	2,966	2,300
1Amortization and other financial charges include amortization of transaction costs and debt discounts calculated using the effective interest method and losses on derivatives used to manage the Company's exposure to changes in interest rates.
The Company made interest payments of $3,398 million in 2024 (2023 – $2,931 million; 2022 – $2,478 million) on long-term debt, junior subordinated notes and short-term debt, net of interest capitalized.
194 | TC Energy Consolidated Financial Statements 2024

21.  JUNIOR SUBORDINATED NOTES

at December 31		2024		2023
	Maturity Date	Outstanding	Effective Interest Rate[1]	Outstanding	Effective Interest Rate[1]
(millions of Canadian $, unless otherwise noted)

TRANSCANADA PIPELINES LIMITED
US$1,000 issued 2007 at 6.35%[2]	2067	1,440	6.2%	1,320	6.5%
US$750 issued 2015 at 5.88%[3,4]	2075	1,080	7.5%	990	7.8%
US$1,200 issued 2016 at 6.13%[3,4]	2076	1,729	8.0%	1,585	8.3%
US$1,500 issued 2017 at 5.55%[3,4]	2077	2,161	7.2%	1,981	7.5%
$1,500 issued 2017 at 4.90%[3,4]	2077	1,500	6.8%	1,500	7.0%
US$1,100 issued 2019 at 5.75%[3,4]	2079	1,584	7.7%	1,453	8.0%
$500 issued 2021 at 4.45%[3,5]	2081	500	5.7%	500	5.7%
US$800 issued 2022 at 5.85%[3,5]	2082	1,152	7.3%	1,056	7.1%
		11,146		10,385
Unamortized debt discount and issue costs		(98)		(98)
		11,048		10,287
1The effective interest rate is calculated by discounting the expected future interest payments using the coupon rate and any estimated future rate resets, adjusted for issue costs and discounts.
2Junior subordinated notes of US$1.0 billion were issued in 2007 at a fixed rate of 6.35 per cent and converted in 2017 to bear interest at a floating rate.
3The Junior subordinated notes were issued to TransCanada Trust (the Trust), a financing trust subsidiary wholly-owned by TCPL. While the obligations of the Trust are fully and unconditionally guaranteed by TCPL on a subordinated basis, the Trust is not consolidated in TC Energy's financial statements since TCPL does not have a variable interest in the Trust and the only substantive assets of the Trust are junior subordinated notes of TCPL.
4The coupon rate is initially a fixed interest rate for the first 10 years and converts to a floating rate thereafter.
5The coupon rate is initially a fixed interest rate for the first 10 years and resets every five years thereafter.
The Junior subordinated notes are subordinated in right of payment to existing and future senior indebtedness or other obligations of TCPL.
In March 2022, TransCanada Trust (the Trust) issued US$800 million of Trust Notes – Series 2022-A to investors with a fixed interest rate of 5.60 per cent per annum for the first 10 years and resetting on the 10th anniversary and every five years thereafter. All of the proceeds of the issuance by the Trust were loaned to TCPL for US$800 million of junior subordinated notes of TCPL at an initial fixed rate of 5.85 per cent per annum, including a 0.25 per cent administration charge. The rate on the junior subordinated notes of TCPL will reset every five years commencing March 2032 until March 2052 to the then Five-Year Treasury Rate, as defined in the document governing the subordinated notes, plus 4.236 per cent per annum; from March 2052 until March 2082, the interest rate will reset every five years to the then Five-Year Treasury Rate plus 4.986 per cent per annum. The junior subordinated notes are callable at TCPL's option at any time from December 7, 2031 to March 7, 2032 and on each interest payment and reset date thereafter at 100 per cent of the principal amount plus accrued and unpaid interest to the date of redemption.
Pursuant to the terms of the notes issued between the Trust and TCPL (the Trust Notes) and related agreements, in certain circumstances: 1) TCPL may issue deferral preferred shares to holders of the Trust Notes in lieu of interest; and 2) TC Energy and TCPL would be prohibited from declaring or paying dividends on or redeeming their outstanding preferred shares (or, if none are outstanding, their respective common shares) until all deferral preferred shares are redeemed by TCPL. The Trust Notes may also be automatically exchanged for preferred shares of TCPL upon certain kinds of bankruptcy and insolvency events. All of these preferred shares would rank equally with any other outstanding first preferred shares of TCPL.
TC Energy Consolidated Financial Statements 2024 | 195

22.  FOREIGN EXCHANGE (GAINS) LOSSES, NET

year ended December 31	2024	2023	2022
(millions of Canadian $)

Derivative instruments held for trading (Note 28)	418	(401)	151
Other	(271)	81	34
	147	(320)	185
23.  NON-CONTROLLING INTERESTS
The Company's Net income (loss) attributable to non-controlling interests included in the Consolidated statement of income and Non-controlling interests included on the Consolidated balance sheet were as follows:

(millions of Canadian $)	Non-Controlling Interests Ownership at December 31, 2024		Income (Loss) Attributable to Non-Controlling Interests			Non-Controlling Interests
			year ended December 31			at December 31
			2024	2023	2022	2024	2023

Columbia Gas and Columbia Gulf	40%	1	571	143	—	9,844	9,167
Portland Natural Gas Transmission System	nil	1	30	41	37	—	106
Texas Wind Farms	100%	1,2	(29)	(38)	—	168	182
TGNH	13.01%	1	109	—	—	756	—
			681	146	37	10,768	9,455
1    Refer to Note 30, Strategic alliance, acquisitions and dispositions, for additional information.
2    Tax equity investors own 100 per cent of the Class A Membership Interests, to which a percentage of earnings, tax attributes and cash flows are allocated. TC Energy owns 100 per cent of the Class B Membership Interests.
24.  COMMON SHARES

	Number of Shares	Amount
	(thousands)	(millions of Canadian $)

Outstanding at January 1, 2022	980,816	26,716
Issued under public offering[1]	28,400	1,754
Dividend reinvestment and share purchase plan	5,916	342
Exercise of options	2,830	183
Outstanding at December 31, 2022	1,017,962	28,995
Dividend reinvestment and share purchase plan	19,464	1,003
Exercise of options	62	4
Outstanding at December 31, 2023	1,037,488	30,002
Exercise of options	1,607	99
Outstanding at December 31, 2024	1,039,095	30,101
1Net of underwriting commissions and deferred income taxes.
Common Shares Issued and Outstanding
The Company is authorized to issue an unlimited number of common shares without par value.
Common Shares After Spinoff Transaction
On October 1, 2024, as part of the Spinoff Transaction, TC Energy shareholders received one new TC Energy common share and 0.2 of a South Bow common share in exchange for each TC Energy common share held. Refer to Note 1, Description of TC Energy's business, for additional information.
196 | TC Energy Consolidated Financial Statements 2024

Common Shares Issued Under Public Offering
On August 10, 2022, TC Energy issued 28,400,000 common shares at a price of $63.50 each for total gross proceeds of approximately $1.8 billion.
Dividend Reinvestment and Share Purchase Plan
Under the Company's Dividend Reinvestment and Share Purchase Plan (DRP), eligible holders of common and preferred shares of TC Energy can reinvest their dividends and make optional cash payments to obtain additional TC Energy common shares. From August 31, 2022 to July 31, 2023, common shares were issued from treasury at a discount of two per cent to market prices over a specified period.
For the periods between January 1, 2021 and August 31, 2022, and after July 31, 2023, common shares purchased with reinvested cash dividends under TC Energy's DRP are acquired on the open market at 100 per cent of the weighted average purchase price.
Basic and Diluted Net Income (Loss) per Common Share
Net income (loss) from continuing operations per common share is calculated by dividing Net income (loss) from continuing operations attributable to common shares by the weighted average number of common shares outstanding. Net income (loss) from discontinued operations is calculated by dividing Net income (loss) from discontinued operations by the weighted average number of common shares outstanding. The weighted average number of shares for the diluted earnings per share calculation includes options exercisable under TC Energy's Stock Option Plan and, from August 31, 2022 to July 31, 2023, common shares issuable from treasury under the DRP.

Weighted Average Common Shares Outstanding
at December 31
(millions)	2024	2023	2022

Basic	1,038	1,030	995
Diluted	1,038	1,030	996
Stock Options

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life
	(thousands)		(years)

Options outstanding at January 1, 2024	7,436	$62.36
Options exercised	(363)	$56.85
Options forfeited/expired	(598)	$63.70
Options Outstanding at September 30, 2024	6,475	$62.54	3.5
Options Exercisable at September 30, 2024	4,975	$63.54	3.0
Options cancelled on October 1, 2024	(6,475)	$62.54
Options issued on October 1, 2024	5,889	$59.72
Options exercised	(1,244)	$54.49
Options forfeited/expired	(171)	$72.17
Options Outstanding at December 31, 2024	4,474	$60.69	3.6
Options Exercisable at December 31, 2024	3,169	$62.50	3.1
On October 1, 2024, as part of the Spinoff Transaction, all outstanding TC Energy stock options were cancelled and an equivalent number of new TC Energy stock options were issued to applicable remaining TC Energy employees and former TC Energy employees (other than those transferred to South Bow pursuant to the Spinoff Transaction) who still held TC Energy stock options. The exercise prices of the new TC Energy stock options were adjusted for the change in value of the TC Energy common shares following the Spinoff Transaction. No other stock options were granted in 2024.
TC Energy Consolidated Financial Statements 2024 | 197

At December 31, 2024, an additional 3,621,343 common shares were reserved for future issuance from treasury under TC Energy's Stock Option Plan. The contractual life of options granted is seven years. Options may be exercised at a price determined at the time the option is awarded and vest equally on the anniversary date in each of the three years following the award. Forfeiture of stock options results from their expiration and, if not previously vested, upon resignation or termination of the option holder's employment. Commencing in 2024, the Company no longer issues stock options to employees or officers.
The Company used a binomial model for determining the fair value of options granted and applied the following weighted average assumptions:

year ended December 31	2024[1]	2023	2022

Weighted average fair value	—	$7.88	$8.24
Expected life (years)[2]	—	5.1	5.4
Interest rate	—	2.9%	1.6%
Volatility[3]	—	24%	22%
Dividend yield	—	6.3%	5.5%
1Commencing in 2024, the Company no longer issues stock options to employees or officers.
2Expected life is based on historical exercise activity.
3Volatility is derived based on the average of both the historical and implied volatility of the Company's common shares.
The amount expensed for stock options, with a corresponding increase in Additional paid-in capital, was $6 million in 2024 (2023 – $9 million; 2022 – $10 million). At December 31, 2024, unrecognized compensation costs related to non-vested stock options were less than $1 million. The cost is expected to be fully recognized over a weighted average period of 0.7 years.
The following table summarizes additional stock option information:

year ended December 31	2024	2023	2022
(millions of Canadian $, unless otherwise noted)

Total intrinsic value of options exercised	17	—	33
Total fair value of options that have vested	99	76	89
Total options vested	1.5 million	1.5 million	1.6 million
As at December 31, 2024, the aggregate intrinsic values of the total options exercisable and the total options outstanding were $20 million and $34 million, respectively.
Shareholder Rights Plan
TC Energy's Shareholder Rights Plan is designed to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a takeover offer for the Company and to encourage the fair treatment of shareholders in connection with any such offer. Attached to each common share is one right that, under certain circumstances, entitles certain holders to purchase an additional common share of the Company.
198 | TC Energy Consolidated Financial Statements 2024

25.  PREFERRED SHARES

at December 31, 2024	Number of Shares Outstanding	Current Yield		Annual Dividend Per Share[1,2]	Redemption Price Per Share	Redemption and Conversion Option Date	Right to Convert Into	Carrying Value December 31[3]
								2024	2023	2022
	(thousands)							(millions of Canadian $)

Cumulative First Preferred Shares
Series 1	18,424	4.94%	4	$1.23475	$25.00	December 31, 2029	Series 2	456	360	360
Series 2	3,576	Floating	5	Floating	$25.00	December 31, 2029	Series 1	83	179	179
Series 3	9,997	1.69%		$0.4235	$25.00	June 30, 2025	Series 4	246	246	246
Series 4	4,003	Floating	5	Floating	$25.00	June 30, 2025	Series 3	97	97	97
Series 5	12,071	1.95%		$0.48725	$25.00	January 30, 2026	Series 6	294	294	294
Series 6	1,929	Floating	5	Floating	$25.00	January 30, 2026	Series 5	48	48	48
Series 7	24,000	5.99%	4	$1.49625	$25.00	April 30, 2029	Series 8	589	589	589
Series 9	16,703	5.08%	4	$1.27	$25.00	October 30, 2029	Series 10	410	442	442
Series 10	1,297	Floating	5	Floating	$25.00	October 30, 2029	Series 9	32	—	—
Series 11	10,000	3.35%		$0.83775	$25.00	November 28, 2025	Series 12	244	244	244
								2,499	2,499	2,499
1Each of the even-numbered series of preferred shares, if in existence, will be entitled to receive floating rate cumulative quarterly preferential dividends per share at an annualized rate equal to the 90-day Government of Canada Treasury bill rate (T-bill rate) plus 1.92 per cent (Series 2), 1.28 per cent (Series 4), 1.54 per cent (Series 6), 2.38 per cent (Series 8), 2.35 per cent (Series 10), or 2.96 per cent (Series 12). These rates reset quarterly with the then current T-Bill rate.
2The odd-numbered series of preferred shares, if in existence, will be entitled to receive fixed rate cumulative quarterly preferential dividends, which will reset on the redemption and conversion option date and every fifth year thereafter, at an annualized rate equal to the then Five-Year Government of Canada bond yield plus 1.92 per cent (Series 1), 1.28 per cent (Series 3), 1.54 per cent (Series 5), 2.38 per cent (Series 7), 2.35 per cent (Series 9), or 2.96 per cent (Series 11).
3Net of underwriting commissions and deferred income taxes.
4The fixed rate dividend for Series 1, Series 7 and Series 9 preferred shares increased from 3.48 per cent to 4.94 per cent on December 31, 2024, 3.90 per cent to 5.99 per cent on April 30, 2024 and from 3.76 per cent to 5.08 per cent on October 30, 2024, respectively, and is due to reset on every fifth anniversary thereafter. No Series 7 preferred shares were converted on the April 30, 2024 conversion date.
5The floating quarterly dividend rate for the Series 2 preferred shares is 5.40 per cent for the period starting December 31, 2024 to, but excluding, March 31, 2025. The floating quarterly dividend rate for the Series 4 preferred shares is 4.76 per cent for the period starting December 31, 2024 to, but excluding, March 31, 2025. The floating quarterly dividend rate for the Series 6 preferred shares is 5.52 per cent for the period starting October 30, 2024 to, but excluding, January 30, 2025 The floating quarterly dividend rate for the Series 10 preferred shares is 6.33 per cent for the period starting October 30, 2024 to, but excluding, January 30, 2025. These rates will reset each quarter going forward.
The holders of preferred shares are entitled to receive a fixed cumulative quarterly preferential dividend as and when declared by the Board with the exception of Series 2, Series 4, Series 6 and Series 10 preferred shares. The holders of Series 2, Series 4, Series 6 and Series 10 preferred shares are entitled to receive quarterly floating rate cumulative preferential dividends as and when declared by the Board. The holders will have the right, subject to certain conditions, to convert their first preferred shares of a specified series into first preferred shares of another specified series on the conversion option date and every fifth anniversary thereafter as indicated in the table above.
TC Energy may, at its option, redeem all or a portion of the outstanding preferred shares for the redemption price per share, plus all accrued and unpaid dividends on the applicable redemption option date and on every fifth anniversary thereafter. In addition, Series 2, Series 4, Series 6 and Series 10 preferred shares are redeemable by TC Energy at any time other than on a designated date for $25.50 per share plus all accrued and unpaid dividends on such redemption date.
On December 31, 2024, 42,200 Series 1 preferred shares were converted, on a one-for-one basis, into Series 2 preferred shares and 3,889,020 Series 2 preferred shares were converted, on a one-for-one basis, into Series 1 preferred shares.
On October 30, 2024, 1,297,203 Series 9 preferred shares were converted, on a one-for-one basis, into Series 10 preferred shares.
On May 31, 2022, TC Energy redeemed all 40,000,000 issued and outstanding Series 15 preferred shares at a redemption price of $25.00 per share and paid the final quarterly dividend of $0.30625 per Series 15 preferred share, for the period up to but excluding May 31, 2022. The Company used the proceeds from the March 2022 issuance of US$800 million of junior subordinated notes through the Trust to finance this preferred share redemption.
TC Energy Consolidated Financial Statements 2024 | 199

26.  OTHER COMPREHENSIVE INCOME(LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME(LOSS)
Components of other comprehensive income (loss), including the portion attributable to non-controlling interests and related tax effects, were as follows:

year ended December 31, 2024	Before Tax Amount	Income Tax (Expense) Recovery	Net of Tax Amount
(millions of Canadian $)

Foreign currency translation gains and losses on net investment in foreign operations	1,582	20	1,602
Reclassification of foreign currency translation (gains) on net investment on disposal of foreign operations[1]	(25)	—	(25)
Change in fair value of net investment hedges	(23)	5	(18)
Change in fair value of cash flow hedges	46	(11)	35
Reclassification to net income of (gains) losses on cash flow hedges	(20)	4	(16)
Unrealized actuarial gains (losses) on pension and other post-retirement benefit plans	107	(24)	83
Reclassification to net income of actuarial (gains) losses on pension and other post-retirement benefit plans	(6)	—	(6)
Other comprehensive income (loss) on equity investments	230	(57)	173
Other Comprehensive Income (Loss)	1,891	(63)	1,828
1    Represents the controlling and non-controlling currency translation adjustment gains related to PNGTS. Refer to Note 30, Strategic alliance, acquisitions and dispositions, for additional information.

year ended December 31, 2023	Before Tax Amount	Income Tax (Expense) Recovery	Net of Tax Amount
(millions of Canadian $)

Foreign currency translation gains and losses on net investment in foreign operations	(1,148)	7	(1,141)
Change in fair value of net investment hedges	23	(6)	17
Reclassification to net income of (gains) losses on cash flow hedges	97	(23)	74
Unrealized actuarial gains (losses) on pension and other post-retirement benefit plans	(15)	4	(11)
Other comprehensive income (loss) on equity investments	(283)	72	(211)
Other Comprehensive Income (Loss)	(1,326)	54	(1,272)

year ended December 31, 2022	Before Tax Amount	Income Tax (Expense) Recovery	Net of Tax Amount
(millions of Canadian $)

Foreign currency translation gains and losses on net investment in foreign operations	1,410	84	1,494
Change in fair value of net investment hedges	(48)	12	(36)
Change in fair value of cash flow hedges	(58)	19	(39)
Reclassification to net income of (gains) losses on cash flow hedges	63	(21)	42
Unrealized actuarial gains (losses) on pension and other post-retirement benefit plans	81	(18)	63
Reclassification to net income of actuarial (gains) losses on pension and other post-retirement benefit plans	9	(3)	6
Other comprehensive income (loss) on equity investments	1,156	(289)	867
Other Comprehensive Income (Loss)	2,613	(216)	2,397
200 | TC Energy Consolidated Financial Statements 2024

The changes in AOCI by component, net of tax, are as follows:

(millions of Canadian $)	Currency Translation Adjustments	Cash Flow Hedges	Pension and Other Post-Retirement Benefit Plan Adjustments	Equity Investments	Total

AOCI balance at January 1, 2022	(1,009)	(112)	(113)	(200)	(1,434)
Other comprehensive income (loss) before reclassifications[1]	1,450	(39)	63	870	2,344
Amounts reclassified from AOCI	—	42	6	(3)	45
Net current period other comprehensive income (loss)	1,450	3	69	867	2,389
AOCI balance at December 31, 2022	441	(109)	(44)	667	955
Other comprehensive income (loss) before reclassifications[1]	(231)	—	(11)	(195)	(437)
Amounts reclassified from AOCI	—	74	—	(16)	58
Net current period other comprehensive income (loss)	(231)	74	(11)	(211)	(379)
Impact of non-controlling interest[2]	(527)	—	—	—	(527)
AOCI balance at December 31, 2023	(317)	(35)	(55)	456	49
Other comprehensive income (loss) before reclassifications[1]	692	35	83	188	998
Amounts reclassified from AOCI[3,4]	(15)	(16)	(6)	(15)	(52)
Net current period other comprehensive income (loss)	677	19	77	173	946
Impact of non-controlling interest[5]	(21)	—	—	—	(21)
Impact of spinoff of Liquids Pipelines business[6]	(741)	—	—	—	(741)
AOCI balance at December 31, 2024	(402)	(16)	22	629	233
1Other comprehensive income(loss) before reclassifications of currency translation adjustments are net of non-controlling interest gains of $903 million (2023 – losses of $366 million; 2022 – gains of $8 million).
2Represents the AOCI attributable to the 40 per cent non-controlling equity interest in Columbia Gas and Columbia Gulf upon its sale on October 4, 2023. Refer to Note 30, Strategic alliance, acquisitions and dispositions, for additional information.
3Gains related to cash flow hedges reported in AOCI and expected to be reclassified to net income in the next 12 months are estimated to be $5 million ($4 million, net of tax) at December 31, 2024. These estimates assume constant commodity prices, interest rates and foreign exchange rates over time; however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.
4Includes the controlling interest of the AOCI attributable to PNGTS recognized in Net gain (loss) on sale of assets upon the sale of PNGTS on August 15, 2024. Refer to Note 30, Strategic alliance, acquisitions and dispositions, for additional information.
5Represents the AOCI attributable to CFE's 13.01 per cent non-controlling equity interest in TGNH. Refer to Note 30, Strategic alliance, acquisitions and dispositions, for additional information.
6Represents the AOCI attributable to the Spinoff Transaction. Refer to Note 4, Discontinued operations, for additional information.
TC Energy Consolidated Financial Statements 2024 | 201

Details about reclassifications out of AOCI into the Consolidated statement of income were as follows:

year ended December 31	Amounts reclassified from AOCI[1]			Affected line item in the Consolidated statement of income
	2024	2023	2022
(millions of Canadian $)

Cash flow hedges
Commodities	32	(85)	(47)	Revenues (Power and Energy Solutions)
Interest rate	(12)	(12)	(16)	Interest expense
	20	(97)	(63)	Total before tax
	(4)	23	21	Income tax (expense) recovery
	16	(74)	(42)	Net of tax
Pension and other post-retirement benefit plan adjustments
Amortization of actuarial gains (losses)	6	—	(11)	Plant operating costs and other[2]
Settlement gain (loss)	—	—	2	Plant operating costs and other[2]
	6	—	(9)	Total before tax
	—	—	3	Income tax (expense) recovery
	6	—	(6)	Net of tax
Equity investments
Equity income (loss)	19	22	4	Income (loss) from equity investments
	(4)	(6)	(1)	Income tax (expense) recovery
	15	16	3	Net of tax
Currency translation adjustments
Foreign currency translation gains on disposal of foreign operations	15	—	—	Net gain (loss) on sale of assets
	—	—	—	Income tax (expense) recovery
	15	—	—	Net of tax
1Amounts in parentheses indicate expenses to the Consolidated statement of income.
2These AOCI components are included in the computation of net benefit cost. Refer to Note 27, Employee post-retirement benefits, for additional information.
202 | TC Energy Consolidated Financial Statements 2024

27.  EMPLOYEE POST-RETIREMENT BENEFITS
The Company sponsors DB Plans for certain employees. Pension benefits provided under the DB Plans are generally based on years of service and highest average earnings over three to five consecutive years of employment. Effective January 1, 2019, there were certain amendments made to the Canadian DB Plan for new members. Subsequent to that date, benefits provided for new members were based on years of service and highest average earnings over five consecutive years of employment. Upon commencement of retirement, pension benefits in the Canadian DB Plan increase annually by a portion of the increase in the Consumer Price Index for employees hired prior to January 1, 2019. On January 1, 2024 the Canadian DB Plans were closed to new entrants. In 2023, TC Energy announced a plan amendment to the Canadian OPEB Plan. This plan will be closed for any eligible active employees that did not retire by December 31, 2024. All active employees who no longer meet the eligibility for the OPEB Plan will be eligible for a new plan that provides an annual health spending account to retirees and their dependents from retirement to age 65.
The Company's U.S. DB Plan is closed to non-union new entrants and all non-union hires participate in the DC Plan. Net actuarial gains or losses are amortized out of AOCI over the EARSL of Plan participants, which was approximately nine years at December 31, 2024 (2023 – nine years; 2022 – nine years).
The Company also provides its employees with DC Plans and savings plans in Canada, DC Plans in Mexico, DC Plans consisting of a 401(k) Plan in the U.S. and post-employment benefits other than pensions, including termination benefits and life insurance and medical benefits beyond those provided by government-sponsored plans. Net actuarial gains or losses for the plans are amortized out of AOCI over the EARSL of employees, which was approximately 12 years at December 31, 2024 (2023 – 12 years and 2022 – 12 years). In 2024, the Company expensed $71 million (2023 – $64 million and 2022 – $64 million) for the savings and DC Plans.
As part of the Spinoff Transaction, certain TC Energy employees became employees of South Bow. Prior to the Spinoff Transaction, these employees in Canada and the U.S. participated in DB Plans, DC Plans and savings plans, as applicable. Effective October 1, 2024, the benefit obligations under the DB Plans in respect of the employees moving from TC Energy to South Bow were transferred to South Bow. An asset transfer application related to the Canadian DB Plan will be prepared in early 2025 outlining the proposed transfer of assets from TC Energy to South Bow. The Canadian DB Plan's assets to be transferred to South Bow are subject to regulatory approval and will be transferred when approval is received. As at December 31, 2024, these assets remain in the TC Energy DB Plan trust and have been reflected as Long-term assets of discontinued operations and a corresponding obligation to South Bow has been reflected as Long-term liabilities of discontinued operations on the Consolidated balance sheet. The assets related to the U.S. DB Plan were fully transferred to South Bow as at December 31, 2024.
Total cash contributions by the Company for employee post-retirement benefits were as follows:

year ended December 31	2024	2023	2022
(millions of Canadian $)

DB Plans	—	28	78
Other post-retirement benefit plans	8	9	8
Savings and DC Plans	71	64	64
	79	101	150
Current Canadian pension legislation allows for partial funding of solvency requirements over a number of years through letters of credit in lieu of cash contributions, up to certain limits. Total letters of credit provided to the Canadian DB plan at December 31, 2024 was $111 million (2023 – $244 million; 2022 – $322 million).
The most recent actuarial valuation of the pension plans for funding purposes was as at January 1, 2024 and the next required valuation is at January 1, 2025.
TC Energy Consolidated Financial Statements 2024 | 203

The Company's funded status was comprised of the following:

at December 31	Pension Benefit Plans		Other Post-Retirement Benefit Plans
(millions of Canadian $)	2024	2023	2024	2023

Change in Benefit Obligation[1]
Benefit obligation – beginning of year	3,356	3,081	285	310
Service cost	108	93	1	3
Interest cost	160	158	14	16
Employee contributions	11	7	2	2
Benefits paid	(194)	(185)	(24)	(44)
Actuarial (gain) loss	(39)	219	(5)	2
South Bow - transition of benefit obligation[2]	(118)	—	(1)	—
Foreign exchange rate changes	58	(17)	16	(4)
Benefit obligation – end of year	3,342	3,356	288	285
Change in Plan Assets
Plan assets at fair value – beginning of year	3,697	3,481	358	354
Actual return on plan assets	485	385	17	24
Employer contributions[3,4]	—	28	(41)	9
Employee contributions	11	7	2	2
Benefits paid	(194)	(185)	(25)	(23)
South Bow - transition of plan assets[2]	(119)	—	—	—
Foreign exchange rate changes	68	(19)	28	(8)
Plan assets at fair value – end of year	3,948	3,697	339	358
Funded Status – Plan Surplus	606	341	51	73
1The benefit obligation for the Company’s pension benefit plans represents the projected benefit obligation. The benefit obligation for the Company’s other post-retirement benefit plans represents the accumulated post-retirement benefit obligation.
2Reflects the impact of the Spinoff Transaction of the Liquids Pipelines business on October 1, 2024.
3The Company reduced letters of credit by $133 million in the Canadian DB Plan (2023 – $78 million) for funding purposes.
4OPEB surplus of $49 million was transferred to pay future active employee medical expenses.
Additional pension benefit plan assets were as follows:

at December 31	Pension Benefit Plans
(millions of Canadian $)	2024	2023

TC Energy plan assets at fair value	3,948	3,697
South Bow plan assets held in trust[1]	110	—
Plan assets at fair value – end of year	4,058	3,697
1    Related to the transfer of pension assets to South Bow. The final transfer will be adjusted for investment returns and benefit payments from October 1, 2024 to the transfer date. The $110 million is reflected in Long-term assets of discontinued operations.
The actuarial gain realized on the defined benefit plan obligation is primarily attributable to an increase in the weighted average discount rate from 4.75 per cent in 2023 to 4.90 per cent in 2024.
The actuarial gain realized on the OPEB Plan obligation is primarily due to an increase in the weighted average discount rate from 5.10 per cent in 2023 to 5.45 per cent in 2024.
204 | TC Energy Consolidated Financial Statements 2024

The amounts recognized on the Company's Consolidated balance sheet for its DB Plans and other post-retirement benefits plans were as follows:

at December 31	Pension Benefit Plans		Other Post-Retirement Benefit Plans
(millions of Canadian $)	2024	2023	2024	2023

Other long-term assets (Note 15)	606	341	152	177
Accounts payable and other	—	—	(7)	(7)
Other long-term liabilities (Note 18)	—	—	(94)	(97)
	606	341	51	73
Included in the above benefit obligation and fair value of plan assets were the following amounts for plans that were not fully funded:

at December 31	Pension Benefit Plans		Other Post-Retirement Benefit Plans
(millions of Canadian $)	2024	2023	2024	2023

Projected benefit obligation[1]	—	—	(101)	(104)
Plan assets at fair value	—	—	—	—
Funded Status – Plan Deficit	—	—	(101)	(104)
1The projected benefit obligation for the pension benefit plans differs from the accumulated benefit obligation in that it includes an assumption with respect to future compensation levels.
The funded status based on the accumulated benefit obligation for all DB Plans was as follows:

at December 31	2024	2023
(millions of Canadian $)

Accumulated benefit obligation	(3,097)	(3,090)
Plan assets at fair value[1]	4,058	3,697
Funded Status – Plan Surplus	961	607
1    Includes an estimated $110 million for future transfer to South Bow. The final transfer will be adjusted for investment returns and benefit payments from October 1, 2024, the date of the Spinoff Transaction to the transfer date.
The Company's DB Plans with respect to accumulated benefit obligations and the fair value of plan assets were fully funded as at December 31, 2024 and December 31, 2023.
The Company pension plans' weighted average asset allocations and target allocations by asset category were as follows:

at December 31	Percentage of Plan Assets		Target Allocations
	2024	2023	2024

Fixed income securities	37%	41%	25% to 50%
Equity securities	49%	44%	25% to 55%
Other investments	14%	15%	10% to 35%
	100%	100%
TC Energy Consolidated Financial Statements 2024 | 205

Fixed income and equity securities include the Company's and its related parties debt and common shares as follows:

at December 31			Percentage of Plan Assets
(millions of Canadian $)	2024	2023	2024	2023

Fixed income securities	44	7	1.1%	0.2%
Equity securities	3	2	0.1%	0.1%
Pension plan assets are managed on a going concern basis, subject to legislative restrictions, and are diversified across asset classes to maximize returns at an acceptable level of risk. Asset mix strategies consider plan demographics and may include traditional equity and debt securities as well as alternative assets such as infrastructure, private equity, real estate and derivatives to diversify risk. Derivatives are not used for speculative purposes and may be used to hedge certain liabilities.
All investments are measured at fair value using market prices. Where the fair value cannot be readily determined by reference to generally available price quotations, the fair value is determined by considering the discounted cash flows on a         risk-adjusted basis and by comparison to similar assets which are publicly traded. In Level I, the fair value of assets is determined by reference to quoted prices in active markets for identical assets that the Company has the ability to access at the measurement date. In Level II, the fair value of assets is determined using valuation techniques such as option pricing models and extrapolation using significant inputs which are observable directly or indirectly. In Level III, the fair value of assets is determined using a market approach based on inputs that are unobservable and significant to the overall fair value measurement.
206 | TC Energy Consolidated Financial Statements 2024

The following table presents plan assets for DB Plans and OPEB Plans measured at fair value, which have been categorized into the three categories based on a fair value hierarchy. Refer to Note 28, Risk management and financial instruments, for additional information.

at December 31	Quoted Prices in Active Markets (Level I)		Significant Other Observable Inputs (Level II)		Significant Unobservable Inputs (Level III)		Total		Percentage of Total Portfolio
(millions of Canadian $)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

Asset Category[1]
Cash and Cash Equivalents	138	68	—	1	—	—	138	69	3	2
Equity Securities:
Canadian	128	121	—	—	—	—	128	121	3	3
U.S.	1,234	965	—	—	—	—	1,234	965	28	24
International	182	167	209	187	—	—	391	354	9	9
Global	—	—	100	74	—	—	100	74	2	2
Emerging	66	54	150	140	—	—	216	194	5	5
Fixed Income Securities:
Canadian Bonds:
Federal	—	—	55	266	—	—	55	266	1	7
Provincial	—	—	312	314	—	—	312	314	7	8
Municipal	—	—	14	16	—	—	14	16	—	—
Corporate	—	—	323	143	—	—	323	143	7	4
U.S. Bonds:
Federal	151	185	255	240	—	—	406	425	9	10
Municipal	—	—	1	1	—	—	1	1	—	—
Corporate	246	312	158	74	—	—	404	386	9	10
International:
Government	4	4	17	11	—	—	21	15	1	—
Corporate	—	—	66	83	—	—	66	83	2	2
Mortgage backed	37	43	23	17	—	—	60	60	1	1
Net forward contracts	—	—	(201)	(131)	—	—	(201)	(131)	(4)	(4)
Other Investments:
Real estate	—	—	—	—	276	283	276	283	6	7
Infrastructure	—	—	—	—	282	269	282	269	7	7
Private equity funds	—	—	—	—	32	10	32	10	1	—
Funds held on deposit	138	138	—	—	—	—	138	138	3	3
Derivatives	—	—	1	—	—	—	1	—	—	—
	2,324	2,057	1,483	1,436	590	562	4,397	4,055	100	100
1    Includes an estimated $110 million for future transfer to South Bow. The final transfer will be adjusted for investment returns and benefit payments from October 1, 2024, the date of the Spinoff Transaction to the transfer date.
TC Energy Consolidated Financial Statements 2024 | 207

The following table presents the net change in the Level III fair value category:

(millions of Canadian $, pre-tax)

Balance at December 31, 2022	632
Purchases and sales	(76)
Realized and unrealized gains (losses)	6
Balance at December 31, 2023	562
Purchases and sales	(15)
Realized and unrealized gains (losses)	43
Balance at December 31, 2024	590
In 2025, the Company's expects to make funding contributions of $6 million for the other post-retirement benefit plans, approximately $71 million for the savings plans and DC Plans and no contributions for the DB Plans. The Company is not expecting to issue any additional letters of credit for the funding of solvency requirements to the Canadian DB plan in 2025.
The following are estimated future benefit payments, which reflect expected future service:

at December 31		Other Post-Retirement Benefits
(millions of Canadian $)	Pension Benefits

2025	209	24
2026	212	24
2027	216	24
2028	218	24
2029	221	23
2030 to 2034	1,139	110
The rate used to discount pension and other post-retirement benefit plan obligations was developed based on a yield curve of primarily corporate AA bond yields at December 31, 2024. This yield curve is used to develop spot rates that vary based on the duration of the obligations. The estimated future cash flows for the pension and other post-retirement benefit obligations were matched to the corresponding rates on the spot rate curve to derive a weighted average discount rate.
The significant weighted average actuarial assumptions adopted in measuring the Company's benefit obligations were as follows:

at December 31	Pension Benefit Plans		Other Post-Retirement Benefit Plans
	2024	2023	2024	2023

Discount rate	4.90%	4.75%	5.45%	5.10%
Rate of compensation increase	3.05%	3.20%	—	—
The significant weighted average actuarial assumptions adopted in measuring the Company's net benefit plan costs were as follows:

year ended December 31	Pension Benefit Plans			Other Post-Retirement Benefit Plans
	2024	2023	2022	2024	2023	2022

Discount rate	4.75%	5.15%	3.05%	5.15%	5.45%	3.10%
Expected long-term rate of return on plan assets	6.60%	6.45%	6.10%	4.50%	4.50%	3.25%
Rate of compensation increase	3.15%	3.25%	3.00%	—	—	—
208 | TC Energy Consolidated Financial Statements 2024

The overall expected long-term rate of return on plan assets is based on historical and projected rates of return for the portfolio in aggregate and for each asset class in the portfolio. Assumed projected rates of return are selected after analyzing historical experience and estimating future levels and volatility of returns. Asset class benchmark returns and asset mix are also considered in determining the overall expected rate of return. The discount rate is based on market interest rates of high-quality bonds that match the timing and benefits expected to be paid under each plan.
A 6.15 per cent weighted-average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2025 measurement purposes. The rate was assumed to decrease gradually to 4.85 per cent by 2032 and remain at this level thereafter.
The net benefit cost recognized for the Company’s pension benefit plans and other post-retirement benefit plans was as follows:

year ended December 31	Pension Benefit Plans			Other Post-Retirement Benefit Plans
(millions of Canadian $)	2024	2023	2022	2024	2023	2022

Service cost[1]	108	93	145	1	3	5
Other components of net benefit cost[1]
Interest cost	160	158	125	14	16	13
Expected return on plan assets	(248)	(234)	(239)	(14)	(16)	(14)
Amortization of actuarial loss	—	—	10	—	—	1
Amortization of regulatory asset	—	—	12	(2)	—	1
Settlement gain – AOCI	—	—	(2)	—	—	—
	(88)	(76)	(94)	(2)	—	1
Net Benefit Cost Recognized	20	17	51	(1)	3	6
1    Service cost and other components of net benefit cost are included in Plant operating costs and other in the Consolidated statement of income.
Pre-tax amounts recognized in AOCI were as follows:

at December 31	2024		2023		2022
	Pension Benefits	Other Post- Retirement Benefits	Pension Benefits	Other Post- Retirement Benefits	Pension Benefits	Other Post- Retirement Benefits
(millions of Canadian $)

Net loss (gain)	(24)	—	71	6	38	24
Pre-tax amounts recognized in OCI were as follows:

year ended December 31	2024		2023		2022
	Pension Benefits	Other Post- Retirement Benefits	Pension Benefits	Other Post- Retirement Benefits	Pension Benefits	Other Post- Retirement Benefits
(millions of Canadian $)

Amortization of net gain (loss) from AOCI to net income	6	—	—	—	(10)	(1)
Settlement	—	—	—	—	2	—
Funded status adjustment	(101)	(6)	33	(18)	(101)	20
	(95)	(6)	33	(18)	(109)	19
In 2022, a settlement occurred for the U.S. DB Plan as a result of lump sum payments made during the year. The impact of the settlement was determined using actuarial assumptions consistent with those employed at December 31, 2022. The settlement gain decreased the U.S. DB Plan's unrealized actuarial gain by $2 million which was included in OCI, and was recorded in net benefit cost in 2022.

TC Energy Consolidated Financial Statements 2024 | 209

28.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Risk Management Overview
TC Energy has exposure to various financial risks and has strategies, policies and limits in place to manage the impact of these risks on its earnings, cash flows and, ultimately, shareholder value.
Risk management strategies, policies and limits are designed to ensure TC Energy's risks and related exposures are in line with the Company's business objectives and risk tolerance. TC Energy's risks are managed within limits that are established by the Company's Board, implemented by senior management and monitored by the Company's risk management, internal audit and business segment groups. The Board's Audit Committee oversees how management monitors compliance with risk management policies and procedures and oversees management's review of the adequacy of the risk management framework.
Market Risk
The Company constructs and invests in energy infrastructure projects, purchases and sells commodities, issues short- and long‑term debt, including amounts in foreign currencies and invests in foreign operations. Certain of these activities expose the Company to market risk from changes in commodity prices, foreign exchange rates and interest rates, which may affect the Company's earnings, cash flows and the value of its financial assets and liabilities. The Company assesses contracts used to manage market risk to determine whether all, or a portion, meets the definition of a derivative.
Derivative contracts the Company uses to assist in managing exposure to market risk may include the following:
•forwards and futures contracts – agreements to purchase or sell a specific financial instrument or commodity at a specified price and date in the future
•swaps – agreements between two parties to exchange streams of payments over time according to specified terms
•options – agreements that convey the right, but not the obligation of the purchaser to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period.
Commodity price risk
The following strategies may be used to manage the Company's exposure to market risk resulting from commodity price risk management activities in the Company's non-regulated businesses:
•in the Company's natural gas marketing business, TC Energy enters into natural gas transportation and storage contracts as well as natural gas purchase and sale agreements. The Company manages exposure on these contracts using financial instruments and hedging activities to offset market price volatility
•in the Company's power businesses, TC Energy manages the exposure to fluctuating commodity prices through long-term contracts and hedging activities including selling and purchasing electricity and natural gas in forward markets
•in the Company's non-regulated natural gas storage business, TC Energy's exposure to seasonal natural gas price spreads is managed with a portfolio of third-party storage capacity contracts and through offsetting purchases and sales of natural gas in forward markets to lock in future positive margins.
Lower natural gas and electricity prices could lead to reduced investment in the development, expansion and production of these commodities. A reduction in the demand for these commodities could negatively impact opportunities to expand the Company's asset base and/or re-contract with TC Energy's shippers and customers as contractual agreements expire.
Physical and transition risks
The physical and transition risks related to climate change could impact commodity prices and fossil fuel supply and demand dynamics which could affect the Company's financial performance. TC Energy evaluates the financial resilience of its asset portfolio against a range of future pricing and supply and demand outcomes as part of its strategic planning process. TC Energy’s exposure to climate change-related transition risks and resulting policy changes is managed through its business model, which is based on a long-term, low-risk strategy whereby the majority of TC Energy’s earnings are underpinned by regulated cost-of-service arrangements and/or long-term contracts. The Company factors physical and transition risks into capital planning, financial risk management and operational activities and is working towards reducing the GHG emissions intensity of existing operations.
210 | TC Energy Consolidated Financial Statements 2024

Interest rate risk
TC Energy utilizes short- and long-term debt to finance its operations which exposes the Company to interest rate risk. TC Energy typically pays fixed rates of interest on its long-term debt and floating rates on short-term debt including its commercial paper programs and amounts drawn on its credit facilities. A small portion of TC Energy's long-term debt bears interest at floating rates. In addition, the Company is exposed to interest rate risk on financial instruments and contractual obligations containing variable interest rate components. The Company actively manages its interest rate risk using interest rate derivatives.
Foreign exchange risk
Certain of TC Energy's businesses generate all or most of their earnings in U.S. dollars and, since the Company reports its financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar can affect its net income. This exposure grows as the Company's U.S. dollar-denominated operations grow. A portion of this risk is offset by interest expense on U.S. dollar-denominated debt. The balance of the exposure is actively managed on a rolling basis up to three years in advance using foreign exchange derivatives; however, the natural exposure beyond that period remains.
A portion of the Company's Mexico Natural Gas Pipelines monetary assets and liabilities are peso-denominated, while TC Energy's Mexico operations' financial results are denominated in U.S. dollars. These peso‑denominated balances are revalued to U.S. dollars and, as a result, changes in the value of the Mexican peso against the U.S. dollar can affect the Company's net income. In addition, foreign exchange gains or losses calculated for Mexico income tax purposes on the revaluation of U.S. dollar‑denominated monetary assets and liabilities result in a peso‑denominated income tax exposure for these entities, leading to fluctuations in Income (loss) from equity investments and Income tax expense (recovery). These exposures are actively managed using foreign exchange derivatives, although some unhedged exposure remains.
Net investment in foreign operations
The Company hedges a portion of its net investment in foreign operations (on an after-tax basis) with U.S. dollar‑denominated debt, cross-currency interest rate swaps and foreign exchange options as appropriate.
The fair values and notional amounts for the derivatives designated as a net investment hedge were as follows:

at December 31	2024		2023
	Fair Value[1,2]	Notional Amount	Fair Value[1,2]	Notional Amount
(millions of Canadian $, unless otherwise noted)

U.S. dollar cross-currency interest rate swaps (maturing 2025)[3]	(11)	US 100	2	US 200
U.S. dollar foreign exchange options	—	—	8	US 1,000
	(11)	US 100	10	US 1,200
1Fair value equals carrying value.
2No amounts have been excluded from the assessment of hedge effectiveness.
3In 2024 and 2023, Net income (loss) included net realized gains of less than $1 million related to the interest component of cross-currency swap settlements which are reported within Interest expense.
The notional amounts and fair values of U.S. dollar-denominated debt designated as a net investment hedge were as follows:

at December 31	2024	2023
(millions of Canadian $, unless otherwise noted)

Notional amount	26,000 (US 18,000)	27,800 (US 21,100)
Fair value	25,700 (US 17,800)	26,600 (US 20,200)
TC Energy Consolidated Financial Statements 2024 | 211

Counterparty Credit Risk
TC Energy's exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable, available-for-sale assets, the fair value of derivative assets, net investment in leases and certain contract assets in Mexico.
At times, the Company's counterparties may endure financial challenges resulting from commodity price and market volatility, economic instability and political or regulatory changes. In addition to actively monitoring these situations, there are a number of factors that reduce TC Energy's counterparty credit risk exposure in the event of default, including:
•contractual rights and remedies together with the utilization of contractually-based financial assurances
•current regulatory frameworks governing certain TC Energy operations
•the competitive position of the Company's assets and the demand for the Company's services
•potential recovery of unpaid amounts through bankruptcy and similar proceedings.
The Company reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. TC Energy uses historical credit loss and recovery data, adjusted for management's judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other.
The Company’s net investment in leases and certain contract assets are financial assets subject to ECL. TC Energy’s methodology for assessing the ECL regarding these financial assets includes consideration of the probability of default (the probability that the customer will default on its obligation), the loss given default (the economic loss as a proportion of the financial asset balance in the event of a default) and the exposure at default (the financial asset balance at the time of a hypothetical default) with one‑year forward-looking information that includes assumptions for future macroeconomic conditions under three probability‑weighted future scenarios.
The macroeconomic factors considered most relevant to the Company's net investment in leases and contract assets include Mexico's GDP, Mexico's government debt to GDP and Mexico's inflation. The ECL amount is updated at each reporting date to reflect changes in assumptions and forecasts for future economic conditions.
For the year ended December 31, 2024, the Company recorded a $23 million ECL recovery (2023 – $73 million recovery; 2022 ‑ $149 million expense) with respect to the net investment in leases associated with the in-service TGNH pipelines and $1 million ECL expense (2023 – $10 million recovery; 2022 – $14 million expense) for contract assets related to certain other Mexico natural gas pipelines.
Other than the ECL provision noted above, the Company had no significant credit losses at December 31, 2024 and 2023. At December 31, 2024 and 2023, there were no significant credit risk concentrations and no significant amounts past due or impaired.
TC Energy has significant credit and performance exposure to financial institutions that hold cash deposits and provide committed credit lines and letters of credit that help manage the Company's exposure to counterparties and provide liquidity in commodity, foreign exchange and interest rate derivative markets. TC Energy's portfolio of financial sector exposure consists primarily of highly-rated investment grade, systemically important financial institutions.
Non-Derivative Financial Instruments
Fair value of non-derivative financial instruments
Available-for-sale assets are recorded at fair value which is calculated using quoted market prices where available including the Company's LMCI equity securities which are classified in Level I of the fair value hierarchy. Certain other non-derivative financial instruments included in Cash and cash equivalents, Accounts receivable, Other current assets, Net investment in leases, Restricted investments, Other long-term assets, Notes payable, Accounts payable and other, Dividends payable, Accrued interest and Other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity.
Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
212 | TC Energy Consolidated Financial Statements 2024

Balance sheet presentation of non-derivative financial instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

at December 31	2024		2023
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(millions of Canadian $)

Long-term debt, including current portion (Note 20)[1,2]	(47,931)	(48,318)	(52,914)	(52,815)
Junior subordinated notes (Note 21)	(11,048)	(10,824)	(10,287)	(9,217)
	(58,979)	(59,142)	(63,201)	(62,032)
1Long-term debt is recorded at amortized cost, except for US$2.8 billion (2023 – US$2.0 billion) that is attributed to hedged risk and recorded at fair value.
2Net income (loss) for 2024 included unrealized gains of $128 million (2023 – unrealized losses of $53 million) for fair value adjustments attributable to the hedged interest rate risk associated with interest rate swap fair value hedging relationships.
Available-for-sale assets summary
The following tables summarize additional information about the Company's restricted investments that were classified as available-for-sale assets:

at December 31	2024		2023
	LMCI Restricted Investments	Other Restricted Investments[1]	LMCI Restricted Investments	Other Restricted Investments[1]
(millions of Canadian $)

Fair value of fixed income securities[2,3]
Maturing within 1 year	—	33	—	35
Maturing within 1-5 years	3	256	8	241
Maturing within 5-10 years	1,578	—	1,340	—
Fair value of equity securities[2,4]	1,070	64	883	50
	2,651	353	2,231	326
1Other restricted investments have been set aside to fund insurance claim losses to be paid by the Company's wholly-owned captive insurance subsidiary.
2Available-for-sale assets are recorded at fair value and included in Other current assets and Restricted investments on the Company's Consolidated balance sheet.
3Classified in Level II of the fair value hierarchy.
4Classified in Level I of the fair value hierarchy.

year ended December 31	2024		2023		2022
(millions of Canadian $)	LMCI Restricted Investments[1]	Other Restricted Investments[2]	LMCI Restricted Investments[1]	Other Restricted Investments[2]	LMCI Restricted Investments[1]	Other Restricted Investments[2]

Net unrealized gains (losses)	218	9	179	13	(223)	(7)
Net realized gains (losses)[3]	3	2	(28)	—	(28)	—
1Unrealized and realized gains (losses) arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses as regulatory liabilities or regulatory assets.
2Unrealized and realized gains (losses) on other restricted investments are included in Interest income and other in the Company's Consolidated statement of income.
3Realized gains (losses) on the sale of LMCI restricted investments are determined using the average cost basis.
TC Energy Consolidated Financial Statements 2024 | 213

Derivative Instruments
Fair value of derivative instruments
The fair value of foreign exchange and interest rate derivatives has been calculated using the income approach which uses year‑end market rates and applies a discounted cash flow valuation model. The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the Black-Scholes pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
In some cases, even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
The recognition of gains and losses on derivatives for Canadian natural gas regulated pipeline exposures is determined through the regulatory process. Gains and losses arising from changes in the fair value of derivatives accounted for as part of RRA, including those that qualify for hedge accounting treatment, are expected to be refunded or recovered through the tolls charged by the Company. As a result, these gains and losses are deferred as regulatory liabilities or regulatory assets and are refunded to or collected from the rate payers in subsequent years when the derivative settles.
Balance sheet presentation of derivative instruments
The balance sheet classification of the fair value of derivative instruments was as follows:

at December 31, 2024	Cash Flow Hedges	Fair Value Hedges	Net Investment Hedges	Held for Trading	Total Fair Value of Derivative Instruments[1]
(millions of Canadian $)

Other current assets (Note 8)
Commodities[2]	18	—	—	287	305
Foreign exchange	—	—	—	42	42
	18	—	—	329	347
Other long-term assets (Note 15)
Commodities[2]	9	—	—	104	113
Foreign exchange	—	—	—	9	9
	9	—	—	113	122
Total Derivative Assets	27	—	—	442	469

Accounts payable and other (Note 17)
Commodities[2]	(1)	—	—	(291)	(292)
Foreign exchange	—	—	(11)	(183)	(194)
Interest rate	—	(21)	—	—	(21)
	(1)	(21)	(11)	(474)	(507)
Other long-term liabilities (Note 18)
Commodities[2]	(1)	—	—	(46)	(47)
Foreign exchange	—	—	—	(44)	(44)
Interest rate	—	(118)	—	—	(118)
	(1)	(118)	—	(90)	(209)
Total Derivative Liabilities	(2)	(139)	(11)	(564)	(716)
Total Derivatives	25	(139)	(11)	(122)	(247)
1Fair value equals carrying value.
2Includes purchases and sales of power and natural gas.
214 | TC Energy Consolidated Financial Statements 2024

The balance sheet classification of the fair value of derivative instruments was as follows:

at December 31, 2023	Cash Flow Hedges	Fair Value Hedges	Net Investment Hedges	Held for Trading	Total Fair Value of Derivative Instruments[1]
(millions of Canadian $)

Other current assets (Note 8)
Commodities[2]	9	—	—	499	508
Foreign exchange	—	—	10	71	81
	9	—	10	570	589
Other long-term assets (Note 15)
Commodities[2]	3	—	—	86	89
Foreign exchange	—	—	—	30	30
Interest rate	—	36	—	—	36
	3	36	—	116	155
Total Derivative Assets	12	36	10	686	744

Accounts payable and other (Note 17)
Commodities[2]	(1)	—	—	(382)	(383)
Foreign exchange	—	—	—	(14)	(14)
Interest rate	—	(18)	—	—	(18)
	(1)	(18)	—	(396)	(415)
Other long-term liabilities (Note 18)
Commodities[2]	—	—	—	(75)	(75)
Foreign exchange	—	—	—	(2)	(2)
Interest rate	—	(29)	—	—	(29)
	—	(29)	—	(77)	(106)
Total Derivative Liabilities	(1)	(47)	—	(473)	(521)
Total Derivatives	11	(11)	10	213	223
1Fair value equals carrying value.
2Includes purchases and sales of power and natural gas.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to the Company's risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Derivatives in fair value hedging relationships
The following table details amounts recorded on the Consolidated balance sheet in relation to cumulative adjustments for fair value hedges included in the carrying amount of the hedged liabilities:

at December 31	Carrying Amount		Fair Value Hedging Adjustments[1]
(millions of Canadian $)	2024	2023	2024	2023

Long-term debt	(3,935)	(2,630)	98	11
1At December 31, 2024, adjustments for discontinued hedging relationships included in this balance was a liability of $41 million (2023 – nil).
TC Energy Consolidated Financial Statements 2024 | 215

Notional and maturity summary
The maturity and notional amount or quantity outstanding related to the Company's derivative instruments excluding hedges of the net investment in foreign operations was as follows:

at December 31, 2024	Power	Natural Gas	Foreign Exchange	Interest Rate

Net sales[1]	10,192	53	—	—
Millions of U.S. dollars	—	—	5,648	2,800
Millions of Mexican pesos	—	—	16,750	—
Maturity dates	2025-2044	2025-2031	2025-2027	2030-2034
1Volumes for power and natural gas derivatives are in GWh and Bcf, respectively.

at December 31, 2023	Power	Natural Gas	Foreign Exchange	Interest Rate

Net sales[1]	9,209	50	—	—
Millions of U.S. dollars	—	—	4,978	2,000
Millions of Mexican pesos	—	—	20,000	—
Maturity dates	2024-2044	2024-2029	2024-2026	2030-2034
1Volumes for power and natural gas derivatives are in GWh and Bcf, respectively.
Unrealized and Realized Gains (Losses) on Derivative Instruments
The following summary does not include hedges of the net investment in foreign operations:

year ended December 31	2024	2023	2022
(millions of Canadian $)

Derivative Instruments Held for Trading[1]
Unrealized gains (losses) in the year
Commodities[2]	(71)	132	(11)
Foreign exchange (Note 22)	(266)	246	(149)
Interest rate	(71)	—	—
Realized gains (losses) in the year
Commodities	199	192	46
Foreign exchange (Note 22)	(152)	155	(2)
Interest rate	29	—	—
Derivative Instruments in Hedging Relationships
Realized gains (losses) in the year
Commodities	33	(2)	(73)
Interest rate	(52)	(43)	(3)
1Realized and unrealized gains (losses) on held-for-trading derivative instruments used to purchase and sell commodities are included on a net basis in Revenues in the Consolidated statement of income. Realized and unrealized gains (losses) on foreign exchange held-for-trading derivative instruments are included on a net basis in Foreign exchange (gains) losses, net in the Consolidated statement of income. Realized and unrealized gains (losses) on interest rate derivatives are included on a net basis in Interest expense in the Consolidated statement of income.
2In 2024, unrealized gains of $6 million were reclassified to Net Income (loss) from AOCI related to discontinued cash flow hedges (2023 and 2022 – nil).
216 | TC Energy Consolidated Financial Statements 2024

Derivatives in cash flow hedging relationships
The components of OCI (Note 26) related to the change in fair value of derivatives in cash flow hedging relationships before tax and including the portion attributable to non-controlling interests were as follows:

year ended December 31	2024	2023	2022
(millions of Canadian $, pre-tax)

Gains (losses) in fair value of derivative instruments recognized in OCI[1]
Commodities	46	—	(94)
Interest rate	—	—	36
	46	—	(58)
1No amounts have been excluded from the assessment of hedge effectiveness.
Effect of fair value and cash flow hedging relationships
The following table details amounts presented in the Consolidated statement of income in which the effects of fair value or cash flow hedging relationships were recorded:

year ended December 31	2024	2023	2022
(millions of Canadian $)

Fair Value Hedges
Interest rate contracts[1]
Hedged items	(126)	(98)	(30)
Derivatives designated as hedging instruments	(52)	(43)	(1)
Cash Flow Hedges
Reclassification of gains (losses) on derivative instruments from AOCI to Net income (loss)[2,3]
Commodities[4]	32	(85)	(47)
Interest rate[1]	(12)	(12)	(16)
1Presented within Interest expense in the Consolidated statement of income.
2Refer to Note 26, Other comprehensive income (loss) and accumulated other comprehensive income (loss), for the components of OCI related to derivatives in cash flow hedging relationships including the portion attributable to non-controlling interests.
3There are no amounts recognized in earnings that were excluded from effectiveness testing.
4Presented within Revenues (Power and Energy Solutions) in the Consolidated statement of income. In 2024, unrealized gains of $6 million were reclassified to Net Income (loss) from AOCI related to discontinued cash flow hedges (2023 and 2022– nil).
Offsetting of derivative instruments
The Company enters into derivative contracts with the right to offset in the normal course of business as well as in the event of default. TC Energy has no master netting agreements; however, similar contracts are entered into containing rights to offset. The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the Consolidated balance sheet.
TC Energy Consolidated Financial Statements 2024 | 217

The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

at December 31, 2024	Gross Derivative Instruments	Amounts Available for Offset[1]	Net Amounts
(millions of Canadian $)

Derivative Instrument Assets
Commodities	418	(290)	128
Foreign exchange	51	(49)	2
	469	(339)	130
Derivative Instrument Liabilities
Commodities	(339)	290	(49)
Foreign exchange	(238)	49	(189)
Interest rate	(139)	—	(139)
	(716)	339	(377)
1Amounts available for offset do not include cash collateral pledged or received.

at December 31, 2023	Gross Derivative Instruments	Amounts Available for Offset[1]	Net Amounts
(millions of Canadian $)

Derivative Instrument Assets
Commodities	597	(418)	179
Foreign exchange	111	(16)	95
Interest rate	36	(5)	31
	744	(439)	305
Derivative Instrument Liabilities
Commodities	(458)	418	(40)
Foreign exchange	(16)	16	—
Interest rate	(47)	5	(42)
	(521)	439	(82)
1Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $133 million and letters of credit of $59 million at December 31, 2024 (2023 – $57 million and $83 million, respectively) to its counterparties. At December 31, 2024, the Company held less than $1 million in cash collateral and $75 million in letters of credit (2023 – less than $1 million and $12 million, respectively) from counterparties on asset exposures.
Credit-risk-related contingent features of derivative instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company's credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits.
Based on contracts in place and market prices at December 31, 2024, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position was $10 million (2023 – $3 million), for which the Company has provided no collateral in the normal course of business. If the credit-risk-related contingent features in these agreements were triggered on December 31, 2024, the Company would have been required to provide collateral equal to the fair value of the related derivative instruments discussed above. Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds. The Company has sufficient liquidity in the form of cash and undrawn committed revolving credit facilities to meet these contingent obligations should they arise.
218 | TC Energy Consolidated Financial Statements 2024

Fair Value Hierarchy
The Company's financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How Fair Value Has Been Determined

Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.

Level II
This category includes interest rate and foreign exchange derivative assets and liabilities where fair value is determined using the income approach and commodity derivatives where fair value is determined using the market approach.
Inputs include published exchange rates, interest rates, interest rate swap curves, yield curves and broker quotes from external data service providers.

Level III
This category includes long-dated commodity transactions in certain markets where liquidity is low. The Company uses the most observable inputs available or alternatively long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions. Where appropriate, these long-dated prices are discounted to reflect the expected pricing from the applicable markets.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

The fair value of the Company's derivative assets and liabilities measured on a recurring basis, including both current and non‑current portions, were categorized as follows:

at December 31, 2024	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II)[1]	Significant Unobservable Inputs (Level III)[1]	Total
(millions of Canadian $)

Derivative Instrument Assets
Commodities	126	214	78	418
Foreign exchange	—	51	—	51
Derivative Instrument Liabilities
Commodities	(116)	(217)	(6)	(339)
Foreign exchange	—	(238)	—	(238)
Interest rate	—	(139)	—	(139)
	10	(329)	72	(247)
1There were no transfers from Level II to Level III for the year ended December 31, 2024.
The Company has entered into contracts to sell 50 MW of power commencing in 2025 with terms ranging from 15 to 20 years provided from specified renewable sources in the Province of Alberta. The fair value of these contracts is classified in Level III of the fair value hierarchy and is based on the assumption that the contract volumes will be sourced approximately 80 per cent from wind generation, 10 per cent from solar generation and 10 per cent from the market.
TC Energy Consolidated Financial Statements 2024 | 219

at December 31, 2023	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II)[1]	Significant Unobservable Inputs (Level III)[1]	Total
(millions of Canadian $)

Derivative Instrument Assets
Commodities	387	200	10	597
Foreign exchange	—	111	—	111
Interest rate	—	36	—	36
Derivative Instrument Liabilities
Commodities	(307)	(130)	(21)	(458)
Foreign exchange	—	(16)	—	(16)
Interest rate	—	(47)	—	(47)
	80	154	(11)	223
1There were no transfers from Level II to Level III for the year ended December 31, 2023.
The following table presents the net change in fair value of derivative assets and liabilities classified in Level III of the fair value hierarchy:

(millions of Canadian $, pre-tax)	2024	2023

Balance at beginning of year	(11)	(11)
Net gains (losses) included in Net income (loss)	54	(2)
Transfers to Level II	29	2
Balance at End of Year[1]	72	(11)
1Revenues include unrealized gains of $54 million attributed to derivatives in the Level III category that were still held at December 31, 2024 (2023 – unrealized losses of $2 million).
29.  CHANGES IN OPERATING WORKING CAPITAL

year ended December 31	2024¹	2023¹	2022¹
(millions of Canadian $)

(Increase) decrease in Accounts receivable	(13)	(394)	(575)
(Increase) decrease in Inventories	(16)	(56)	(190)
(Increase) decrease in Other current assets	(97)	618	118
Increase (decrease) in Accounts payable and other	365	(206)	(83)
Increase (decrease) in Accrued interest	(40)	245	91
(Increase) Decrease in Operating Working Capital	199	207	(639)
1    Includes continuing and discontinued operations.
220 | TC Energy Consolidated Financial Statements 2024

30.  STRATEGIC ALLIANCE, ACQUISITIONS AND DISPOSITIONS
U.S. Natural Gas Pipelines
Portland Natural Gas Transmission System (PNGTS)
In August 2024, the Company and its partner, Northern New England Investment Company, Inc., a subsidiary of Énergir L.P. (Énergir), completed the sale of PNGTS to a third party for a gross purchase price of approximately $1.6 billion     (US$1.1 billion), including the third party's assumption of US$250 million of senior notes outstanding at PNGTS, split pro-rata according to the PNGTS ownership interests (TC Energy – 61.7 per cent, Énergir – 38.3 per cent). The Company's share of the proceeds was $743 million (US$546 million), net of transaction costs. The pre-tax gain attributable to the Company of         $572 million (US$408 million) was included in Net gain (loss) on sale of assets in the Consolidated statement of income, and the after-tax gain attributable to the Company was $456 million (US$323 million). The gain includes foreign currency translation gains of $15 million which were reclassified from AOCI to Net income (loss). TC Energy is providing customary transition services and will continue to work jointly with the purchaser to facilitate a safe and orderly transition.
Columbia Gas and Columbia Gulf
In October 2023, TC Energy completed the sale of a 40 per cent non-controlling equity interest in Columbia Gas and Columbia Gulf to Global Infrastructure Partners (GIP) for proceeds of $5.3 billion (US$3.9 billion). The Company continues to have a controlling interest in these companies and will remain the operator of the pipelines. TC Energy and GIP will each fund their proportionate share of annual maintenance, modernization and sanctioned growth capital expenditures through internally generated cash flows, debt financing within the Columbia entities, or from proportionate contributions from TC Energy and GIP.
The sale was accounted for as an equity transaction of which $9.5 billion (US$6.9 billion) was recorded as non-controlling interests to reflect the 40 per cent change in the Company’s ownership interest in Columbia Gulf and Columbia Gas. The difference between the non-controlling ownership interest recognized and the consideration received was recorded as a reduction to Additional paid-in capital of $3.5 billion (US$3.0 billion), net of tax and transaction costs.
At December 31, 2024, as part of the contingent consideration included in the sale, TC Energy accrued a one-time special distribution to GIP of $33 million (US$23 million), or $24 million (US$17 million) net of tax, in Additional paid-in capital.
Mexico Natural Gas Pipelines
Transportadora de Gas Natural de la Huasteca
In second quarter 2024, in accordance with the terms of the Company's strategic alliance, and in exchange for cash and     non-cash consideration of $561 million (US$411 million), the CFE became a partner in TGNH with a 13.01 per cent equity interest in TGNH. The transaction was accounted for as an equity transaction of which $588 million was recognized as non-controlling interests and $21 million was recognized as AOCI attributable to the CFE’s non-controlling interest. The difference between these amounts and the consideration received was recorded as a reduction to Additional paid-in capital of $27 million.
Power and Energy Solutions
Texas Wind Farms
In the first half of 2023, TC Energy acquired 100 per cent of the Class B Membership Interests in Fluvanna Wind Farm (Fluvanna) and Blue Cloud Wind Farm (Blue Cloud), respectively. Each of these operating assets has a tax equity investor which owns     100 per cent of the Class A Membership Interests, to which a percentage of earnings, tax attributes and cash flows are allocated. The tax equity investors' interests were recorded as non-controlling interests at their aggregate estimated fair value of $222 million (US$167 million).
TC Energy has determined that the use of the Hypothetical Liquidation at Book Value (HLBV) method of allocating earnings between the Company and the tax equity investors is appropriate as the earnings, tax attributes and cash flows from Fluvanna and Blue Cloud are allocated to its Class A and Class B Membership Interest owners on a basis other than ownership percentages. Using the HLBV method, the Company's earnings from the projects is calculated based on how the projects would allocate and distribute cash if the net assets were sold at their carrying amounts on the reporting date under the provisions of the tax equity agreements.
TC Energy Consolidated Financial Statements 2024 | 221

TC Energy determined it has a controlling financial interest in both projects and has consolidated the acquired entities as voting interest entities. The tax equity investors’ interests were recorded as non-controlling interests at their estimated fair values of $106 million (US$80 million) for Fluvanna and $116 million (US$87 million) for Blue Cloud. These transactions are accounted for as asset acquisitions and therefore did not result in the recognition of goodwill.
31.  COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
TC Energy and its affiliates have long-term natural gas transportation and natural gas purchase arrangements as well as other purchase obligations, all of which are transacted at market prices and in the normal course of business. Purchases under these contracts in 2024 were $347 million (2023 – $335 million; 2022 – $314 million).
The Company has entered into PPAs with solar and wind-power generating facilities ranging from 2025 to 2038 that require the purchase of generated energy and associated environmental attributes. At December 31, 2024, the total planned capacity secured under the PPAs is approximately 750 MW with the generation subject to operating availability and capacity factors. These PPAs do not meet the definition of a lease or derivative. Future payments and their timing cannot be reasonably estimated as they are dependent on when certain underlying facilities are placed into service and the amount of energy generated. Certain of these purchase commitments have offsetting sale PPAs for all or a portion of the related output from the facility.
Capital expenditure commitments include obligations related to the construction of growth projects and are based on the projects proceeding as planned. Changes to these projects, including cancellation, would reduce or possibly eliminate these commitments as a result of cost mitigation efforts. At December 31, 2024, TC Energy had approximately $1.1 billion of capital expenditure commitments, primarily consisting of:
•$0.4 billion for its U.S. natural gas pipelines, primarily related to construction costs associated with ANR and other pipeline projects
•$0.3 billion for its Canadian natural gas pipelines related to construction costs associated with the Valhalla North and Berland River projects.
Contingencies
TC Energy is subject to laws and regulations governing environmental quality and pollution control. At December 31, 2024, the Company had accrued approximately $8 million (2023 – $19 million) related to operating facilities, which represents the present value of the estimated future amount it expects to spend to remediate the sites. However, additional liabilities may be incurred as assessments take place and remediation efforts continue.
TC Energy and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. The Company assesses all legal matters on an ongoing basis, including those of its equity investments, to determine if they meet the requirements for disclosure or accrual of a contingent loss. With the potential exception of the matters discussed below, it is the opinion of management that the ultimate resolution of such proceedings and actions will not have a material impact on the Company's consolidated financial position or results of operations. The claims discussed below are material and there is a reasonable possibility of loss; however, they have not been assessed as probable and a reasonable estimate of loss cannot be made.

222 | TC Energy Consolidated Financial Statements 2024

Coastal GasLink LP
Coastal GasLink LP is in dispute with a number of contractors related to construction of the Coastal GasLink pipeline. Material legal matters pertaining to Coastal GasLink are summarized as follows:
Pacific Atlantic Pipeline Construction Ltd.
Coastal GasLink LP is in arbitration with one of its previous prime contractors, Pacific Atlantic Pipeline Construction Ltd. (PAPC). Coastal GasLink LP terminated its contract with PAPC for cause, due to the failure of PAPC to complete work as scheduled and made a demand on the parental guarantee for payment of the guaranteed obligations. Following Coastal GasLink LP’s demand on the guarantee, in August 2022, PAPC initiated arbitration. As of December 31, 2024, PAPC purports to seek at least $460 million in damages for wrongful termination for cause, termination damages and payments alleged to be outstanding. Coastal GasLink LP disputes the merits of PAPC’s claims and has counterclaimed against PAPC and its parent company and guarantor, Bonatti S.p.A., citing delays and failures by PAPC to perform and manage work in accordance with the terms of its contract. Coastal GasLink LP estimates its damages to be $1.3 billion. PAPC and Bonatti S.p.A. dispute Coastal GasLink LP's claims and assert that Coastal GasLink LP's damages, if any, are subject to a contractual limit of approximately $220 million. The hearing previously scheduled to commence in November 2024 has now been rescheduled to third quarter 2025. At December 31, 2024, the final outcome of this matter cannot be reasonably estimated.
Separately, Coastal GasLink LP has drawn on a $117 million irrevocable standby letter of credit (LOC) provided by PAPC based on a bona fide belief that Coastal GasLink LP’s damages are in excess of the face value of the LOC. PAPC applied for an injunction restraining Coastal GasLink LP from drawing on the LOC pending the completion of the arbitration between Coastal GasLink LP, PAPC and Bonatti S.p.A., but was unsuccessful. Coastal GasLink LP is now able to use the recovered LOC funds. PAPC and Bonatti S.p.A. have amended their original claims to seek additional damages in relation to the draw on the LOC. The amount claimed has not been articulated beyond the $117 million. The parties have agreed that the issue of damages arising from Coastal GasLink LP's draw on the LOC will be determined, if necessary, at a date subsequent to the arbitration hearing noted above.
Macro Spiecapag Coastal GasLink Joint Venture
Coastal GasLink LP is in arbitration with its former prime contractor, Macro Spiecapag Coastal GasLink Joint Venture (MSJV). In May 2021, Coastal GasLink LP terminated a portion of the work under its contract with MSJV. MSJV continued as prime contractor for the remaining portion of the work; however, it did not complete the remaining work as scheduled. Coastal GasLink LP claims damages in the approximate amount of $560 million for delay, owner indirect costs, contractor replacement costs and repayment of payments made on a without prejudice basis. MSJV has counterclaimed against Coastal GasLink LP for damages for wrongful termination and outstanding costs in the approximate amount of $480 million. An arbitration schedule is expected to be established in second quarter 2025. At December 31, 2024, the final outcome of this matter cannot be reasonably estimated.
2016 Columbia Pipeline Acquisition Lawsuit
In 2023, the Delaware Chancery Court (the Court) issued its decision in the class action lawsuit commenced by former shareholders of Columbia Pipeline Group Inc. (CPG) related to the acquisition of CPG by TC Energy in 2016. The Court found that the former CPG executives breached their fiduciary duties, that the former CPG Board breached its duty of care in overseeing the sale process and that TC Energy aided and abetted those breaches.
On May 15, 2024, the Court allocated responsibility for the total sale process damages of US$398 million in the amount of 50 per cent to the former Columbia CEO and CFO, collectively, and 50 per cent to TC Energy. Pursuant to the Final Order and Judgment (Final Judgment), TC Energy’s allocated share of the sale process claim damages is US$199 million, plus US$153 million in interest as of June 14, 2024. The Court also entered judgment related to a disclosure claim for which TC Energy’s allocated share of damages is US$84 million, plus US$64 million in interest as of June 14, 2024. The damages for the two claims are not cumulative and TC Energy would only be required to pay the greater of the sale process damages and disclosure claim damages after final determination of those amounts on appeal, including any additional interest assessed to the date of payment.
TC Energy disagrees with many of the Court’s findings and believes the Court’s ruling departs from established Delaware law. TC Energy has filed a notice of appeal, which is scheduled to be heard by the Delaware Supreme Court on March 12, 2025. A final decision is expected in mid-2025. During the appeal process, in lieu of paying the judgment, TC Energy posted an appeal bond in the amount of US$380 million, which approximates the amount of the Final Judgment plus nine months of post-judgment interest. The Company’s legal assessment is that it is not probable that TC Energy will incur a loss upon completion of the appeal process, and therefore, the Company has not accrued a provision for this claim at December 31, 2024.
TC Energy Consolidated Financial Statements 2024 | 223

Guarantees
TC Energy and its partner on the Sur de Texas pipeline, IEnova, have jointly guaranteed the financial performance of the entity which owns the pipeline. Such agreements include a guarantee and a letter of credit which are primarily related to the delivery of natural gas.
TC Energy and its joint venture partner on Bruce Power, BPC Generation Infrastructure Trust, have each severally guaranteed certain contingent financial obligations of Bruce Power related to a lease agreement and contractor and supplier services.
The Company and its partners in certain other jointly-owned entities have either: i) jointly and severally; ii) jointly or             iii) severally guaranteed the financial performance of these entities. Such agreements include guarantees and letters of credit which are primarily related to delivery of natural gas. For certain of these entities, any payments made by TC Energy under these guarantees in excess of its ownership interest are to be reimbursed by its partners.
The carrying value of these guarantees has been recorded in Other long-term liabilities on the Consolidated balance sheet. Information regarding the Company’s guarantees were as follows:

at December 31		2024		2023
	Term	Potential Exposure[1]	Carrying Value	Potential Exposure[1]	Carrying Value
(millions of Canadian $)

Sur de Texas	Renewable to 2053	93	—	97	—
Bruce Power	Renewable to 2065	88	—	88	—
Other jointly-owned entities	to 2032	59	1	24	1
		240	1	209	1
1TC Energy's share of the potential estimated current or contingent exposure.
224 | TC Energy Consolidated Financial Statements 2024

32.  VARIABLE INTEREST ENTITIES
Consolidated VIEs
A significant portion of the Company’s assets are held through VIEs in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business and the VIE’s assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than for the settlement of the VIE’s obligations, or are not considered a business, were as follows:

at December 31
(millions of Canadian $)	2024[1]	2023[2]

ASSETS
Current Assets
Cash and cash equivalents	311	188
Accounts receivable	839	473
Inventories	205	90
Other current assets	121	49
Current assets of discontinued operations	—	5
	1,476	805
Plant, Property and Equipment	49,904	27,477
Equity Investments	865	823
Restricted Investments	950	—
Goodwill	479	439
Regulatory Assets	53	12
Other Long-Term Assets	59	—
Long-Term Assets of Discontinued Operations	—	172
	53,786	29,728
LIABILITIES
Current Liabilities
Accounts payable and other	1,866	1,092
Accrued interest	202	210
Current portion of long-term debt	2,062	28
Current liabilities of discontinued operations	—	43
	4,130	1,373
Regulatory Liabilities	1,232	280
Other Long-Term Liabilities	70	46
Deferred Income Tax Liabilities	7	22
Long-Term Debt	12,387	11,388
Long-Term Liabilities of Discontinued Operations	—	10
	17,826	13,119
1On April 1, 2024, the NGTL System was classified as a VIE when its ownership was transferred from Nova Gas Transmission Ltd. to NGTL GP Ltd. on behalf of NGTL Limited Partnership.
2Columbia Gas and Columbia Gulf were classified as a VIE upon TC Energy's sale of a 40 per cent non-controlling equity interest on October 4, 2023. Refer to Note 30, Strategic alliance, acquisitions and dispositions, for additional information.
TC Energy Consolidated Financial Statements 2024 | 225

Non-Consolidated VIEs
The carrying value of these VIEs and the maximum exposure to loss as a result of the Company's involvement with these VIEs were as follows:

at December 31
(millions of Canadian $)	2024	2023

Balance Sheet Exposure
Equity Investments
Bruce Power	7,043	6,241
Coastal GasLink	1,006	294
Pipeline equity investments and other	160	166
Long-Term Assets of Discontinued Operations
Pipeline equity investments and other	—	951
Off-Balance Sheet Exposure[1]
Bruce Power	1,877	1,538
Coastal GasLink[2]	265	855
Pipeline equity investments and other	2	2
Discontinued operations	—	56
Maximum exposure to loss	10,353	10,103
1Includes maximum potential exposure to guarantees and future funding commitments.
2TC Energy is contractually obligated to fund the capital costs to complete the Coastal GasLink pipeline by funding the remaining equity requirements of Coastal GasLink LP through incremental capacity on the subordinated loan agreement with Coastal GasLink LP until final costs are determined. In December 2024, TC Energy made an equity contribution of $3,137 million to Coastal GasLink LP, which used the funds to repay the $3,147 million balance owing to TC Energy under the subordinated loan agreement. The repayment reduced the Company's funding commitment under the subordinated loan agreement to $228 million. In addition to the subordinated loan agreement, TC Energy has entered into an equity contribution agreement to fund a maximum of $37 million for its proportionate share of the equity requirements related to the Cedar Link project. Refer to Note 7, Coastal GasLink, for additional information.
226 | TC Energy Consolidated Financial Statements 2024